Exhibit 99.3

Suzano S.A. Consolidated financial statements Year ended December 31, 2020 and 2019 (In thousands of R$, unless otherwise stated)

CONSOLIDATED BALANCE SHEETS

	Note	December 31, 2020	December 31, 2019
ASSET
CURRENT
Cash and cash equivalents	5	6,835,057	3,249,127
Marketable securities	6	2,212,079	6,150,631
Trade accounts receivable	7	2,915,206	3,035,817
Inventories	8	4,009,335	4,685,595
Recoverable taxes	9	406,850	997,201
Derivative financial instruments	4.5	484,043	260,273
Advances to suppliers	10	43,162	170,481
Other assets		738,924	335,112
		17,644,656	18,884,237
Assets held for sale	1.2.2	313,338
Total current assets		17,957,994	18,884,237

NON-CURRENT
Marketable securities	6	184,778	179,703
Recoverable taxes	9	834,575	708,914
Deferred taxes	12	8,677,002	2,134,040
Derivative financial instruments	4.5	857,377	838,699
Advances to suppliers	10	1,015,115	1,087,149
Judicial deposits		257,789	268,672
Other assets		235,341	228,881

Biological assets	13	11,161,210	10,571,499
Investments	14	359,071	322,446
Property, plant and equipment	15	39,156,890	41,120,945
Right of use	19.1	4,344,078	3,850,237
Intangible	16	16,759,528	17,712,803
Total non-current		83,842,754	79,023,988

TOTAL ASSET		101,800,748	97,908,225

The accompanying notes are an integral part of this consolidated financial statements.

Suzano S.A. Consolidated financial statements Year ended December 31, 2020 and 2019 (In thousands of R$, unless otherwise stated)

CONSOLIDATED BALANCE SHEETS

	Note	December 31, 2020	December 31, 2019
LIABILITIES
CURRENT
Trade accounts payable	17	2,361,098	2,376,459
Loans, financing and debentures	18.1	2,043,386	6,227,951
Lease liabilities	19.2	620,177	656,844
Derivative financial instruments	4.5	1,991,118	893,413
Taxes payable		170,482	307,639
Payroll and charges		492,728	400,435
Liabilities for assets acquisitions and subsidiaries	23	101,515	94,414
Dividends payable		6,232	5,720
Advance from customers		25,171	59,982
Other liabilities		360,916	456,338
Total current liabilities		8,172,823	11,479,195

NON-CURRENT
Loans, financing and debentures	18.1	70,856,496	57,456,375
Lease liabilities	19.2	4,571,583	3,327,226
Derivative financial instruments	4.5	6,126,282	2,024,500
Liabilities for assets acquisitions and subsidiaries	23	400,713	447,201
Provision for judicial liabilities	20.1	3,255,955	3,512,477
Employee benefit plans	21.2	785,045	736,179
Deferred taxes	12	570	578,875
Share-based compensation plans	22.3	195,135	136,505
Other liabilities		98,768	121,723
Total non-current liabilities		86,290,547	68,341,061
TOTAL LIABILITIES		94,463,370	79,820,256

EQUITY	25
Share capital		9,235,546	9,235,546
Capital reserves		10,612	6,416,864
Treasury shares		(218,265)	(218,265)
Retained earnings reserves			317,144
Other reserves		2,129,944	2,221,341
Retained loss		(3,926,015)
Controlling shareholder´s		7,231,822	17,972,630
Non-controlling interest		105,556	115,339
Total equity		7,337,378	18,087,969
TOTAL LIABILITIES AND EQUITY		101,800,748	97,908,225

The accompanying notes are an integral part of this consolidated financial statements.

Suzano S.A. Consolidated financial statements Year ended December 31, 2020, 2019 and 2018 (In thousands of R$, unless otherwise stated)

CONSOLIDATED STATEMENTS OF INCOME (LOSS)

		12 months YTD
	Note	December 31, 2020	December 31, 2019	December 31, 2018
NET SALES	28	30,460,277	26,012,950	13,443,376
Cost of sales	30	(18,966,331)	(20,743,482)	(6,922,331)
GROSS PROFIT		11,493,946	5,269,468	6,521,045

OPERATING INCOME (EXPENSES)
Selling	30	(2,174,652)	(1,905,279)	(598,726)
General and administrative	30	(1,443,192)	(1,173,358)	(825,209)
Income from associates and joint ventures	14	36,142	31,993	7,576
Other, net	30	531,150	405,754	(96,875)
OPERATING PROFIT BEFORE NET FINANCIAL INCOME (EXPENSES)		8,443,394	2,628,578	5,007,811

NET FINANCIAL INCOME (EXPENSES)	27
Financial expenses		(4,459,425)	(4,178,848)	(1,500,374)
Financial income		327,475	493,246	459,707
Derivative financial instruments		(9,422,682)	(1,075,252)	(2,735,196)
Monetary and exchange variations, net		(12,530,891)	(1,964,927)	(1,066,650)
NET INCOME (LOSS) BEFORE TAXES		(17,642,129)	(4,097,203)	165,298

Income and social contribution taxes
Current	12	(181,926)	(246,110)	(586,568)
Deferred	12	7,109,120	1,528,571	741,084
NET INCOME (LOSS) FOR THE YEAR		(10,714,935)	(2,814,742)	319,814

Attributable to
Controlling shareholders’		(10,724,828)	(2,817,518)	319,693
Non-controlling interest		9,893	2,776	121

Earnings (loss) per share

Basic	26.1	(7.94890)	(2.08825)	0.29236
Diluted	26.2	(7.94890)	(2.08825)	0.29199

The accompanying notes are an integral part of this consolidated financial statements.

Suzano S.A. Consolidated financial statements Year ended December 31, 2020, 2019 and 2018 (In thousands of R$, unless otherwise stated)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	December 31, 2020	December 31, 2019	December 31, 2018
Net income (loss) for the year	(10,714,935)	(2,814,742)	319,814
Other comprehensive income (loss)
Exchange rate variation and fair value investments in equity measured at fair value through other comprehensive income	6,290	3,576
Tax effect of the above items	(2,139)	(1,216)

Actuarial gain on post-employment plans of the subsidiaries	3,522	2,749
Tax effect of the above item	(1,015)	(935)

Actuarial loss on post-employment plans of the subsidiaries	(37,188)	(147,640)	(69,305)
Tax effect of the above item	12,644	50,198	23,564
Items with no subsequent effect on income	(17,886)	(93,268)	(45,741)

Exchange rate variation on conversion of financial statements of the subsidiaries abroad (1)	(2,857)	45,819	137,546
Items with subsequent effect on income	(2,857)	45,819	137,546
	(10,735,678)	(2,862,191)	411,619
Attributable to
Controlling shareholders’	(10,745,571)	(2,864,967)	411,498
Non-controlling interest	9,893	2,776	121

1)	As of December 31, 2020 includes the exchange variation related to investments abroad of wholly-owned subsidiaries whose functional currencies are different from the Brazilian Real (notes 3.1.1 and 3.2.5).
As of December 31, 2019 and 2018 includes the (i) exchange variation related to investments abroad of wholly-owned subsidiaries and (ii) hyperinflation referring to the wholly owned subsidiary Stenfar (note 3.2.6).

The accompanying notes are an integral part of this consolidated financial statements.

Suzano S.A. Consolidated financial statements Year ended December 31, 2020, 2019 and 2018 (In thousands of R$, unless otherwise stated)

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Attributed to of controlling shareholders
	Share Capital		Capital reserves					Retained earnings reserves
	Share Capital	Share issuance costs	Tax incentives	Stock options granted	Share issuance costs	Other	Treasurys shares	Tax incentives	Legal Reserve	Reserve for capital increase	Special statutory reserve	Dividends proposed	Other reserves	Retained earnings (losses)	Total	Non- controlling interest	Total equity
Balances at December 31, 2017	6,241,753		396,006	14,237	(15,442)		(241,088)		406,897	2,281,319	234,602		2,298,327		11,616,610		11,616,610
Total comprehensive income (loss)
Net income (loss) for the year														319,693	319,693	121	319,814
Actuarial gain (loss) net of deferred taxes													(45,741)		(45,741)		(45,741)
Exchange variation on conversion of financial statements of foreign subsidiaries													137,546		137,546		137,546
Transactions with shareholders:
Stock options granted				5,170											5,170		5,170
Sale of treasury shares to meet stock-based compensation plan							8,516								8,516		8,516
Non-controlling interest arising on business combination																13,807	13,807
Reversal of time-barred dividends											66				66		66
Internal changes in equity:
Realization of deemed cost, net of deferred taxes													(68,424)	68,424
Stock options granted				(14,307)			14,307
Reserve for tax incentives Sudene-reduction of 75%			288,557											(288,557)
Dividends distributed
Constitution of special statutory reserve											7,882			(7,882)
Constitution of the legal reserve									15,917					(15,917)
Constitution of a reserve for capital increase										70,940				(70,940)
Dividends										(29,976)					(29,976)		(29,976)
Unclaimed dividends forfeited										(596,534)		596,534
Dividends subject to approval
Minimum mandatory dividends														(3,466)	(3,466)		(3,466)
Unrealized net revenue of 2017										4,880	62			(1,355)	3,588		3,588
Balances at December 31, 2018	6,241,753		684,563	5,100	(15,442)		(218,265)		422,814	1,730,629	242,612	596,534	2,321,708		12,012,006	13,928	12,025,934
Total comprehensive income
Net (loss) for the year														(2,817,518)	(2,817,518)	2,776	(2,814,742)
Other comprehensive income for the year													(47,449)		(47,449)		(47,449)
Transactions with shareholders
Loss absorption								(684,563)	(105,670)	(1,730,629)	(242,612)			2,763,474
Share capital increase	3,027,528														3,027,528		3,027,528
Share issuance costs		(33,735)			15,442										(18,293)		(18,293)
Stock options granted				879											879		879
Non-controlling interest arising from business combination																98,635	98,635
Unclaimed dividends forfeited														1,126	1,126		1,126
Dividends paid												(596,534)			(596,534)		(596,534)
Internal changes in equity			(684,563)					684,563
Transfers of tax incentives
Realization of deemed cost, net of taxes													(52,918)	52,918
Issue of common shares related to business combination						6,410,885									6,410,885		6,410,885
Balances at December 31, 2019	9,269,281	(33,735)		5,979		6,410,885	(218,265)		317,144				2,221,341		17,972,630	115,339	18,087,969
Total comprehensive income
Net (loss) for the year														(10,724,828)	(10,724,828)	9,893	(10,714,935)
Other comprehensive income for the year													(20,743)		(20,743)		(20,743)
Transactions with shareholders
Loss absorption (note 25.6)						(6,410,885)			(317,144)					6,728,029
Stock options granted				4,633											4,633		4,633
Realization of fair value attributable to non-controlling interest																(19,676)	(19,676)
Unclaimed dividends forfeited														130	130		130
Internal changes in equity
Partial Realization of deemed cost, net of taxes													(70,654)	70,654
Balances at December 31, 2020	9,269,281	(33,735)		10,612			(218,265)						2,129,944	(3,926,015)	7,231,822	105,556	7,337,378

The accompanying notes are an integral part of this consolidated financial statements.

Suzano S.A. Consolidated financial statements Year ended December 31, 2020, 2019 and 2018 (In thousands of R$, unless otherwise stated)

CONSOLIDATED STATEMENTS OF CASH FLOWS

	December 31, 2020	December 31, 2019	December 31, 2018
OPERATING ACTIVITIES
Net income (loss) for the year	(10,714,935)	(2,814,742)	319,814
Adjustment to
Depreciation, depletion and amortization (Notes 27 and 30)(1)	6,565,441	7,898,775	1,563,223
Amortization of right of use (Note 19.1)	186,768	154,217
Sublease of ships	(35,841)
Interest expense on lease liabilities	397,746	226,103
Results from sale, disposals and provision for losses (impairment) of property, plant and equipment and biological assets, net (Note 30)	(53,807)	77,930	13,580
Income (loss) from associates and joint ventures (Note 14.2)	(36,142)	(31,993)	(7,576)
Exchange rate and monetary variations, net (Note 27)	12,530,891	1,964,927	1,446,207
Interest expenses with financing, loans and debentures, net (Note 27)	3,286,254	3,363,019	872,208
Premium expenses with repurchase of bonds (Note 27)	391,390
Capitalized interest (Note 27)	(10,636)	(4,213)
Accrual of interest on marketable securities	(94,868)	(392,018)	(127,037)
Amortization of fundraising costs (Note 27)	101,741	185,807	44,499
Derivative (gains) losses, net (Note 27)	9,422,682	1,075,252	2,735,196
Fair value adjustment of biological assets (Note 13)	(466,484)	(185,399)	129,187
Deferred income tax and social contribution (Note 12.3)	(7,109,120)	(1,528,571)	(741,084)
Tax credits - gains in tax lawsuit (ICMS from the PIS/COFINS calculation basis) (note 9)		(128,115)
Interest on employee benefits (Note 21.2)	53,092	44,496	35,920
Provision for (reversal of) judicial liabilities, net (Note 20.1)	1,288	26,807	13,285
Allowance for doubtful accounts, net (Note 7.3)	6,022	(12,286)	6,450
Provision for (reversal of) inventory losses, net (Note 8.1)	65,675	107,269	(25,096)
Provision for loss of ICMS credits, net (Note 9.1)	(82,293)	129,283
Impairment of non-financial assets (Note 16.1)	45,435
Other	35,451	(56,517)	235,081
Decrease (increase) in assets
Trade accounts receivables	884,451	991,476	(186,026)
Inventories	651,203	873,420	(622,151)
Recoverable taxes	659,930	241,934	50,960
Other assets	54,651	(26,478)	(12,720)
Increase (decrease) in liabilities
Trade accounts payables	140,480	(1,555,697)	1,473
Taxes payable	47,212	240,871	432,603
Payroll and charges	92,278	(234,948)	(100,124)
Other liabilities	(266,546)	(62,294)	225,616
Cash provided by operations, net	16,749,409	10,568,315	6,303,488
Payment of interest with financing, loans and debentures (Note 18.2)	(3,244,949)	(2,977,957)	(806,758)
Payment of premium with repurchase of bonds (Note 18.2)	(378,381)
Interest received from marketable securities	186,853	377,804
Payment of income taxes	(188,296)	(391,725)	(327,282)
Cash provided by operating activities	13,124,636	7,576,437	5,169,448

INVESTING ACTIVITIES
Additions to property, plant and equipment (Note 15)	(1,503,255)	(2,001,674)	(1,251,486)
Additions to intangible assets (Note 16)	(2,307)	(17,715)	(7,217)
Additions to biological assets (Note 13)	(3,392,298)	(2,849,038)	(1,164,995)
Proceeds from sale of property, plant and equipment	183,504	198,644	95,481
Increase of capital in subsidiaries and associates (Note 14.3)		(45,856)
Marketable securities, net	3,841,493	19,378,893	(19,340,022)
Advance for acquisition of wood from operations with development	135,693	(355,447)	1,402
Acquisition of subsidiaries, net cash		(26,002,540)	(294,473)
Dividends received	753
Other investments		(286)
Cash (used) in investing activities, net	(736,417)	(11,695,019)	(21,961,310)

FINANCING ACTIVITIES
Proceeds from loans, financing and debentures (note 18.2)	14,761,796	18,993,837	25,645,822
Payment of derivative transactions (note 4.5.4)	(4,465,640)	(135,449)	(1,586,415)
Payment of loans, financing and debentures (note 18.2)	(19,092,810)	(13,994,708)	(3,738,577)
Payment of leases (note 19.2)	(824,245)	(645,071)
Payment of dividends		(606,632)	(210,205)
Sale of treasury shares to meet stock-based compensation plan		(879)	8,514
Liabilities for assets acquisitions and subsidiaries	(164,240)	(479,480)	(84,090)
Other financing		10,191
Cash provided (used) by financing activities	(9,785,139)	3,141,809	20,035,049

EXCHANGE VARIATION ON CASH AND CASH EQUIVALENTS	982,850	(161,553)	67,433

Increase (reduction) in cash and cash equivalents, net	3,585,930	(1,138,326)	3,310,620
Cash and cash equivalents at the beginning for the year	3,249,127	4,387,453	1,076,833
Cash and cash equivalents at the end for the year	6,835,057	3,249,127	4,387,453
Increase (reduction) in cash and cash equivalents, net	3,585,930	(1,138,326)	3,310,620

1)	In the year ended December 31, 2019 includes the full amortization of the inventories step up, resulting from the business combination with Fibria, in the amount of R$2,178,903.

The accompanying notes are an integral part of this consolidated financial statements.

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2020 and 2019

1.	COMPANY´S OPERATIONS

Suzano S.A., together with its subsidiaries (“Suzano” or collectively “Company”), is a public company with its headquarters office in Brazil, at Avenida Professor Magalhaes Neto, no. 1,752 - 10th floor, rooms 1010 and 1011, Bairro Pituba, in the city of Salvador, State of Bahia, and the main business office in the city of São Paulo.

Suzano owns shares traded in B3 S.A. (“Brasil, Bolsa, Balcão - “B3”), listed on the New Market under the ticker SUZB3 and American Depositary Receipts ("ADRs") in a ratio of 1 (one) common share, Level II, traded in the New York Stock Exchange (“NYSE”) under the ticker SUZ.

The Company holds 11 industrial units, located in the cities of Aracruz (Espírito Santo, State), Belém (Pará, State), Eunápolis and Mucuri (Bahia, State), Maracanaú (Ceará, State), Imperatriz (Maranhão, State), Jacareí, Limeira, Rio Verde and Suzano, being 2 units (São Paulo, State) and Três Lagoas (Mato Grosso do Sul, State).

These units produce hardwood pulp from eucalyptus, paper (coated paper, paperboard, uncoated paper and cut size paper) and packages of sanitary paper (consumer goods - tissue) to serve the domestic and foreign markets.

Pulp and paper are sold in the foreign market directly by Suzano, as well as through its wholly-owned subsidiaries in Austria, the United States of America, Switzerland, Argentina and sales offices in China.

The Company's corporate purpose also includes the commercial operation of eucalyptus forest for its own use, the operation of port terminals, and the holding of interest, as partner or shareholder, in any other company or project, and the generation and sale of electricity.

The Company is controlled by Suzano Holding S.A., through a Voting Agreement whereby it holds 45.77% of the common shares of its share capital.

These consolidated financial statements was approved by Board of Directors on February 10, 2021.

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2020 and 2019

1.1.	Equity interest

The Company holds equity interest in the following entities:

					% equity interest
Entity	Main activity	Country	Type of investment	Accounting method	December 31, 2020	December 31, 2019
AGFA – Com. Adm. e Participações Ltda. (1)	Holding	Brazil	Direct	Consolidated		100.00%
Asapir Produção Florestal e Comércio Ltda. (1)	Eucalyptus cultivation	Brazil	Direct	Consolidated		100.00%
Celluforce Inc.	Nanocrystalline pulp research and development	Canada	Direct	Fair value through other comprehensive income	8.30%	8.30%
Comercial e Agrícola Paineiras Ltda. (1)	Lease of reforestation land	Brazil	Direct	Consolidated		99.99%
Ensyn Corporation	Biofuel research and development	United States of America	Direct	Equity	25.30%	25.30%
F&E Technologies LLC	Biofuel production, except alcohol	United States of America	Direct	Equity	50.00%	50.00%
F&E Tecnologia do Brasil S.A. (2)	Biofuel production, except alcohol	Brazil	Direct	Consolidated	100.00%	100.00%
Facepa - Fábrica de Papel da Amazônia S.A. (1)	Industrialization and commercialization of tissue paper	Brazil	Direct /Indirect	Consolidated		92.80%
Fibria Celulose (USA) Inc.	Business office	United States of America	Direct	Consolidated	100.00%	100.00%
Fibria Overseas Finance Ltd.	Financial fundraising	Cayman Island	Direct	Consolidated	100.00%	100.00%
Fibria Terminais Portuários S.A. (1)	Port operation	Brazil	Direct	Consolidated		100.00%
Fibria Terminal de Celulose de Santos SPE S.A.	Port operation	Brazil	Direct	Consolidated	100.00%	100.00%
FuturaGene AgriDev Xinjiang Company Ltd.	Biotechnology research and development	China	Indirect	Consolidated	100.00%	100.00%
FuturaGene Biotechnology Shangai Company Ltd.	Biotechnology research and development	China	Indirect	Consolidated	100.00%	100.00%
FuturaGene Brasil Tecnologia Ltda. (1)	Biotechnology research and development	Brazil	Direct /Indirect	Consolidated		100.00%
FuturaGene Delaware Inc.	Biotechnology research and development	United States of America	Indirect	Consolidated	100.00%	100.00%
FuturaGene Hong Kong Ltd.	Biotechnology research and development	Hong Kong	Indirect	Consolidated	100.00%	100.00%
FuturaGene Inc.	Biotechnology research and development	United States of America	Indirect	Consolidated	100.00%	100.00%
FuturaGene Israel Ltd.	Biotechnology research and development	Israel	Indirect	Consolidated	100.00%	100.00%
FuturaGene Ltd.	Biotechnology research and development	England	Indirect	Consolidated	100.00%	100.00%
Gansu FuturaGene Biotech Co. Ltd. (3)	Biotechnology research and development	China	Indirect	Consolidated		100.00%
Ibema Companhia Brasileira de Papel	Industrialization and commercialization of paperboard	Brazil	Direct	Equity	49.90%	49.90%
Itacel - Terminal de Celulose de Itaqui S.A.	Port operation	Brazil	Indirect	Consolidated	100.00%	100.00%
Maxcel Empreendimentos e Participações S.A.	Holding	Brazil	Direct	Consolidated	100.00%	100.00%
Mucuri Energética S.A.	Power generation and distribution	Brazil	Direct	Consolidated	100.00%	100.00%
Ondurman Empreendimentos Imobiliários Ltda. (1)	Lease of reforestation land	Brazil	Direct /Indirect	Consolidated		100.00%
Paineiras Logística e Transportes Ltda.	Road freight transport	Brazil	Direct	Consolidated	100.00%	100.00%
Portocel - Terminal Espec. Barra do Riacho S.A.	Port operation	Brazil	Direct	Consolidated	51.00%	51.00%
Projetos Especiais e Investimentos Ltda.	Commercialization of equipment and parts	Brazil	Direct	Consolidated	100.00%	100.00%
Rio Verde Participações e Propriedades Rurais S.A. (4)	Forest assets	Brazil	Direct	Consolidated	100.00%	100.00%
SFBC Participações Ltda. (5)	Packaging production	Brazil	Direct	Consolidated	100.00%
Spinnova OY (6)	Research and development of sustainable raw materials (wood) for the textile industry	Finland	Direct	Equity	23.44%	24.06%
Stenfar S.A. Indl. Coml. Imp. Y. Exp. (7)	Commercialization of computer paper and materials	Argentina	Direct	Consolidated	100.00%	100.00%
Suzano Austria GmbH.	Business office	Austria	Direct	Consolidated	100.00%	100.00%
Suzano Canada Inc.	Lignin research and development	Canada	Direct	Consolidated	100.00%	100.00%
Suzano International Trade GmbH.	Business office	Austria	Direct	Consolidated	100.00%	100.00%
Suzano Operações Industriais e Florestais S.A. (8)	Industrialization, commercialization and exportation of pulp	Brazil	Direct	Consolidated	100.00%
Suzano Participações do Brasil Ltda. (9)	Holding	Brazil	Direct	Consolidated		100.00%
Suzano Pulp and Paper America Inc.	Business office	United States of America	Direct	Consolidated	100.00%	100.00%
Suzano Pulp and Paper Europe S.A.	Business office	Switzerland	Direct	Consolidated	100.00%	100.00%
Suzano Shanghai Ltd. (10)	Business office	China	Direct	Consolidated	100.00%
Suzano Trading International KFT	Business office	Hungary	Direct	Consolidated	100.00%	100.00%
Suzano Trading Ltd.	Business office	Cayman Island	Direct	Consolidated	100.00%	100.00%

Veracel Celulose S.A. (11)	Industrialization, commercialization and exportation of pulp	Brazil	Direct	Proportional Consolidated	50.00%	50.00%

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2020 and 2019

1)	On December 31, 2020, merger of the entity by Suzano S.A.

2)	On May 31, 2020, reorganization of equity interest as a result of the merger of Suzano Participações do Brasil Ltda. by Suzano S.A. Previously, the participation of this entity was directly held by Suzano Participações do Brasil Ltda. and indirectly by Suzano S.A. After the merger, it was held wholly-owned by Suzano S.A.

3)	On April 8, 2020, disposal of equity interest.

4)	On May 31, 2020 reorganization of equity interest as a result of the merger of Suzano Participações do Brasil Ltda. by Suzano S.A. Previously, the participation of this entity was directly held by Suzano Participações do Brasil Ltda. and indirectly by Suzano S.A. After the merger, it was held wholly-owned by Suzano S.A.

5)	On August 31, 2020, entity established as a result of corporate restructuring. On December 31, 2020, reorganization of equity interest as a result of the merger of Facepa - Fábrica de Papel da Amazônia S.A. by Suzano S.A. Previously, the participation of this entity was wholly-owned held by Facepa - Fábrica de Papel da Amazônia S.A. and indirectly by Suzano S.A. After the merger, it was held directly by Suzano S.A.

6)	On January 29, 2020, dilution of equity interest due to the acquisition of interest by another investor.

7)	On December 31, 2020, reorganization of equity interest as a result of the merger of Comercial e Agrícola Paineiras Ltda. by Suzano S.A. Previously, the participation of this entity was 90% held by Suzano S.A and 10% by Comercial e Agrícola Paineiras Ltda. After the merger, it was held wholly-owned by Suzano S.A.

8)	On December 02, 2020, establishment of legal entity arising from corporate reorganization.

9)	On May 31, 2020, merger of the entity by Suzano S.A.

10)	On February 26, 2020, establishment of legal entity arising from corporate reorganization.

11)	Joint operation with Stora Enso, a company located in Finland.

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2020 and 2019

1.2.	Major events in the year ended

1.2.1.	Effects arising from COVID 19

With the advent of the pandemic COVID-19, Suzano has adopted and has maintained preventive and mitigating measures, in compliance with the rules and policies established by national and international health authorities, in order to minimize as far as possible, the harmful effects of the pandemic of COVID-19, popularly known as the new coronavirus, referring to the safety of people, society and their businesses.

Thus Company's initiatives are based on three pillars:

(i)	Protection for people: in order to provide security to its employees and third parties who in its operations, Suzano adopted a series of measures aimed at minimizing the exposure of its team and / or mitigating exposure risks.

(ii)	Protection of society: one of Suzano's three cultural drivers is: “It is only good for us, if it is good for the world”. Therefore, from the beginning of the pandemic to the present, the Company has adopted a series of measures to protect society, including:

•	Donation of toilet paper, napkins and disposable diapers produced by the Company for needy regions.

•	Acquisition of 159 respirators and 1,000,000 hospital masks for donation to the Federal and State Governments.

•	Participation in joint action with Positivo Tecnologia, Klabin, Flextronics and Embraer, to support the Brazilian company Magnamed, in the production of respirators to deliver to the Federal Government. Suzano's disbursement in this action was R$9,584.

•	Construction of a field hospital in Teixeira de Freitas (BA) in conjunction with Veracel, which has already been handed over to the state government and opened in July 2020.

•	Establishement a partnership with Fatec of Capão Bonito for the production of gel alcohol.

•	Loan of forklifts to move donations received by the Red Cross.

•	Maintenance of all direct jobs.

•	Maintenance, for 90 days (until the end of June 2020) of payment of 100% of the cost of the payroll of service providers' workers who had their activities suspended due to the pandemic, aiming at the consequent preservation of jobs.

•	Creation of the a support program for small suppliers, a social support program for small farmers to sell their products through the home delivery system in 38 communities supported by Suzano's Rural and Territorial Development Program (“PDRT”) in 5 states and social program with the objective of provide 125,000 masks in communities for donation in 5 states.

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2020 and 2019

•	Launch a program to support its portfolio of small and medium-sized paper customers entitled “Tamo Junto” with the objective of ensuring that these companies have the financial and management capacity to resume activities.

The disbursements made for carrying out the social actions implemented by Suzano, totaled R$48,590 through December 31, 2020 (Note 30).

(iii)	Protection for business: to date, the Company continues with its normal operations and a crisis management committee has been implemented.

The paper and pulp sector were recognized by the World Health Organization (“WHO”), as well as by several countries, as a producer of goods essential to society. Therefore, in order to fulfill the responsibility arising from the essentiality of the business, Suzano has taken measures to ensure, to the greatest extent possible, operational normality and full service to its customers, increasing the level of wood and raw material inventories in the factories and has been advancing its inventories of finished goods product bringing them closer to their customers to mitigate possible risks of disruption in the factories' supply chain and the sale of their products.

The current situation resulting from the COVID-19 also implies a higher credit risk, especially for its customers in the paper business. Thus, the Company has also been monitoring the evolution of this risk and implementing measures to mitigate it, and so far, there has been no significant financial impact.

Due to the social isolation measures adopted in Brazil and in several countries around the world, causing schools and offices to close, for example, the demand for printing and writing papers was reduced. In light of this situation, as announced by paper producers in several countries around the world, Suzano decided to temporarily reduce its paper production volume. As previously disclosed in the quarterly information for the period ended March 31, 2020, the Company temporarily stopped the production at the paper production lines of the Mucuri and Rio Verde units, however, the activities of the factories were resumed at normal level at the beginning of July 2020.

Finally, it is worth noting that, as a result of the current scenario, the Company has made and maintained a vast communication effort to further increase the interaction with its main stakeholders, with the objective of guaranteeing the adequate transparency and flow of information with the them in a timely manner to the dynamics of the social and economic conjuncture.

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2020 and 2019

1.2.2.	Sale of rural properties and forests (“Transaction”)

On November 20, 2020, the Company announced that it entered into an agreement for purchase and sale of forests , commitment to purchase and sale rural properties and other covenants, with Bracell SP Celulose Ltda. (“BSP”) and Turvinho Participações Ltda. (“Turvinho”, and in conjunction with BSP, "Buyers"), for which the Company sold and Buyers (i) acquired 21,066 hectares of rural property located in the central region of the State of São Paulo, partly through sale and partly by transfer of Suzano’s lease agreement to the Buyers; (ii) acquired mature and immature forests and (iii) committed to purchase an additional volume of wood, for the price of R$1,056,756, whose composition of the consideration corresponds to:

i)	Sale of rural properties: R$680,895

ii)	Sale of eucalyptus forests (mature) and forests in formation (immature): R$375,860

iii)	Transfer of lease agreements: R$1

The Administrative Council for Economic Defense (“CADE”) analyzed the conditions applicable to this type of operation and approved the transaction, without restrictions, on December 8, 2020. On December 29, 2020, the process was completed and filed, issuing the Transit Certificate in Transaction Judgment.

The closing of the transaction, as established in the contract, took place on the 5th business day following the issuance of the CADE Certificate of Approval, with the transaction completion date, January 5, 2021, as described in Note 32.1.

For the year ended December 31, 2020, in compliance with IFRS 5 Non-Current Assets Held for Sale and Discontinued Operations, the Company reclassified to the item of non-current assets held for sale, the assets available immediately and under current conditions (rural properties and mature eucalyptus forests), in the total amount of R$ 313,338, of which:

i)	Property, plant and equipment: referring to rural properties in the amount of R$289,867, corresponding to the book value and deemed cost; and

ii)	Biological Assets: referring to mature eucalyptus forests (over 7 years of planting) in the amount of R$23,471, corresponding to the book value of the formation cost.

For rural properties that have eucalyptus forests in formation (immature), the Company and Turvinho signed a lending agreement on the date of completion of the transaction ("Closing"). The contract will remain in effect until the biological assets reaches the cut-off point (mature), when the wood will be delivered to Bracell. The projection of wood delivery will occur during the period from the year ended in 2021 to 2027.

The biological assets corresponding to eucalyptus forests in formation (immature), in the amount of R$140,142, remains classified in biological assets, until its formation and delivery of the wood to Bracell.

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2020 and 2019

1.2.3.	Approval of the legal merger of Facepa

On December 28, 2020, the Company approved in the Extraordinary Shareholders Meeting of Suzano the legal merger of Facepa, a wholly-owned subsidiary of Suzano, with the transfer of all its equity to Suzano and its consequent winding up ("Legal Merger"), provided that the share capital of the Company not changed due to the Legal Merger. Because of the Legal Merger, Suzano succeeded Facepa in all its rights and obligations.

The following table summarizes, the balance sheet of Facepa as of December 31, 2020:

ASSET		LIABILITIES
CURRENT		CURRENT
Cash and cash equivalentes	47,397	Trade accounts payable	219,578
Trade accounts receivable	53,777	Lease liabilities	451
Inventories	34,977	Taxes payable	1,813
Recoverable taxes	45,738	Payroll and charge	7,064
Other assets	1,845	Dividends payable	8,004
Total current asset	183,734	Other liabilities	4,515
		Total current liabilities	241,425

NON-CURRENT		NON-CURRENT
Recoverable taxes	183	Loans and financing	3,650
Deferred taxes	4,498	Lease liabilities	1,011
Judicial deposits	1,231	Provision for judicial liabilities	7
	5,912	Total non-current liabilities	4,668
		TOTAL LIABILITIES	246,093
Investment	15,839
Property, plant and equipment	65,487
Right of use	1,389	EQUITY
Intangible	120	Share capital	24,713
	82,835	Accumulated profit	1,675
Total non-current asset	88,747	Total equity	26,388
TOTAL ASSET	272,481	TOTAL LIABILITIES AND EQUITY	272,481

1.3.	Major events in the year ended

1.3.1.	Business combination with Fibria

On January 3, 2019, acquisition date of control by Suzano, after all fulfilled conditions for the conclusion of business combination and shareholding base, Fibria’s shares were exchanged for Suzano’s shares and on January 14, 2019, Suzano concluded the corporate reorganization process, following the terms of the Agreement signed by both entities on March 15, 2018.

Suzano performed a valuation analysis of the fair value of the assets acquired and liabilities assumed of Fibria and, using the total transferred consideration for the Merger, and allocated for such assets and liabilities.

The following table summarizes the final purchase price allocation based on the appraisal report prepared by an independent and specialized entity:

Cash consideration	27,797,441
Issuance of shares by Suzano	9,438,413
Total consideration	37,235,854

Book value of Fibria's shareholders' equity	14,149,004
Write-off of the book value of existing goodwill, net of the deferred income taxes	(3,495,077)
Mandatory minimum dividends (eliminated from the balance sheet at the date of acquisition)	724,829
Book value of Fibria's shareholders' equity, net of goodwill	11,378,756

Fair value adjustment on business combination with Fibria (assets and liabilities):
Inventories	2,178,903	(1)
Property, plant and equipment	9,362,315	(2)
Customer relationship	9,030,779	(3)
Port assets	749,060	(4)
Contingent liabilities	(2,970,546	)(5)
Loans and financing	(59,921	)(6)
Taxes recoverable	(235,843	)(7)
Other assets and liabilities, net	451,624	(8)
Deferred taxes, net	(546,324	)(9)
Total impact of fair value	17,960,047
Goodwill on the expectation of future profitability	7,897,051	(10)

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2020 and 2019

1)	Measured considering the balance of finished products based on selling price, net of selling expenses and an accepted margin based on the results achieved in 2018.

2)	Determined based on the analysis of market data on comparable transactions and cost quantification, based on the estimate of replacement or replacement value of the assets.

3)	In order to determine the fair value adjustment in the customer portfolio, the income approach and the method were used to measure the present value of the income that will be generated during the remaining useful life of the asset. Considering the 5-year history of Fibria's sales data and the churn rate that measures customer satisfaction and customer permanence in the portfolio, the adjustment was measured using estimated discounted cash flows.

4)	Fibria has concession contracts and port assets to assist in port operations in Brazil. For fair value measurement of these assets was considered the income approach, the Multi Period Excess Earnings Method (“MPEEM”) that measures the present value of the income that will be generated during the remaining useful life of the asset and method of direct cost differential.

5)	In the business combination, for the contingencies fair value measurement, whose chances of loss were classified as possible and remote, Fibria's Management and its external and independent advisors were considered for their fair values, whose amounts were measured based on the analyzes of Company’s external lawyers.

6)	The adjustment to fair value of loans and financing was measured based on the fair value of the Bonds, based on the quotation of the security in the secondary market, and the adjustment to present value considering the market rate at the base date on December 31, 2018.

7)	For the measurement of the fair value of the taxes to be recovered, the amount to be recovered, discounted to the present value considering the expected Selic rate for the tax period, was considered.

8)	In other net assets and liabilities, including supply contracts, accounts receivable and advances to suppliers, the income evaluation methodology, the present value and the direct cost differential were used.

9)	Deferred asset on income tax on fair value adjustments of assets of Veracel and Portocel. For the remaining fair value, we did not recognize deferred liability on income taxes liabilities due to Fibria’s Legal Merger in April 2019.

10)	Goodwill is attributable to the strong market position and expected future profitability of Fibria in negotiations in the eucalyptus pulp market.

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2020 and 2019

1.3.2.	Approval of the legal merger of Fibria

On April 1st, 2019, the Company approved in the Extraordinary Shareholders Meeting of Suzano the legal merger of Fibria, a wholly-owned subsidiary of Suzano, with the transfer of all its equity to Suzano and its consequent winding up ("Legal Merger"), provided that the share capital of the Company not changed due to the Legal Merger. Because of the Legal Merger, the Suzano succeeded Fibria in all its rights and obligations.

The following table summarizes, the main items balance sheet of Fibria as of March 31, 2019.

ASSETS		LIABILITIES
CURRENT		CURRENT
Cash and cash equivalents	29,086	Trade accounts payable	955,210
Marketable securities	2,734,027	Loans and financing	816,180
Trade accounts receivable	3,572,059	Lease liabilities	420,241
Inventories	1,714,560	Taxes payable	36,057
Recoverable taxes	768,439	Payroll and charges	104,246
Derivative financial instruments	256,675	Related parties	1,179,254
Other assets	161,238	Derivative financial instruments	254,444
Total current assets	9,236,084	Dividends payable	4,015
		Other liabilities	946,099
		Total current liabilities	4,715,746

NON-CURRENT		NON-CURRENT
Marketable securities	175,559	Loans and financing	8,139,390
Recoverable taxes	546,234	Derivative financial instruments	678,833
Deferred taxes	1,364,363	Lease liabilities	1,972,531
Derivative financial instruments	723,084	Related parties	16,305,560
Advances to suppliers	696,767	Employee benefits	144,557
Judicial deposits	190,533	Provision for judicial liabilities	190,698
Other assets	100,877	Other liabilities	175,934
		Total non-current liabilities	27,607,503
		TOTAL LIABILITIES	32,323,249
Biological assets	4,355,102
Investments	9,481,900
Property, plant and equipment	14,633,114
Right of use	2,301,427
Intangible assets	118,920
Total non-current	34,687,880	EQUITY	11,600,715
TOTAL ASSETS	43,923,964	TOTAL EQUITY AND LIABILITIES	43,923,964

2.	BASIS OF PREPARATION AND PRESENTATION OF FINANCIAL STATEMENTS

The Company’s consolidated financial statements are prepared in accordance with and in compliance with the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and disclose all the applicable significant information related to the financial statements, which is consistent with the information utilized by Management in the performance of its duties.

The Company’s consolidated financial statements are expressed in thousands of Brazilian Reais (“R$”), as well as the amounts of other currencies disclosed in the financial statements, when applicable, were also expressed in thousands, unless otherwise stated.

The preparation of consolidated financial statements requires Management to make judgments, use estimates and adopt assumptions in the process of applying accounting practices, that affect the disclosed amounts of revenues, expenses, assets and liabilities, including contingent liabilities. The accounting practices requiring a higher level of judgment and which are more complex, as well as areas in which assumptions and estimates are significant, are disclosed in note 3.2.34.

The consolidated financial statements were prepared on the historical cost basis, except for the following material items recognized:

(i)	derivative and non-derivative financial instruments measured at fair value;

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2020 and 2019

(ii)	share-based payments and employee benefits measured at fair value;

(iii)	biological assets measured at fair value; and

(iv)	deemed cost of property, plant and equipment.

The main accounting polices applied in the preparation of these consolidated financial statements are presented in note 3.

The consolidated financial statements were prepared under the going concern assumption.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements were prepared in accordance with information from Suzano and its subsidiaries on the same base date, as well as consistent accounting policies and practices.

The accounting policies have been consistently applied to all consolidated companies.

There was no change in relation to such policies and methods for calculating estimates, except for the new accounting policies presented in note 3.1, adopted as of January 1, 2020 and whose estimated impact was disclosed in the annual financial statements of December 31, 2019.

3.1.	New accounting policies and changes in the accounting policies adopted

3.1.1.	Change in the functional currency

Due to the merger with Fibria, the Company had several changes in the structure, activities and operations during the year of 2019 that led management to conclude that they needed to reassess the functional currency of its subsidiaries whose functional currency was different from Brazilian Reais.

Those facts resulted in the corporate reorganization, as well as, it has impacted how management conducted the Company's business in order to achieve the alignment between the cultures of the two Companies, the unification of processes, operating, systems, tax strategies and synergy gains arising from the business combination. In this process some of Company’s wholly-owned subsidiaries were considered an extension of the activities of the parent company.

These circumstances collectively justify the change in the functional currency to Brazilian Real and they have occurred gradually during 2019, therefore it was not practicable to determine the date of the change at a precise point during the reporting period. Thus, the Company changed the functional currency of those wholly-owned subsidiaries as of January 1, 2020.

The cumulative translation adjustment (“CTA”) arising from the translation of a foreign operation previously recognized in other comprehensive income will not be reclassified from equity to profit or loss until the disposal of the operations. The total or partial disposal of interest in wholly-owned subsidiaries occurs through sale or dissolution, of all or part of operation.

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2020 and 2019

Therefore, the financial statements of foreign subsidiaries, whose functional currency are different from Brazilian Reais, were translated using the criteria established below:

(i)	assets and liabilities are translated at the exchange rate in effect at period end;

(ii)	revenues and expenses are translated based on the monthly average rate;

(iii)	the cumulative effects of gains or losses upon translation are recognized as accumulated foreign currency translation adjustments component of other comprehensive income.

And as from January 1, 2020, the financial statements of foreign subsidiaries, whose functional currency became the Brazilian Real, are converted using the criteria established below:

(i)	monetary assets and liabilities are translated at the exchange rate in effect at period-end;

(ii)	non-monetary assets and liabilities are translated at the historical rate of the transaction;

(iii)	revenues and expenses are translated based on monthly average rate;

(iv)	the cumulative effects of gains or losses on the conversion of the above items are recorded in the financial result of the year.

3.1.2.	Business combination – IFRS 3

This pronouncement was amended and clarifies definition of a “business”. It is also permitted a simplified assessment of whether an acquired set of activities and assets is a group of assets rather than a business. The Company assessed the content of this pronouncement and did not identify any impacts.

3.1.3.	Presentation of financial statements – IAS 1 and Accounting policies, changes in accounting estimates and errors – IAS 8

This pronouncement was amended and clarifies definition of a “material” and how it should be applied by (i) including in the definition guidance that until now has featured elsewhere in IFRS Standards, (ii) improving the explanations accompanying the definition and, (iii) ensuring that the definition of material is consistent across all IFRS Standards. The Company assessed the content of this pronouncement and did not identify any impacts.

3.1.4.	Conceptual framework for financial reporting

This pronouncement was changed and includes new concepts on the presentation, measurement and disclosure of the financial statements, the main highlights being:

(i)	the objective of the financial report;

(ii)	the qualitative characteristics of useful financial information;

(iii)	the description of the reporting entity and its limit;

(iv)	definitions of assets, liabilities, equity, income and expenses;

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2020 and 2019

(v)	criteria for the inclusion of assets and liabilities in the financial statements (recognition) and guidance on when to remove them (derecognition);

(vi)	measurement bases and guidance on when to use them;

(vii)	concepts and guidelines on presentation and disclosure.

These changes help to ensure that accounting standards are conceptually consistent and that similar transactions are treated in the same way, in order to provide useful information for investors and creditors.

The Company assessed the content of this pronouncement and did not identify any impacts.

3.1.5.	Lease – IFRS 16

This pronouncement was changed as a result of benefits related to COVID-19 granted to lessee under lease agreements. The Company assessed the content of this pronouncement and did not identify any impacts, for the clauses of the current lease agreements remained unchanged.

3.1.6.	Interest rate reform – IAS 39 / IFRS 7 and IFRS 9 - Phase 1 (Applicable on/or after January 1, 2020)

These pronouncements were amended by the IASB in response to the ongoing reform of the Interbank offered rates (“Ibor”) and other reference interest rates, issuing a package of amendments to IFRS standards. According to the IASB, the changes are aimed at helping companies to provide investors with useful information about the effects of the reform on its financial statements.

The changes made by the IASB, in 2020, complement the issued in 2019 and considers the effects, in the financial statements, when a company substitutes, as a result of the reform, the old reference interest rate with an alternative.

The adoption of this pronouncement is divided into 2 (two) phases, being:

i)	Phase 1: the changes to this phase were issued in September 2019 and provided temporary exemptions from the application of specific hedge accounting requirements for relationships affected by uncertainties that arise as a result of the IBOR reform (exemptions from Phase 1). The Company assessed the amendments and did not identify any impacts; and

ii)	Phase 2: the changes to this phase were issued in August 2020 and can be summarized as follows: changes in contractual cash flows, hedge accounting requirements and disclosures (Note 3.3.1).

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2020 and 2019

3.2.	Accounting policies adopted

3.2.1.	Consolidated financial statements

The consolidated financial statements were prepared based on the information of Suzano and its subsidiaries in the year ended December 31, 2020, as well as in accordance with consistent accounting practices and policies, except to Futuragene PLC, which period end is November 30, 2020, however, has no material impact in the consolidated financial statements, and if there is any significant event up to December 31, 2020, it is adjusted in the consolidated financial statement. The Company consolidates all subsidiaries over which it has direct or indirect control, that is, when it is exposed or has rights to variable returns on its investment with the investee and has the capacity and ability to direct the relevant activities of the investee and has the ability to direct the investee's relevant activities.

Additionally, all transactions and balances between Suzano and its subsidiaries, associates and joint ventures are eliminated in the consolidated financial statements, as well as unrealized gains or losses arising from these transactions, net of tax effects. Non-controlling interest is highlighted.

3.2.2.	Subsidiaries

These all entities over which the Company has the power to govern the financial and operating policies of the entity, generally through a majority voting rights. The Company controls an entity when the Company is exposed to, or has rights to, variable returns on its investment with the investee and has the ability to affect those returns through its power over the entity.

Subsidiaries are consolidated from the date on which control is obtained and de-consolidated from the date that control ceases.

3.2.3.	Joint operations

These are all entities in which the Company maintains the contractually established control over its economic activity and exists only when the strategic, financial and operational decisions regarding the activity require the unanimous consent of the parties sharing the control.

In the consolidated financial statements, the balance of assets, liabilities, revenues and expenses are recognized proportionally to the interest in joint operation.

3.2.4.	Associated and joint ventures

These are all entities are initially recognized at cost and adjusted thereafter for the equity method, being increased or reduced from its interest in the investee's income after the acquisition date.

In the investments in associates, the Company must have significant influence, which is the power to participate in the financial and operating policy decisions of the investee, without having its control or joint control of those policies. In investments in joint ventures there is a contractually agreed sharing of control through an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control.

In the consolidated financial statements, the balance of assets, liabilities, revenues and expenses are eliminated, as well as unrealized gains and losses and investments in these entities and their respective equity accounting results.

In relation to associates Ensyn and Spinnova, which period end is November 30, 2020 for their financial statements, they have no material impact in the consolidated financial statement and, if any significant event had occurred until December 31, 2020, it would be adjusted in the consolidated financial statement.

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2020 and 2019

3.2.5.	Translation of financial statements to functional and presentation currency

The Company defined that for all its wholly owned subsidiaries, the functional and presentation currency is the Real. Except for investments in associates abroad related to Ensyn Corporation, F&E Technologies LLC and Spinnova OY, the functional currencies are different from the Real, whose accumulated gain or loss effects on the conversion of financial statements, are recorded in other comprehensive income, in equity.

The individual financial statements of each foreign subsidiaries included in the consolidated financial statement, are prepared in accordance with local currency of the subsidiary operates and translated into Company’s functional and presentation currency.

3.2.5.1.	Transactions and balances in foreign currency

These are translated using the following criteria:

(i)	monetary assets and liabilities are translated at the exchange rate in effect at year-end;

(ii)	non-monetary assets and liabilities are translated at the historical rate of the transaction;

(iii)	revenues and expenses are translated based on monthly average rate; and

(iv)	the cumulative effects of gains or losses upon translation are recognized in the other comprehensive income.

3.2.6.	Hyperinflationary economies

Entities based in Argentina, a country considered to have a hyperinflationary economy, are subject to the requirements of IAS 29 - Financial Reporting in Hyperinflationary Economies.

Non-monetary items, as well as incomes and expenses, are adjusted by the changes in the inflation index between the initial recognition and the closing date, so that the balances are stated at current value.

However, the Company's wholly-owned subsidiary based in Argentina, the functional currency has been the Real since January 1, 2020, as disclosed in note 3.2.7.1 of the financial statements ended on December 31, 2019, therefore it is no longer an entity with hyperinflationary currency and discontinued the preparation and presentation of its individual financial statement in accordance with IAS 29 - Financial Reporting in Hyperinflationary Economies.

The amounts in the financial statements on that date were considered as historical cost, being the basis of the book values of the subsequent financial statements, that is, the updated values are the cost bases of the non-monetary items in the subsequent financial statements, being subject to the requirements of the note 3.2.7.1 above disclosed.

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2020 and 2019

3.2.7.	Business combinations

These are accounted for using the acquisition method when control is transferred to acquirer. The cost of an acquisition is the sum of the consideration paid, evaluated based on the fair value at acquisition date, and the amount of any non-controlling interests in the acquire. For each business combination, the Company recognizes any non-controlling interest in the acquire either at fair value or at the non-controlling interest’s proportionate share of the acquirer’s net assets. The costs directly attributable to the acquisition are recorded as expense when incurred, except for costs related to the issuance of debt instruments or equity instruments, which are presented as debt reduction or equity, respectively.

In a business combination, assets acquired and liabilities assumed are evaluate in order to classify and allocate them assessing the terms of the agreement, economic circumstances and other conditions at the acquisition date.

Goodwill is initially measured as the excess of the consideration paid over the fair value of the net assets acquired. After initial recognition, goodwill is measured at cost, net of any accumulated impairment losses. For purposes of impairment testing, the goodwill recognized in a business combination, as from the acquisition date, is allocated to each of the Company’s cash generating units.

Gains on an advantageous purchase are recognized immediately in the result. The borrowing costs are recorded in the income statement as incurred.

Contingent liabilities related to tax, civil and labor classified in the acquired company as possible and remote risk is recognized by the acquirer, at its fair values.

Transactions in the acquisition of shares with shared control over the net assets traded apply complementary guidance to IFRS 3 - Business Combination, IFRS 11 and IAS 28 - Investments in Associates and Joint Ventures. Based on the equity method, investment is initially recognized at cost. The carrying amount of the investment is adjusted for recognition of changes in the Company's share in the acquirer's Shareholders' equity as of the acquisition date. Goodwill is segregated from carrying amount of the investment. Other intangible assets identified in the transaction shall be allocated in proportion to the interest acquired by the Company, by the difference between the carrying amounts recorded in the acquired entity and its fair value assets, which may be amortized.

3.2.8.	Segment information

An operating segment is a component of the Company that carries out business activities from which it can obtain revenues and incur expenses. The operating segments reflect how the Company’s management reviews financial information to make decisions. The Company’s management has identified reportable segments, which meet the quantitative and qualitative disclosure requirements. The segments identified for disclosure represent mainly sales channels.

3.2.9.	Cash and cash equivalents

Include cash on hand, bank deposits and highly liquid short-term investments with maturities, upon acquisition, of 90 days or less, which are readily convertible into known amounts of cash and subject to insignificant risk of change in value. The investments classified in this group, due to their nature, are measured at fair value through the profit or loss.

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2020 and 2019

3.2.10.	Financial assets

3.2.10.1.	Classification

Financial assets are classification based on the purpose for which the financial assets were acquired, as set forth below:

(i)	financial assets at amortized cost;

(ii)	financial assets at fair value through other comprehensive income;

(iii)	financial assets at fair value through profit or loss.

Regular purchases and sales of financial assets are recognized on the trade date, it means, the date on which the Company commits to purchase or sell the asset. Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred but only if Fibria has transferred substantially all risks and rewards of ownership.

3.2.10.1.1.	Financial instruments measured at amortized cost

Financial assets at amortized cost are financial assets held by the Company (i) in order to receive their contractual cash flow and not to sell to realization a profit or loss and (ii) whose contractual terms give rise, on specified dates, to cash flows that exclusively, payments of principal and interest on the principal amount outstanding. Any changes are recognized under financial income (expense) in income statement.

It includes the balance of cash and cash equivalents, trade accounts receivable and other assets.

3.2.10.1.2.	Financial assets at fair value through other comprehensive income

Financial assets at fair value through other comprehensive income are financial assets held by the Company (i) either to receive their contractual cash flow as the for sale with realization of profit or loss and (ii) whose contractual terms give rise on specified dates, to cash flows constituting, exclusively, payments of principal and interest on the principal amount outstanding. In addition, investments in equity instruments where, on initial recognition, the Company elected to present subsequent changes in its fair value to other comprehensive income, are classified in this category. Any changes are recognized under net financial income (expense) in income statement, except for the fair value of investment in equity instruments, which are recognized in other comprehensive income.

This category includes the balance of other investments (Note 14).

3.2.10.1.3.	Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are either designated in this category or not classified in any of the other categories. . Any changes are recognized under financial income (expense) in income statement for non-derivative financial instruments and for financial derivative instruments under income from derivative financial instruments.

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2020 and 2019

This category includes the balance of marketable securities, financial assets at fair value through profit or loss are the balance of derivative financial instruments, including embedded derivatives, stock options and other securities.

3.2.10.2.	Settlement of financial instruments

Financial assets and liabilities are settled and the net amount is recorded in the balance sheet when there is a (i) legally enforceable right to settle the recognized amounts and (ii) there is an intention to settle on a net basis or realize the asset and settle the liability simultaneously.

3.2.10.3.	Impairment of financial assets

3.2.10.3.1.	Financial instruments measured at amortized cost

Annually, the Company assesses if there is evidence that a financial asset is impaired. A financial is impaired only if there is evidence of an impairment as a result of one or more events that occurred after the initial recognition of the asset and that loss event has an impact on the estimated future cash flows of the financial asset that can be reliably estimated.

The criteria that the Company uses to determine if there is evidence of an impairment loss include:

(i)	significant financial difficulty of the issuer or debtor;

(ii)	default or late interest or principal payments in the agreement;

(iii)	where Company, for economic or legal reasons relating to the borrower's financial difficulty, grants to the borrower a concession that the lender would not otherwise receive;

(iv)	it becomes probable that the borrower will enter bankruptcy or other financial reorganization;

(v)	the disappearance of an active market for that financial asset because of financial difficulties;

(vi)	observable data indicating that there is a measurable decrease in the estimated future cash flows from a portfolio of financial assets since the initial recognition of those assets, although the decrease cannot yet be identified with the individual financial assets in the portfolio.

The amount of an impairment loss is measured as the difference between the carrying amount of the asset and the present value of estimated future cash flows discounted at the financial asset's original effective interest rate. If the financial asset is impaired the carrying amount of the asset is reduced and a loss is recognized in the income statement.

In a subsequent measurement, if there is an improvement in the asset rating, such as an improvement in the debtor's credit rating, the reversal of the previously recognized impairment loss is recognized in the income statement.

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2020 and 2019

3.2.10.3.2.	Financial assets at fair value through other comprehensive income

Annually, the Company evaluate if there is evidence that a financial asset is impaired.

For such financial assets, a significant or prolonged decrease in the fair value of the security below its cost is an evidence that the assets are impaired. If any such evidence exists, impairment loss is measured by the difference between the acquisition cost and the current fair value, less any loss previously recognized in other comprehensive income, shall be recognized in the income statement.

3.2.11.	Derivative financial instruments and hedging activities

Derivatives financial instruments are recognized at fair value on the date the derivative agreement is entered into and are subsequently remeasured at fair value. Changes in fair value are recorded in under result of derivative financial instruments in the income statement.

Embedded derivatives in non-derivative main contracts are required to be separated when their risks and characteristics are not-closely related to those of main contracts and these are not measured at fair value through profit or loss.

Non-option embedded derivatives are separated from the main contracts in accordance with its stated or implied substantive terms, so that they have zero fair value on initial recognition.

3.2.12.	Trade accounts receivables

These are recorded at the invoiced amount, in the normal course of the Company´s business, adjusted to exchange rate variation when denominated in foreign currency and, if applicable, net of expected credit losses.

The Company applies the aging-based provision matrix with the appropriate grouping of your portfolio. When necessary, based on individual analysis, the provision for expected loss is supplemented.

The Company adopts procedures and analysis to establish credit limits.

The Company examines on a monthly basis the maturity of receivables and identifies those customers with overdue balances assessing the specific situation of each client including the risk of loss, the existence of contracted insurance, letters of credit, collateral and the customer’s financial situation. In the event of default, collection attempts are made, which include direct contact with customers and collection through third parties. Should these efforts prove unsuccessful, court measures are considered and credit expected loss is recognized. The notes are written-off from the credit expected loss when Management considers that they are not recoverable after taking all appropriate measures to collect them.

3.2.13.	Inventories

These are evaluated at average acquisition or formation cost of finished products, net of recoverable taxes, not exceeding their net realizable value.

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2020 and 2019

Finished products and work-in-process consist of raw materials, direct labor, production costs, freight, storage and general production expenses, which are related to the processes required to make the products available for sale.

Imports in transit are presented at the cost incurred until the balance sheet date.

The raw materials derived from biological assets are measured based on their fair value less cost to sell at the point of harvest and freight costs.

Provisions for obsolescence, adjustments to net realizable value, impaired items and slow-moving inventories are recorded when necessary. Usual production losses are recorded and are an integral part of the production cost of the respective month, whereas abnormal losses, if any, are recorded directly as cost of sales.

3.2.14.	Non-current assets held for sale

These are measured at carrying amount or fair value less costs to sell, whichever is lower, and are not depreciated or amortized. Such items are only classified under this account when the sale is highly probable and they are available for immediate sale under their current conditions.

3.2.15.	Biological assets

The biological assets for production (mature and immature forests) are reforestation eucalyptus forests, with a formation cycle between planting until the harvest of approximately 7 (seven) years, measured at fair value. Depletion is measured by the amount of biological assets depleted (harvested) and measured at fair value less estimated costs to sell.

For the determination of the fair value, the income approach technique was applied using the discounted cash flow model, according to the projected productivity cycle for these assets. The assumptions used to measure the fair value are reviewed every six months, as the Company considers that this interval is sufficient so that there is no significant gap in the fair value balance of biological assets booked. Significant assumptions are presented in note 13.

The gain or loss on the assessment of fair value is recognized in the operating income (expenses), net.

Biological assets in formation under the age of 2 (two) years, accounted for at the formation cost and the areas of permanent environmental preservation, which are not recorded, and it is not included in the measurement at fair value, because it is not characterized as biological assets.

3.2.16.	Property, plant and equipment

Stated at the cost of acquisition, formation, construction or dismantling, net of recoverable taxes. Such cost is deducted of accumulated depreciation and accumulated impairment losses, when incurred, at the highest of the value of use and sale, less cost to sell. The borrowing costs are capitalized as a component of construction in progress, pursuant to with IAS 23, considering the weighted average interest rate of the Company’s debt at the capitalization date.

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2020 and 2019

Depreciation is recognized based on the estimated economic useful life of each asset on a straight-line basis. The estimated useful life, residual values and depreciation methods are annually reviewed and the effects of any changes in estimates are accounted for prospectively. Land is not depreciated.

The Company annually performs an analysis of impairment indicators of property, plant and equipment. An impairment for loss for property, plant and equipment, is only recognized if the related cash-generating unit is devalued. Such condition is also applied if the asset’s recoverable amount is less than it is carrying amount. The recoverable amount of asset or cash-generating unit is the highest of its value in use and its fair value less cost to sell.

The cost of major renovations is capitalized if the future economic benefits exceed the performance standard initially estimated for the asset and are depreciated over the remaining useful life of the related asset.

Repairs and maintenance are expensed when incurred.

Gains and losses on disposals of property, plant and equipment are measured by comparing the proceeds with the book value and are recognized as other operating income a (expense), net at the disposal date.

3.2.17.	Leasing

The Company adopted IFRS 16 as of January 1, 2019. This standard determines that lessees must recognize future liabilities in their liabilities and their right to use the leased asset for all lease agreements, with exemption allowed to short-term or low-value contracts. Short-term or low-value contracts for the exemption of the standard refers to contracts where the individual value of the assets is lower than U.S.$5 and maturity date is before 12 months, represented, mainly, by equipment of technology and vehicles. The Company adopted the standard using a modified retrospective approach that does not require the restatement of the comparative balances, before the leases were recognized under IAS 17 - Leases.

In adopting IFRS 16, the Company recognized the lease liabilities in relation to the agreements that meet the definition of lease, whose liabilities were measured at the present value of the remaining lease payments, discounted based on the incremental loan nominal rate. Assets associated with the right of use were measured at the amount equal to the lease liability on January 1st, 2019, with no impact on retained earnings.

The Company used the following practical expedients allowed by the standard:

(i)	the use of a single discount rate for a portfolio of leases with similar characteristics;

(ii)	leases whose maturity will occur within 12 months of the date of initial adoption of the standard, accounting was as short-term leases directly in the income statement;

(iii)	the accounting of lease payments as expenses in the case of leases for which the underlying asset is of low value;

(iv)	the use of hindsight in determining the lease term, when the agreement contains options to extend or terminate the lease; and

(v)	the Company excluded initial direct costs of measuring the right to use asset at the date of initial adoption.

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2020 and 2019

A contract is, or contains a lease, if the contract transfers the right to control the use of an identified asset for a period in exchange for consideration, for which it is necessary to assess whether:

(i)	the contract involves the use of an identified asset, which may be explicit or implicit, and may be physically distinct or represent substantially the entire capacity of a physically distinct asset. If the supplier has a substantial right to replace the asset, then the asset is not identified;

(ii)	the Company has the right to obtain substantially all the economic benefits from using the asset during the contract period; and

(iii)	the Company has the right to direct the use of the asset. The Company has the right to decide to change how and for what purpose the asset is used, if:

•	has the right to operate the asset, or

•	designed the asset, in a way that predetermines how and for what purpose it will be used.

At the beginning of the contract, the Company recognizes a right-of-use asset and a lease liability that represents the obligation to make payments related to the underlying asset of the lease.

The right-to-use asset is initially measured at cost and comprises the initial amount of the lease liability adjusted for any payment made on or before the contract start date, plus any direct initial costs incurred and estimated disassembly, removal costs, restoration of the asset in the place where it is located, less any incentive received.

The right-to-use asset is subsequently depreciated using the straight-line method from the start date to the end of the useful life of the right to use or the end of the lease term. Except for land agreements that are automatically extended for the same period by means of notification to the lessor, for the other agreements are not allowed automatic renewals and for an indefinite period, as well as the exercise of termination is a right of both parties.

The lease liability is initially measured at the present value of the payments not made, less the incremental loan rate.

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change:

(i)	in future payments resulting from a change in index or rate;

(ii)	in the estimate of the expected amount to be paid in the guaranteed residual value; or

(iii)	in the assessment of whether the Company will exercise the purchase option, extension or termination.

When the lease liability is remeasured, the corresponding adjustment amount is recorded in the book value of the right-of-use asset or in the profit and loss statement, if the book value of the right-of-use asset has been reduced to zero.

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2020 and 2019

The Company does not have lease agreements with clauses of:

(i)	variable payments that are based on the performance of the leased assets;

(ii)	guarantee of residual value;

(iii)	restrictions, such as, for example, obligation to maintain financial ratios.

Short-term or low-value contracts for the exemption of the standard refers to contracts where the individual value of the assets is lower than U.S.$5 and maturity date is before 12 months, are expensed as incurred.

3.2.18.	Intangible assets

These are measured at cost at the time they are initially recognized. The cost of intangible assets acquired in a business combination corresponds to the fair value at the acquisition date. After initial recognition, intangible assets are presented at cost less accumulated amortization and impairment losses, when applicable.

The useful life of intangible assets is assessed as finite or indefinite.

Intangible assets with a finite life are amortized over the economic useful life and reviewed for impairment whenever there is an indication that their carrying values may be impaired. The amortization period and method for an intangible asset with a finite useful life are reviewed at least at the end of each fiscal year. The amortization of intangible assets with a finite useful life is recognized in the statement of income as an expense related to its use and consistently with the economic useful life of the intangible asset.

Intangible assets with indefinite useful lives are not amortized, but are tested annually for impairment losses, individually or at the level of the CGU. The allocation is made to the CGU or group of CGUs that represents the lowest level within the entity, in which the goodwill is monitored for management's internal purposes, and that has benefited from the business combination. The Company records in this subgroup mainly goodwill for expected future profitability (goodwill) and easement of passage.

Such test involved the adoption of assumptions and judgments, disclosed in Note 16.

3.2.19.	Current and deferred income tax and social contribution

Income taxes comprise income tax and social contribution on net income, current and deferred. These taxes are recognized in the income statement, except to the extent that they are related to items recognized directly in equity. In this case, they are recognized in equity under the equity adjustment.

The current charge is calculated based on the tax laws enacted in the countries in which the Company and its subsidiaries and affiliates operate and generate taxable income. Management periodically evaluates the positions assumed in the income tax returns with respect to situations in which the applicable tax regulations give rise to interpretations and establishes provisions, when appropriate, based on the amounts that must be paid to the tax authorities.

Deferred tax and contribution liabilities are recognized on temporary differences between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Deferred taxes and contributions are determined based on the rates in force on the balance sheet date and, which must be applied when they are realized or when they are settled.

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2020 and 2019

Deferred tax assets and contributions are recognized to the extent that it is probable that future taxable profit will be available to be used to offset temporary differences, based on projections of future results prepared and based on internal assumptions and future economic scenarios that may, therefore, undergo changes.

The projection for realization of deferred tax assets was prepared based on Management's estimates that are based on significant judgments and assumptions relating to net average pulp and paper prices and the transfer price with the subsidiary based in Austria. However, there are other assumptions that are not under the control of the Company, such as inflation rates, exchange rates, pulp prices practiced in the international market and other economic uncertainties in Brazil, future results may differ from those considered in the preparation of the consolidated projection.

Deferred income tax and social contribution are recognized on temporary differences arising from investments in subsidiaries and associates, except when the timing of the reversal of temporary differences is controlled by the Company, and if it is probable that the temporary difference will not be reversed in a foreseeable future.

Deferred taxes and contributions, assets and liabilities, are presented at the net amount in the balance sheet when there is a legal right and the intention to offset them when calculating current taxes, generally related to the same legal entity and the same tax authority.

3.2.20.	Trade accounts payable

Corresponds to the obligations payable for goods or services acquired in the normal course of the Company´s business, recognized at fair value and, subsequently, measured at amortized cost using the effective interest rate method, adjusted to present value and exchange rate variation when denominated in foreign currency, when applicable.

3.2.21.	Loans and financing

Loans and financing are initially recognized at their fair value, net of costs incurred in the transaction and are subsequently stated at amortized cost. Any difference between the amounts raised and settled is recognized in the statement of income during the period in which the loans and financing are outstanding, using the effective tax rate method.

General or specific borrowing costs, directly attributed to the acquisition, construction or production of a qualified asset, are capitalized as a part of the cost of asset when it is probable that they will result in future economic benefits for the entity and that these costs may be measured with reliability. Other loan costs are recognized as expense in the period they are incurred.

3.2.22.	Provision, contingent assets and liabilities

Contingent assets are not recorded. The recognition is only performed when are guarantees or judicial decisions favorable and the amount can be measured with safety. Contingent assets, for which such conditions are not met, are only disclosed in the notes to the financial statements when material.

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2020 and 2019

The provisions are provided to the extent that the Company expects that is probable that it will disburse cash and the amount can be reliably estimated. Tax, civil, environment and labor proceedings are accrued when losses are assessed as probable and the amounts involved can be reliably measured. When the expectation of loss is possible, a description of the processes and amounts involved is disclosed in the notes to the financial statements. Contingent liabilities assessed as remote losses are neither accrued nor disclosed.

A contingent liabilities of business combinations are recognized if they arise from a present obligation that arose from past events and if their fair value can be measured reliably and subsequently are measured at the higher of:

(i)	the amount that would be recognized in accordance with the accounting policy for the provisions above that comply with IAS 37; or

(ii)	the amount initially recognized less, where appropriate, of recognized revenue in accordance with the policy of recognizing revenue from customer contracts IFRS 15.

3.2.23.	Asset retirement obligations

These primarily relate to future costs for the decommissioning of industrial landfill and related assets. A provision is recorded as a long-term obligation against property, plant and equipment. The provision and the corresponding property, plant and equipment are initially recorded at fair value, based on the present value of estimated cash flows for future cash payments discounted by an adjusted risk-free rate. The long-term obligation accrues interest using a long-term discount rate. The property, plant and equipment are depreciated on a straight-line basis over the useful life of the principal against to cost of sales of the income statement.

3.2.24.	Share based payments

The Company’s executives and managers receive their compensation partially as share-based payment plans to be settled in cash and shares, and alternatively in cash.

Plan-related expenses are recognized in the income statement as a corresponding entry to financial liabilities during the vesting period when services will be rendered. The financial liability is measured by its fair value every balance sheet date and its variation is recorded in the income statement as administrative expenses.

At the option exercise date, if such options are exercised by executive in order to receive Company’s shares, financial liabilities are reclassified under stock options granted in shareholders’ equity. In case of option exercise paid in cash, the Company settles the financial liability in favor to the Company’s executives.

3.2.25.	Employee benefits

The Company offers benefits related to supplementary contribution plan to all employees and medical assistance and insurance life for a determined group of former employees, and for the last two benefits an actuarial appraisal is annually prepared by an independent actuary and are reviewed by Management.

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2020 and 2019

Actuarial gains and losses are recognized in other reserves when incurred. The interest incurred, resulting from changes in the present value of the actuarial liability, is recorded in income statement under the financial expenses.

3.2.26.	Other assets and liabilities current and non-current

Assets are recognized only when it is probable that the economic benefit associated with the transaction will flow to the entity and its cost or value can be measured reliably.

A liability is recognized when the Company has a legal or constructive obligation arising from a past event, and it is probable that an economic resource will be required to settle this liability.

3.2.27.	Government grants and assistance

Government grants and assistance are recognized at fair value when it is reasonably certain that the conditions established by the granting Governmental Authority were observed and that these subsidies will be obtained. These are recorded as revenue or expense deduction in the income statement for the period of enjoyment of benefit and subsequently are allocated to the tax incentives reserve under shareholders’ equity.

3.2.28.	Dividend and interest on own capital

The distribution of dividends or interest on shareholders' equity is recognized as a liability, calculated based on Corporate Law, the bylaws and the Company's Dividend Policy, which establishes that the minimum annual dividend is the lowest amount between (i) 25% of adjusted net income or (ii) the consolidated operating cash flow for the year and, provided they are declared before the end of the year. Any portion in excess of the minimum mandatory dividends, if declared after the balance sheet date, must be recorded under the additional dividends proposed in shareholders' equity, until approved by the shareholders at the General Assembly. After approval, reclassification to current liabilities is made.

The tax benefit of interest on equity is recognized in the income statement.

3.2.29.	Share capital

Common shares are classified under shareholders’ equity. Incremental costs directly attributable to a public offer are stated under shareholders’ equity as a deduction from the amount raised, net of taxes.

In 2019, the Company reclassified the share issuance costs from capital reserve to share capital.

3.2.30.	Revenue recognition

Revenue from contracts with customers are recognized as at which the products to customers transfer of control, represented by the ability to determine the use of products and obtain substantially all the remaining benefits from the products.

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2020 and 2019

The Company follows the five-step model: (i) identification of contracts with customers; (ii) identification of performance obligations under contracts; (iii) determining the transaction price; (iv) allocation of the transaction price to the performance obligation provided for in the contracts and (v) recognition of revenue when the performance obligation is met.

For operating segment Pulp, revenue recognition is based on the parameters provided by (i) International Commercial Terms (“Incoterms”), when destined for the foreign market and (ii) lead time, when destined for the internal market.

For operating segment Paper and Consumer Goods, revenue recognition is based on the parameters provided by (i) the corresponding International Commercial Terms (“Incoterms”) and (ii) lead time and are products destined for external and internal market.

Are measured at the fair value of the consideration received or receivable, net of taxes, returns, rebates and discounts and recognized in accordance with the accrual basis of accounting, when the amount is reliably measured.

Accumulated experience is used to estimate and provide for the rebates and discounts, using the expected value method, and revenue is only recognized to the extent that it is highly probable that a significant reversal will not occur. A refund liability (included in trade accounts receivable) is recognized for expected rebates and discounts payable to customers in relation to sales made until the end of the reporting period. No significant element of financing is deemed present as the sales are made with a short credit term.

3.2.31.	Financial income and expenses

Include interest income on financial assets, at the effective interest rate that includes the amortization of funding raising costs, gains and losses on derivative financial instruments, interest on loans and financing, exchange variations on loans and financing and other assets and financial liabilities and monetary variations on other assets and liabilities. Interest income and expenses are recognized in the income statement using the effective interest method.

3.2.32.	Earnings (losses) per share

Basic earnings (losses) per share are calculated by dividing the net profit (loss) attributable to the holders of ordinary shares of the Company by (losses) the weighted average number of ordinary shares during the year.

Diluted earnings per share are calculated by dividing the net profit (loss) attributable to the holders of ordinary shares of the Company by the weighted average number of ordinary shares, during the year, plus the weighted average number of ordinary shares that would be issued when converting all dilutive potential ordinary shares into ordinary shares.

3.2.33.	Employee and management profit sharing

Employees are entitled to profit sharing based on certain goals agreed annually. For the Administrators, the statutory provisions proposed by the Board of Directors and approved by the shareholders are used as a basis. Provisions for participation are recognized in the administrative expense, during the period in which the targets are attained.

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2020 and 2019

3.2.34.	Accounting judgments, estimates and assumptions

As disclosed in note 2, Management used judgments, estimates and accounting assumptions regarding the future, whose uncertainty may lead to results that require a significant adjustment to the book value of certain assets, liabilities, income and expenses in future years, are presented below:

•	control, significant influence and consolidation (Note 1.1);

•	share-based payment transactions (Note 22);

•	transfer to control for revenue recognition (Note 28);

•	fair value of financial instruments (Note 4);

•	annual analysis of the impairment of non-financial assets (Notes 15 and 16);

•	expected credit losses (Note 7);

•	net realizable value provision for inventories (Note 8);

•	annual analyses of recoverability of taxes (Notes 9 e 12);

•	fair value of biological assets (Note 13);

•	useful life of property, plant and equipment and intangible assets with defined useful life (Notes 15 and 16);

•	annual analysis recoverable amount of goodwill (Note 16);

•	provision for legal liabilities (Note 20);

•	pension and post-employment plans (Note 21);

The Company reviews the estimates and underlying assumptions used in its accounting estimates on annual basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised.

3.3.	New standards, revisions and interpretations not yet in force

The new and changed standards and interpretations issued, but not yet in force until the issuance of the Company’s consolidated financial statements, are described below. The Company intends to adopt these new standards, changes and interpretations, if applicable, when it come into force and does not expect to have a material impact on the financial statements.

3.3.1.	Interest Rate Reform – IAS 39 / IFRS 7 and IFRS 9 - Phase 2 (Applicable on / or after January 1, 2021, early adoption permitted)

In continuity with that disclosed in note 3.1.6 about phase 2, it is summarized as follows:

(i)	changes in contractual cash flows: Practical expedient that allows to replace, as a consequence of the reform, the effective interest rate of a financial asset or financial liability with a new economically equivalent rate, without derecognition of the contract;

(ii)	hedge accounting requirements: End of exemptions for evaluating the effectiveness of hedge accounting relationships (Phase 1); and

(iii)	disclosure: Requirements about the disclosure of risks to which the entity is exposed by the reform, risk management and evolution of the IBORs transition.

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2020 and 2019

The Company assessed the phase 2 amendments and does not expect to have significant impacts on its debts and derivatives linked to LIBOR (note 4.4.2).

3.3.2.	IAS 37 - Onerous contracts: Cost to fulfill an onerous contract (Applicable for annual periods on/or after January 1, 2022, early adoption permitted)

The amendments to IAS 37 Provisions, Contingent Liabilities and Contingent Assets clarify what “costs to fulfill a contract” represent when a onerous contract is assessed. Some entities that apply the “incremental cost” approach may have the value of their provisions increased, or new provisions recognized for onerous contracts as a result of the new definition.

The need for clarification was caused by the introduction of IFRS 15, which replaced the existing requirements related to revenue, including guidelines contained in IAS 11, which dealt with construction contracts. While IAS 11 specified which costs were included as costs to fulfill a contract, IAS 37 did not do, generating a diversity of practice. The amendment aims to clarify which costs should be included in the assessment.

3.3.3.	Property, plant and equipment - IAS 16 – Revenue earned before an asset is ready for its intended use (Applicable for annual periods beginning on/or after January 1, 2022, early adoption permitted)

In the process of building an item of property, plant and equipment for its intended use, an entity may in the same time produce and sell products generated in the process of construction of the item of property, plant and equipment. Before the change proposed by the IASB, in practice, several ways of accounting for such revenues were found. The IASB has amended the standard to provide guidance on accounting for such revenues and related production costs.

With the new proposal, the sale revenue is no longer deducted from the cost of property, plant and equipment, but is recognized in the income statement together with the production costs of these items. IAS 2 Inventories must be applied in the identification and measurement of production costs.

3.3.4.	Business Combination IFRS 3 - Reference to the conceptual framework

The amendments update IFRS 3 so that it refers to the 2018 Conceptual Framework instead of the 1989 Structure. It also include in IFRS 3 the requirement that, for obligations within the scope of IAS 37, the buyer applies IAS 37 to determine whether there is a present obligation on the acquisition date due to past events. For a tax within the scope of IFRIC 21 - Levies, the buyer applies IFRIC 21 to determine whether the event that resulted in the obligation to pay the tax occurred up to the date of acquisition.

The amendments add an explicit statement that the buyer does not recognize contingent assets acquired in a business combination.

The changes are applicable to business combinations whose acquisition date occurs on or after the beginning of the first reporting period beginning on/or after January 1, 2022. Early adoption is permitted if the entity also adopts all other updated references (published together with the updated Conceptual Framework) on the same date or earlier.

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2020 and 2019

3.3.5.	Presentation of the financial statements – IAS 1 – Classification of liabilities as current and non-current (Applicable for annual periods beginning on/or after January 1, 2023, early adoption permitted)

The amendments to IAS 1 affect only the presentation of liabilities as current or non-current in the balance sheet and not the amount or the time of recognition of any asset, liability, income or expense, or the information disclosed about these items.

The amendments clarify that the classification of liabilities as current or non-current is based on the rights existing at the balance sheet date, specify that the classification is not affected by expectations about whether an entity will exercise its right to postpone the settlement of the liability, explain that the rights exist if restrictive clauses are complied with at the balance sheet date, and introduce the definition of 'settlement' to clarify that refers to the transfer to a counterparty; a cash value, equity instruments, other assets or services.

4.	FINANCIAL INSTRUMENTS AND RISKS MANAGEMENT

4.1.	Financial risks management

4.1.1.	Overview

The Company's Financial Policies were reviewed and approved at the Board of Directors' meeting held on August 13, 2020. During the review (i) a new Financial Risk Management Policy, which includes concepts, roles and general limits applicable to all other policies was prepared (ii) a new Counterparty and Issuer Risk Policy was prepared (iii) the Debt, Derivative and Cash Management Policies was revised. The purpose of this review is to improve the governance of financial issues and clarify the understanding of concepts and rules by the different target groups for these policies.

As a result of its activities, the Company is exposed to several financial risks, the main factors considered by management are set forth below:

(i)	liquidity;

(ii)	credit;

(iii)	exchange rate;

(iv)	interest rate;

(v)	fluctuations of commodity prices; and

(vi)	capital.

The Management is focused on generating consistent and sustainable results over time, however, arising from external risk factors, unintended level of volatility can influence the Company’s cash flows and income statement.

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2020 and 2019

The Company has policies and procedures for managing market risk which aims:

(i)	reduce, mitigate or transfer exposure aiming to protect the Company’s cash flows and assets against fluctuations of market prices of raw material and products, exchange rates and interest rates, price and adjustment index ("market risk") or other assets or instruments traded in liquid markets or not to which the value of the assets, liabilities and cash flows are exposed;

(ii)	establish limits and instruments with the purpose of allocating the Company's cash within acceptable credit risk exposure parameters of financial institutions; and

(iii)	optimize the process of hiring financial instruments for protection against exposure to risk, drawing on natural hedges and correlations between the prices of different assets and markets, avoiding any waste of funds used to hiring inefficient transactions. All financial transactions entered into by the Company aim to protect existing exposures, with the assumption of new risks prohibited, except those arising from its operating activities.

Hedging instruments are hired exclusively for hedging purposes and are based on the following terms:

(i)	cash flow protection against currency mismatch;

(ii)	revenue flow protection for debt settlement and interest to fluctuation of interest rate and currencies; and

(iii)	fluctuation in pulp price and other supplies related to production.

Treasury team is responsible for identification, evaluating and seeking protection against possible financial risk. Board of Directors approves the financial policies that establish the principles and guidance for global risk management, the areas involved in these activities, the use of derivative and non-derivative financial instruments and the allocation of cash surplus.

The Company uses the most liquid financial instruments, and:

(i)	does not hired leveraged transactions or with other forms of embedded options that change its purpose of protection (hedge);

(ii)	does not have double indexed debt or other forms of implied options; and

(iii)	does not have any transaction that require margin deposits or other forms of collateral for counterparty credit risk.

The Company does not adopt hedge accounting. Therefore, gains and losses from derivative operations are fully recognized in the statements of income, as disclosed in Note 27.

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2020 and 2019

4.1.2.	Rating

All transactions with financial instruments are recognized for accounting purposes and classified in the following categories:

	Note	December 31, 2020	December 31, 2019
Assets
Amortized cost
Cash and cash equivalents	5	6,835,057	3,249,127
Trade accounts receivable	7	2,915,206	3,035,817
Other assets		974,265	563,993
		10,724,528	6,848,937
Fair value through other comprehensive income
Other investments	14	26,338	20,048
		26,338	20,048
Fair value through profit or loss
Derivative financial instruments	4.5.1	1,341,420	1,098,972
Marketable securities	6	2,396,857	6,330,334
		3,738,277	7,429,306
		14,489,143	14,298,291
Liabilities
Amortized cost
Loans, financing and debentures	18.1	72,899,882	63,684,326
Lease liabilities	19.2	5,191,760	3,984,070
Liabilities for assets acquisitions and subsidiaries	23	502,228	541,615
Trade accounts payable	17	2,361,098	2,376,459
Other liabilities		459,684	578,061
		81,414,652	71,164,531
Fair value through profit or loss
Derivative financial instruments	4.5.1	8,117,400	2,917,913
		8,117,400	2,917,913
		89,532,052	74,082,444
		75,042,909	59,784,153

4.1.3.	Fair value of loans and financing

The financial instruments are recognized at their contractual amounts. Derivative financial instrument agreements, used exclusively for hedging purposes, are measured at fair value.

In order to determine the market values of financial instruments traded in public and liquid markets, the market closing prices were used at the balance sheet dates. The fair value of interest rate and indexes swaps is calculated as the present value of their future cash flows discounted at the current interest rates available for operations with similar remaining terms and maturities. This calculation is based on the quotations of B3 and ANBIMA for interest rate transactions in Brazilian Reais and the British Bankers Association and Bloomberg for London Interbank Offered Rate (“LIBOR”) rate transactions. The fair value of forward or forward exchange agreements is determined using the forward exchange rates prevailing at the balance sheet dates, in accordance with B3 prices.

In order to determine the fair value of financial instruments traded in over-the-counter or unliquidated markets, a number of assumptions and methods based on normal market conditions and not for liquidation or forced sale, are used at each balance sheet date, including the use of option pricing models such as Garman-Kohlhagen, and estimates of discounted future cash flows. The fair value of agreements for the fixing of oil bunker prices is obtained based on the Platts index.

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2020 and 2019

The result of the trading of financial instruments is recognized at the closing or hiring dates, where the Company undertakes to buy or sell these instruments. The obligations arising from the hiring of financial instruments are eliminated from our financial statements only when these instruments expire or when the risks, obligations and rights arising there from are transferred.

The estimated fair values of loans and financing are set forth below:

	Yield used to discount	December 31, 2020	December 31, 2019
Quoted in the secondary market
In foreign currency
Bonds	Secondary Market	43,703,482	30,066,087
Estimated to present value
In foreign currency
Export credits (“Pre-payment”)	LIBOR	20,546,778	17,213,963
Export credits (“ACC/ACE”)	DDI		575,521
In local currency
BNP – Forest Financing	DI 1		193,646
BNDES – TJLP	DI 1	1,399,177	1,895,959
BNDES – TLP	DI 1	647,235	535,812
BNDES – Fixed	DI 1	76,732	113,979
BNDES – Selic (“Special Settlement and Custody System”)	DI 1	960,215	693,969
BNDES - Currency basket	DI 1	27,239	54,420
CRA (“Agribusiness Receivables Certificate”)	DI 1/IPCA	3,286,792	6,039,983
Debentures	DI 1	5,498,793	5,534,691
FINAME (“Special Agency of Industrial Financing”)	DI 1		14,168
FINEP (“Financier of Studies and Projects”)	DI 1		5,138
NCE (“Export Credit Notes”)	DI 1	1,322,813	1,445,383
NCR (“Rural Credit Notes”)	DI 1	283,702	288,122
Export credits (“Pre-payment”)	DI 1	1,490,242	1,464,798
FDCO (“West Center Development Fund”)	DI 1		571,904
		79,243,200	66,707,543

The Management considers that for its other financial liabilities measured at amortized cost, its book values approximate to their fair values and therefore the information on their fair values is not being presented.

4.2.	Liquidity risk

The Company’s guidance is to maintain a strong cash and marketable securities position to meet its financial and operating obligations. The amount kept as cash is used for payments expected in the normal course of its operations, while the cash surplus amount is invested in highly liquid financial investments according Cash Management Policy.

The cash position is monitored by the Company’s senior management, by means of management reports and participation in performance meetings with determined frequency. In the year ended December 31, 2020, the impacts in cash and marketable securities were as expected and the Company believes that, even with the impact of the devaluation of the real against the U.S. Dollars caused by the pandemic of COVID-19, payments of derivative instruments that matured in this period were offset by higher generation of operating cash.

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2020 and 2019

As material fact disclosed to the market on February 14, 2020, the Company, voluntarily prepaid the principal amount of U.S.$750,000 (equivalent, on the transaction date, to R$3,240,229), related to an export prepayment, with quarterly interest payments of 1.15% p.a. plus quarterly LIBOR, which was scheduled to mature in February 14, 2023. At the same time, the Company entered into a new transaction related to an export prepayment in the amount of U.S.$850,000 (equivalent, on the transaction date, to R$3,672,259), of 1.15% p.a. plus quarterly LIBOR, which was scheduled to mature in February 13, 2026. Furthermore, as material fact disclosed to the market on February 28, 2020, the Company through its wholly-owned subsidiary Suzano Trading Ltd. (“Suzano Trading”) exercised its right to redeem all of the outstanding aggregate principal amount of the 5.875% p.a. senior notes issued by it and guaranteed by Suzano due January 2021 (“2021 Notes”) currently outstanding, in the total aggregate principal amount of U.S.$189,630.

Such transactions were performed under market conditions, considered attractive by the Company, and even though they were carried out before the crisis caused by the COVID-19 pandemic, they were in line with the debt management strategy based on cost reduction and extension of the term portfolio, thus reinforcing our liquidity position.

In line with the announcement to the market on March 30, 2020, there was a disbursement of U.S.$500,000 (equivalent to R$2,638,221 on the transaction date) of its revolving credit facility maintained with certain financial institutions, of 1.30% plus quarterly LIBOR and maturity in February 2024. The disbursement is in line with the preventive measures that the Company has been taking to mitigate eventual impacts resulting from the COVID-19 pandemic and to bring even more strength to the liquidity position of the Company. On August 13, 2020, the Company announcement the market that returned in advance this revolving credit facility and such resources are fully available as a source of additional liquidity for the Company, if necessary.

All derivatives financial instruments were in the over-the-counter derivatives and do not require deposit of guarantee margins.

The remaining contractual maturities of financial liabilities are disclosed at the date of this financial information reporting date. The amounts as set forth below, consist in the undiscounted cash flows and include interest payments and exchange rate variation, and therefore may not be reconciled with the amounts disclosed in the balance sheet.

	December 31, 2020
	Total book value	Total future value	Up to 1 year	1 - 2 years	2 - 5 years	More than 5 years
Liabilities
Trade accounts payables	2,361,098	2,361,098	2,361,098
Loans, financing and debentures (1)	72,899,882	101,540,320	4,034,595	6,619,518	36,751,023	54,135,184
Lease liabilities	5,191,760	9,552,075	620,177	806,560	2,198,419	5,926,919
Liabilities for asset acquisitions and subsidiaries	502,228	573,920	116,376	112,155	253,419	91,970
Derivative financial instruments (1)	8,117,400	10,868,858	1,999,811	1,296,199	4,133,320	3,439,528
Other liabilities	459,684	459,684	360,916	98,768
	89,532,052	125,355,955	9,492,973	8,933,200	43,336,181	63,593,601

1)	The variation is due to the increase in the exchange rate variation in the year ended December 31, 2020.

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2020 and 2019

	December 31, 2019
	Total book value	Total future value	Up to 1 year	1 - 2 years	2 - 5 years	More than 5 years
Liabilities
Trade accounts payables	2,376,459	2,376,459	2,376,459
Loans, financing and debentures	63,684,326	89,708,210	8,501,278	5,692,149	29,088,292	46,426,491
Lease liabilities	3,984,070	7,109,966	559,525	1,426,011	1,186,386	3,938,044
Liabilities for asset acquisitions and subsidiaries	541,615	618,910	103,132	101,149	315,989	98,640
Derivative financial instruments	2,917,913	8,299,319	1,488,906	415,791	1,258,200	5,136,422
Other liabilities	578,061	578,061	456,338	121,723
	74,082,444	108,690,925	13,485,638	7,756,823	31,848,867	55,599,597

4.3.	Credit risk management

It is related to the possibility of non-compliance with the counterparty commitment in an operation. Credit risk is managed on a group and arises from cash equivalents, marketable securities, derivative financial instruments, bank deposits, Bank Deposit Certificates ("CDB"), fixed income box, repurchase agreements, letters of credit, insurance, receivable terms of customers, advances to suppliers for new projects, among others.

4.3.1.	Trade accounts receivable and advances to supplier

As a result of the crisis caused by COVID-19, the Company started to accept requests for the extension of customer invoices, limiting these postponements to those invoices close to maturity, with due interest charges. However, in July 2020, the Company began to receive fewer requests for extensions, returning to levels prior to the crisis.

Most of the customers who requested extension are related to the domestic market in the paper segment and do not represent a significant amount compared to the Company's total accounts receivable.

The internal analyzes and credit metrics do not demonstrate that these delays may have a significant impact on the Company's liquidity position. There was also an increase in delays in Latin America, however, for this region, the Company has credit insurance policies that mitigate most of the risks arising from the default of its customers.

The Company has commercial and credit policies aimed at mitigating any risks arising from its customers' default, mainly through hiring of credit insurance policies, bank guarantees provided by first-tier banks and collaterals according to liquidity. Moreover, portfolio customers are subject to internal credit analysis aimed at assessing the risk regarding payment performance, both for exports and for domestic sales.

For customer credit assessment, the Company applies a matrix based on the analysis of qualitative and quantitative aspects to determine individual credit limits to each customer according to the identified risk. Each analyze is submitted for approval according to established hierarchy and, if applicable, to approval from the Management’s meeting and the Credit Committee.

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2020 and 2019

The risk classification of trade accounts receivable is set forth below:

	December 31, 2020	December 31, 2019
Low (1)	2,813,038	2,775,364
Average (2)	54,115	168,836
High (3)	89,942	133,613
	2,957,095	3,077,813

1)	Current and overdue to 30 days.
2)	Overdue between 30 and 90 days.
3)	Overdue more than 90 days.

Part of the amounts above does not consider the expected credit losses calculated based on the provision matrix of R$41,889 and R$41,996 as of December 31, 2020 and 2019, respectively.

4.3.2.	Banks and financial institutions

The Company, in order to mitigate credit risk, maintains its financial operations diversified among banks, with a main focus on first-tier financial institutions classified as high-grade by the main risk rating agencies.

The book value of financial assets representing the exposure to credit risk is set forth below:

	December 31, 2020	December 31, 2019
Cash and cash equivalents	6,835,057	3,249,127
Marketable securities	2,396,857	6,330,334
Derivative financial instruments	986,526	830,426
	10,218,440	10,409,887

The counterparties, substantially financial institutions, in which transactions are performed classified under cash and cash equivalents, marketable securities and derivatives financial instruments, are rated by the rating agencies. The risk rating is set forth below:

	Cash and cash equivalents and marketable securities		Derivative financial instruments
	December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2019
Risk rating (1)
AAA		190,360	17,412
AA-		56,388	417,510
A+		606,757	1,617	27,363
A		188,458	73,135	165,851
A-		211,238	130,546	222,761
brAAA	7,704,501	7,153,079	305,311	404,693
brAA+	163,955	745,177	32	9,758
brAA	836,546	372,188	40,963
brAA-	278,712	23,050
brA	240,382	17,847
Others	7,818	14,919
	9,231,914	9,579,461	986,526	830,426

1)	We use the Brazilian Risk Rating and the rating is given by agencies Fitch Ratings, Standard & Poor’s and Moody’s.

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2020 and 2019

4.4.	Market risk management

The Company is exposed to several market risks, mainly, related to fluctuations in exchange rate variation, interest rates, inflation rates and commodity prices that may affect its results and financial situation.

To mitigate the impacts, the Company has processes to monitor exposures and policies that support the implementation of risk management.

The policies establish the limits and the instruments to be implemented for the purpose of:

(i)	protecting cash flow due to currency mismatch;

(ii)	mitigating exposure to interest rates;

(iii)	reducing the impacts of fluctuation in commodity’s prices; and

(iv)	change of debt indexes.

The market risk management comprises the identification, the assessment and the implementation of the strategy, with the effective hiring of adequate financial instruments.

4.4.1.	Exchange rate risk management

The fundraising financing and the currency hedge policy of the Company are guided considering substantial part of net revenue arises from exports with prices negotiated in U.S.Dollar, while substantial part of the production costs is attached to the Brazilian Real. This structure allows the Company to hired export financing in U.S.Dollar and to reconcile financing payments with the cash flows of receivables from sales in foreign market, using the international bond market as an important portion of its capital structure, and providing a natural cash hedge for these commitments.

Moreover, the Company hires U.S.Dollar selling transactions in the futures markets, including strategies involving options, to ensure attractive levels of operating margins for a portion of revenue. Such transactions are limited to a percentage of the net surplus foreign currency over an 18-months’ time horizon and therefore, are matched to the availability of currency for sale in the short term.

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2020 and 2019

The net exposure of assets and liabilities in foreign currency which is substantially in U.S. Dollars, is set forth below:

	December 31, 2020	December 31, 2019
Assets
Cash and cash equivalents	6,370,201	2,527,834
Trade accounts receivables	1,938,614	2,027,018
Derivative financial instruments	621,385	9,440,141
	8,930,200	13,994,993
Liabilities
Trade accounts payables	(492,617)	(1,085,207)
Loans and financing	(58,145,087)	(45,460,138)
Liabilities for asset acquisitions and subsidiaries	(313,022)	(288,172)
Derivative financial instruments	(6,994,363)	(11,315,879)
	(65,945,089)	(58,149,396)
Net liability exposure	(57,014,889)	(44,154,403)

4.4.1.1.	Sensitivity analysis – foreign exchange rate exposure – except financial instruments derivatives

For market risk analysis, the Company uses scenarios to jointly evaluate assets and liabilities positions in foreign currency, and the possible effects on its results. The probable scenario represents the amounts recognized, as they reflect the translation into Brazilian Reais on the base date of the balance sheet (R$ to U.S.$ = R$5.1967).

This analysis assumes that all other variables, particularly, the interest rates, remains constant. The other scenarios considered the appreciation/depreciation of the Brazilian real against the U.S.$. at the rates of 25% and 50%, before taxes.

The following table set forth the potential impacts in absolute amounts:

	December 31, 2020
	Effect on profit or loss and equity
	Probable (base value)	Possible (25%)	Remote (50%)
Cash and cash equivalents	6,370,201	1,592,550	3,185,101
Trade accounts receivable	1,938,614	484,654	969,307
Trade accounts payable	(492,617)	(123,154)	(246,309)
Loans and financing	(58,145,087)	(14,536,272)	(29,072,544)
Liabilities for asset acquisitions and subsidiaries	(313,022)	(78,256)	(156,511)

4.4.1.2.	Sensitivity analysis – foreign exchange rate exposure – financial instruments derivatives

The Company contracts sales operations of U.S. Dollar in the futures markets, including strategies with options, in order to ensure attractive levels of operating margins for a portion of revenue. These operations are limited to a percentage of the net foreign exchange surplus over the 18-month horizon and, therefore, are attached to the availability of ready-to-sell foreign exchange in the short term.

Due to pandemic COVID-19 and the effects on all global economies over the past 12 months, financial markets have experienced volatility throughout the period with a strong sense of aversion to risk, with a consequent substantial devaluation of the Real against the U.S. Dollars.

For the calculation of mark-to-market (“MtM”) the PTAX of the penultimate business day of the quarter was used, in December 2019 it was R$4.0307 and in December 2020 it was R$5.1967, with an increase of 29%. These market movements caused a negative impact on the mark-to-market hedge position entered by the Company.

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2020 and 2019

This analysis assumes that all other variables, particularly, the interest rates, remains constant. The other scenarios considered the appreciation/depreciation of the Brazilian real against the U.S.$. at the rates of 25% and 50%, before taxes, from the base scenario of December 31, 2020.

It is important to mention that the impact caused by fluctuations in the exchange rate, whether positive or negative, will also affect the hedged asset. Therefore, even though there was a negative impact on the fair value of derivative transactions in the year due to the COVID-19 pandemic, this impact was partially offset by the positive effect on the Company's cash flow. In addition, considering that hedge contracts are limited by the policy in a maximum of 75% of the total exposure in U.S. Dollars, the exchange rate devaluation will always benefit, in a net way, the Company's cash generation in the long run.

The following table set forth the potential impacts assuming these scenarios:

	December 31, 2020
	Effect on profit or loss and equity
	Probable (base value)	Possible (+25%)	Remote (+50%)	Possible (-25%)	Remote (-50%)
	5.1967	6.4959	7.7951	3.8975	2.5984
Financial instruments derivatives
Derivative Non-Deliverable Forward (‘NDF’)	7,948	(102,756)	(205,512)	102,756	205,512
Derivative options	(780,896)	(3,386,080)	(7,232,365)	3,253,805	7,301,982
Derivative swaps	(6,503,859)	(4,436,537)	(8,873,083)	4,436,554	8,873,100

4.4.2.	Interest rate risk management

Fluctuations in interest rates may imply effects of increased or reduced costs on new loans and operations already contracted.

The Company is constantly looking for alternatives for the use of financial instruments in order to avoid negative impacts on its cash flow.

Considering the extinction of LIBOR over the next few years, the Company is evaluating its contracts with clauses that envisage the discontinuation of the interest rate. Most debt contracts linked to LIBOR have some clause to replace this rate with a reference index or equivalent interest rate and, for contracts that do not have a specific clause, a renegotiation will be carried out between the parties. Derivative contracts linked to LIBOR provide for a negotiation between the parties for the definition of a new rate or an equivalent rate will be provided by the calculation agent.

It is worth mentioning that the clauses related to replacement of the indexes in the Company's debt contracts indexed to LIBOR, establish that any replacement of the indexation rate in the contracts can only be evaluated in two circumstances (i) after the communication from an official government entity with formalization of the replacement/extinguishment of the effective rate of the contract, and this communication must define the exact date on which LIBOR will be extinguished and / or (ii) syndicated operations begin to be executed at a rate indexed to the Secured Overnight Financing Rate (“SOFR”). Therefore, the negotiation of debt contracts and its related derivatives will be started after these events.

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2020 and 2019

The Company has mapped all contracts subject to IBOR reform that have yet to transition to an alternative benchmark rate and as of December 31, 2020 the Company has R$20,118,831 related to loan and financing contracts and R$1,567,520 related to derivative contracts and so far, it awaits the event of official extinction of LIBOR to start negotiating its contracts with counterparties.

The Company understands that it will not be necessary to change the risk management strategy due to the change in the indexes of the financial contracts linked to LIBOR.

The Company believes it is reasonable to assume that the negotiation of the indexes in its contracts, when the official trigger allows, will move towards to the replacement of LIBOR by SOFR, because the available information indicates that SOFR will be the new interest rate adopted by the capital market. Based on the information available, the Company does not expect to have significant impact on its debts and derivatives linked to LIBOR.

4.4.2.1.	Sensitivity analysis – exposure to interest rates – except financial instruments derivatives

For market risk analysis, the Company uses scenarios to evaluate the sensitivity that variations in operations impacted by the rates: Interbank Deposit Rate (“CDI”), Long Term Interest Rate (“TJLP”), Special System for Settlement and Custody ("SELIC") and the London Interbank Offered Rate (“LIBOR”) which may impact the results. The probable scenario represents the amounts already booked, as they reflect the best estimate of the Management.

This analysis assumes that all other variables, particularly exchange rates, remain constant. The other scenarios considered appreciation/depreciation of 25% and 50% in the market interest rates.

The following table set forth the potential impacts in absolute amounts:

	December 31, 2020
	Effect on profit or loss and equity
	Probable	Possible (25%)	Remote (50%)
CDI/SELIC
Cash and cash equivalents	115,032	546	1,093
Marketable securities	2,396,857	11,385	22,770
Loans and financing	9,715,511	46,149	92,297

TJLP
Loans and financing	1,553,635	17,673	35,345

LIBOR
Loans and financing	18,923,543	11,277	22,555

4.4.2.2.	Sensitivity analysis – exposure to interest rates – financial instruments derivatives

This analysis assumes that all other variables remain constant. The other scenarios considered appreciation/depreciation of 25% and 50% in the market interest rates.

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2020 and 2019

The following table set forth the potential impacts assuming these scenarios:

	December 31, 2020
	Effect on profit or loss and equity
	Probable	Probable (+25%)	Remote (+50%)	Probable (-25%)	Remote (-50%)
CDI
Financial instruments derivatives
Liabilities
Derivative Non-Deliverable Forward (‘NDF’)	7,948	(2,409)	(4,786)	2,442	4,916
Derivative options	(780,896)	(43,105)	(85,545)	43,800	88,323
Derivative swaps	(6,503,859)	(22,941)	(45,441)	23,367	47,086

LIBOR
Financial instruments derivatives
Liabilities
Derivative swaps	(6,503,859)	45,349	90,699	(45,364)	(90,726)

4.4.2.3.	Sensitivity analysis for changes in the consumer price index of the US economy

For the measurement of the probable scenario, the United States Consumer Price Index (US-CPI) was considered on December 31, 2020. The probable scenario was extrapolated considering an appreciation/depreciation of 25% and 50% in the US-CPI to define the possible and remote scenarios, respectively, in absolute amounts.

	December 31, 2020
	Impact of an increase/decrease of US-CPI on the fair value
	Probable (base value)	Possible (25%)	Remote (50%)
	2.16%	2.70%	3.24%
Embedded derivative in forestry partnership and standing wood supply agreements	354,900	(158,373)	(324,287)

4.4.3.	Commodity price risk management

The Company is exposed to commodity prices that reflect mainly on the pulp sale price in the foreign market. The dynamics of opening and closing production capacities in the global market and the macroeconomic conditions may have an impact on the Company´s operating results.

Through a specialized team, the Company monitors the pulp price and analyses future trends, adjusting the forecast that aims to assisting preventive measures to properly conduct the different scenarios. There is no liquid financial market to sufficiently mitigate the risk of a material portion of the Company's operations. Pulp price protection operations available on the market have low liquidity and low volume and large distortion in price formation. No relevant changes were observed in relation to pulp prices and future markets related to this index due to the crisis caused by the pandemic of COVID-19.

The Company is also exposed to international oil prices, which is reflected on logistical costs for selling to the export market. In this case, the Company assess, when comprehend necessary, hiring derivative financial instruments to set marine fuel price. The crisis caused by the COVID-19 pandemic significantly impacted the global demand for oil and its derivatives, which caused a substantial devaluation of the prices of these assets in the spot and future markets, during the first quarters of 2020. In this context, and considering attractive market conditions, the Company increased its marine fuel hedge position in line with its hedge strategy and policies and set a good part of its exposure at levels below the estimated price levels for the 2020 budget.

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2020 and 2019

In the year ended December 31, 2020, the contracted position to hedge its logistics costs was purchased in the amount of US$37,757 (US$0.3645 as of December 31, 2019).

4.4.3.1.	Commodity price risk management

This analysis assumes that all other variables, except price risk, remain constant. The other scenarios considered appreciation/depreciation of 25% and 50% of oil price in the market.

The following table set forth the potential impacts assuming these scenarios:

	December 31, 2020
	Impact of an increase/decrease of price risk
	Probable (base value)	Possible (25%)	Remote (50%)
VLSFO/Brent derivative	15,759	43,614	87,227

4.5.	Derivative financial instruments

The Company determines the fair value of derivative contracts, which differ from the amounts realized in the event of early settlement due to bank spreads and market factors at the time of quotation. The amounts presented by the Company are based on an estimate using market factors and use data provided by third parties, measured internally and compared to calculations performed by external consultants.

Fair value does not represent an obligation for immediate disbursement or cash receipt, given that such effect will only occur on the dates of contractual fulfillment or on the maturity of each transaction, when the result will be determined, depending on the case and market conditions on the agreed dates.

A summary of the methodologies used for purposes of determining fair value by type of instrument is presented below:

(i)	Swap: the future value of the asset and liability are estimated by the cash flows projected by the market interest rate of the currency in which the tip of the swap is denominated. The present value of the US dollar-denominated tip is measured using the discount using the exchange coupon curve (the remuneration, in US dollars, of the Reais invested in Brazil) and in the case of the BRL-denominated tip, the discount is made using Brazil's interest curve, being the future curve of the DI, considering both the credit risk of the Company and the counterparty. The exception is pre-fixed contracts x US$ where the present value at the tip denominated in US$ is measured through the discount using the LIBOR curve, disclosed by Bloomberg. The fair value of the contract is the difference between these two points. Interest rate curves were obtained from B3.

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2020 and 2019

(ii)	Options (Zero Cost Collar): the fair value was calculated based on the Garman-Kohlhagen model, considering both Company’s and the counterparty credit risk. Volatility information and interest rates are observable and obtained from B3 exchange information to calculate the fair values.

(iii)	Non-deliverable forward (NDF): a projection of the future currency quote is made, using the exchange coupon curves and the future DI curve for each maturity. Next, it is verified the difference between this quotation obtained and the rate that was contracted for the operation, considering the credit risk of the Company and the counterparty. This difference is multiplied by the notional value of each contract and brought to present value by the future DI curve. Interest rate curves were obtained from B3.

(iv)	Swap US-CPI: liability cash flows are projected by the US inflation curve US-CPI, obtained by the implicit rates for inflation-linked US securities (“Treasury Protected against Inflation - TIPS”), disclosed by Bloomberg. Cash flows from the asset components are projected at the fixed rate implicit in the embedded derivative. The fair value of the embedded derivative is the difference between the two components, adjusted to present value by the curve of the exchange coupon obtained from B3.

(v)	Swap VLSFO/Brent (marine fuel): a future projection of the asset price is made, using the future price curve disclosed by Bloomberg. Next, it is verified the difference between this projection obtained and the rate that the operation was contracted, considering both of Company’s and counterpart’s credit risk. This difference is multiplied by the notional value of each contract and adjusted to present value by the LIBOR curve disclosed by Bloomberg.

The yield curves used to calculate the fair value in December 31, 2020, are as set forth below:

Interest rate curves
Term	Brazil	United States of America	Dollar coupon
1 month	1.92% p.a.	0.14% p.a.	4.95% p.a.
6 months	2.11% p.a.	0.20% p.a.	1.56% p.a.
1 year	2.86% p.a.	0.19% p.a.	1.20% p.a.
2 years	4.19% p.a.	0.20% p.a.	1.01% p.a.
3 years	5.08% p.a.	0.25% p.a.	0.99% p.a.
5 years	6.05% p.a.	0.44% p.a.	1.16% p.a.
10 years	7.20% p.a.	0.95% p.a.	1.56% p.a.

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2020 and 2019

4.5.1.	Outstanding derivatives by type of contract, including embedded derivatives

The positions of outstanding derivatives are set forth below:

	Notional value in U.S.$		Fair value
	December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2019
Instruments contracted with protection strategy
Operational Hedge
Zero Cost Collar (1)	3,212,250	3,425,000	(780,457)	67,078
NDF (R$ x US$)	80,000		7,948

Debt hedge
Interest rate hedge
Swap LIBOR to Fixed (U.S.$) (1)	3,683,333	2,750,000	(1,059,192)	(444,910)
Swap IPCA to CDI (notional in Reais)	843,845	843,845	285,533	233,255
Swap IPCA to Fixed (U.S.$)	121,003	121,003	(114,834)	30,544
Swap CDI x Fixed (U.S.$) (1)	2,267,057	3,115,614	(4,977,309)	(1,940,352)
Pre-fixed Swap to U.S.$ (U.S.$)	350,000	350,000	(508,328)	(33,011)

Commodity Hedge
Swap US-CPI standing wood (U.S.$) (2)	646,068	679,485	354,900	268,547
Swap VLSFO/Brent	37,757	365	15,759	(92)
			(6,775,980)	(1,818,941)

Current assets			484,043	260,273
Non-current assets			857,377	838,699
Current liabilities			(1,991,118)	(893,413)
Non-current liabilities			(6,126,282)	(2,024,500)
			(6,775,980)	(1,818,941)

1)	The variation is due to the increase in the exchange rate in the year ended December 31, 2020.

2)	The embedded derivative refers to swap contracts for the sale of US-CPI variations within the term of the forest partnership and standing wood supply contracts.

The current contracts and the respective protected risks are set forth below:

i)	Swap CDI x Fixed US$: positions in conventional swaps exchanging the variation in the Interbank Deposit rate (“DI”) for a fixed rate in United States Dollars (“US$”). The objective is to change the debt index in Reais to US$, in compliance with the Company's natural exposure of receivables in US$.

ii)	Swap IPCA x CDI: positions in conventional swaps exchanging variation of the Amplified Consumer Price Index (“IPCA”) for DI rate. The objective is to change the debt index in Reais, in compliance with the Company's cash position in Reais, which is also indexed to DI.

iii)	IPCA swap x Fixed US$: positions in conventional swaps exchanging variation of the IPCA for a fixed rate in US$. The objective is to change the debt index in Reais to US$, in compliance with the Company's natural exposure of receivables in US$.

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2020 and 2019

iv)	Swap LIBOR x Fixed US$: positions in conventional swaps exchanging post-fixed rate (LIBOR) for a fixed rate in US$. The objective is to protect the cash flow from changes in the US interest rate.

v)	Pre Fixed Swap R$ x Fixed US$: positions in conventional swaps a fixed rate in Reais for a fixed rate in US$. The objective is to change the exposure of debts in Reais to US$, in compliance with the Company's natural exposure of receivables in US$.

vi)	Zero-Cost Collar: positions in an instrument that consists of the simultaneous combination of purchase of put options and sale of call options of US$, with the same principal and maturity value, with the objective of protecting the cash flow of exports. In this strategy, an interval is established where there is no deposit or receipt of financial margin on position adjustments. The objective is to protect the cash flow of exports against decrease Real.

vii)	NDF - Non Deliverable Forward: positions sold in futures contracts of US$ with the objective of protecting the cash flow of exports against the decrease in the Real.

viii)	Swap Very Low Sulphur Fuel Oil (“VLSFO”)/Brent(oil): oil purchase positions, with the objective of protecting logistical costs related to ocean freight contracts, against the increase in oil prices.

ix)	Swap US-CPI: The embedded derivative refers to sale swap contracts of variations of US-CPI within the terms of the forest partnership and standing wood supply contracts.

The COVID-19 pandemic negatively impacted the financial markets and, consequently, caused increased volatility throughout the year, devaluing the Real against the US Dollar by 40%, as previously mentioned. The variation in the fair value of derivatives for the year ended December 31, 2020 compared to the fair value measured on December 31, 2019 is explained substantially by this significant devaluation of the local currency. There were also less significant impacts caused by the variation in the Pre, Foreign Exchange Coupon and LIBOR curves in transactions.

It is important to highlight that, the outstanding agreements in the year ended December 31, 2020, are over-the-counter market, without any kind of guarantee margin or early settlement clause forced by changes from mark to market, including possible variations caused by the COVID-19 pandemic.

4.5.2.	Fair value by maturity schedule

	December 31, 2020	December 31, 2019
2020		(633,644)
2021	(1,507,075)	98,850
2022	(918,030)	(154,734)
2023	(433,195)	185,209
2024	(705,859)	(197,718)
2025	(1,684,124)	(606,827)
2026 onwards	(1,527,697)	(510,077)
	(6,775,980)	(1,818,941)

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2020 and 2019

4.5.3.	Outstanding of assets and liabilities derivatives positions

The outstanding derivatives positions are set forth below:

		Notional value		Fair value
	Currency	December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2019
Debt hedge
Assets
Swap CDI x Fixed (U.S.$)	R$	8,594,225	11,498,565	719	11,673,117
Swap Pre-Fixed to U.S.$ (U.S.$)	R$	1,317,226	1,317,226	136,192	1,478,336
Swap LIBOR x Fixed (U.S.$)	US$	3,683,333	2,750,000	61,120	11,063,970
Swap IPCA x CDI	IPCA	974,102	933,842	285,533	1,093,067
Swap IPCA x U.S.$	IPCA	520,973	499,441		579,307
				483,564	25,887,797
Liabilities
Swap CDI x Fixed (U.S.$)	US$	2,267,057	3,115,614	(4,978,028)	(13,613,469)
Swap LIBOR x Fixed (U.S.$)	US$	350,000	350,000	(644,520)	(1,511,347)
Swap LIBOR x Fixed (U.S.$)	US$	3,683,333	2,750,000	(1,120,312)	(11,508,880)
Swap IPCA x CDI	R$	843,845	843,845		(859,812)
Swap IPCA x U.S.$	US$	121,003	121,003	(114,834)	(548,763)
				(6,857,694)	(28,042,271)
				(6,374,130)	(2,154,474)
Operational hedge
Zero cost collar (U.S.$ x R$)	US$	3,212,250	3,425,000	(780,457)	67,078
NDF (R$ x U.S.$)	US$	80,000		7,948
				(772,509)	67,078
Commodity hedge
Swap US-CPI (standing wood)	US$	646,068	679,485	354,900	268,547
Swap VLSFO/Brent	US$	37,757	365	15,759	(92)
				370,659	268,455
				(6,775,980)	(1,818,941)

4.5.4.	Fair value settled amounts

The settled derivatives positions are set forth below:

	December 31, 2020	December 31, 2019
Operational hedge
Zero cost collar (R$ x U.S.$)	(2,268,158)	(104,040)
NDF (R$ x U.S.$)	(60,815)	63,571
	(2,328,973)	(40,469)
Commodity hedge
Swap Bunker (oil)	(85,468)	3,804
	(85,468)	3,804
Debt hedge
Swap CDI x Fixed (U.S.$)	(1,888,906)	(68,362)
Swap IPCA x CDI	10,601	23,024
Swap IPCA x USD	10,054
Swap Pre-Fixed to U.S.$ (U.S.$)	59,351	(26,358)
Swap LIBOR x Fixed (U.S.$)	(242,299)	(27,088)
	(2,051,199)	(98,784)
	(4,465,640)	(135,449)

4.6.	Fair value hierarchy

For the year ended on December 31, 2020, there were no changes between the 3 (three) levels of hierarchy and no transfers between levels 1, 2 and 3 during the periods disclosed.

	December 31, 2020
	Level 1	Level 2	Level 3	Total
Assets
Fair value through profit or loss
Derivative financial instruments		1,341,420		1,341,420
Marketable securities	444,712	1,952,145		2,396,857
	444,712	3,293,565		3,738,277

Fair value through other comprehensive income
Other investments - CelluForce			26,338	26,338
			26,338	26,338

Biological assets			11,161,210	11,161,210
			11,161,210	11,161,210
Total assets	444,712	3,293,565	11,187,548	14,925,825

Liabilities
Fair value through profit or loss
Derivative financial instruments		8,117,400		8,117,400
		8,117,400		8,117,400
Total liabilities		8,117,400		8,117,400

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2020 and 2019

	December 31, 2019
	Level 1	Level 2	Level 3	Total
Assets
Fair value through profit or loss
Derivative financial instruments		1,098,972		1,098,972
Marketable securities	1,631,319	4,699,015		6,330,334
	1,631,319	5,797,987		7,429,306

Fair value through other comprehensive income
Other investments - CelluForce			20,048	20,048
			20,048	20,048

Biological assets			10,571,499	10,571,499
			10,571,499	10,571,499
Total assets	1,631,319	5,797,987	10,591,547	18,020,853

Liabilities
Fair value through profit or loss
Derivative financial instruments		2,917,913		2,917,913
		2,917,913		2,917,913
Total liabilities		2,917,913		2,917,913

4.7.	Capital management

The main objective is to strengthen its capital structure, aiming to maintain an adequate financial leverage, and to mitigate risks that may affect the availability of capital in business development.

The Company monitors constantly significant indicators, such as, consolidated financial leverage, which is the ratio of total net debt to its adjusted Earnings Before Interest, Taxes, Depreciation, and Amortization (“Adjusted EBITDA”).

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2020 and 2019

5.	CASH AND CASH EQUIVALENTS

	Average yield p.a. %	December 31, 2020	December 31, 2019
Cash and banks	0.41	6,212,318	2,464,097

Cash equivalents
Local currency
Fixed-term deposits (1)	70.45 of CDI	115,032	630,075

Foreign currency
Fixed-term deposits (1)	0.43	507,707	154,955
		6,835,057	3,249,127

1)	Refers to Time Deposit and Sweep Account applications, maturing up to 90 days.

Time Deposit is a remunerated bank deposit with a specific maturity period.

Sweep Account: is a paid sweep account. At the end of the day, the balance remaining in the account is automatically applied and automatically made available the next business day in the morning.

6.	MARKETABLE SECURITIES

	Average yield p.a. %	December 31, 2020	December 31, 2019
In local currency
Investment funds	133.36 of CDI	6,445	6,683
Private funds	157.67 of CDI	175,317	1,431,303
Public titles measured at fair value through profit or loss	157.67 of CDI	444,712	1,631,319
Private Securities (Compromised)	102.42 of CDI	1,585,605	3,081,326
Private Securities (Compromised) - Escrow Account (1)	102.00 of CDI	184,778	179,703
		2,396,857	6,330,334

Current		2,212,079	6,150,631
Non-Current		184,778	179,703

1)	Refers to the guarantee account, which will be released only after obtaining the applicable governmental approvals and compliance by the Company with the precedent conditions to the conclusion of the Losango Project provided for in the agreement entered with CMPC Celulose Riograndense SA ("CMPC"). The Losango Project was a transaction to buy and sell lands and forests involving Fibria and CMPC, entered into in December 2012.

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2020 and 2019

7.	TRADE ACCOUNTS RECEIVABLE

7.1.	Breakdown of balances

	December 31, 2020	December 31, 2019
Domestic customers
Third parties	970,796	1,027,035
Related parties (Note 11) (1)	47,685	23,760

Foreign customers
Third parties	1,938,614	2,027,018

(-) Expected credit losses	(41,889)	(41,996)
	2,915,206	3,035,817

1)	The balance refers to transactions with Ibema, an entity that is not consolidated by the Company.

The Company performs factoring transactions for certain customers’ receivables where, substantially all risks and rewards related to these receivables are transferred to the counterpart, so that these receivables are derecognized from accounts receivable in the balance sheet. This transaction refers to an additional cash generation opportunity and may be discontinued at any time without significant impact on the Company's operation and is therefore classified as a financial asset measured at amortized cost. The impact of these factoring transactions on the accounts receivable in the balance sheet for the year ended December 31, 2020, is R$5,388,370 (R$3,544,625 as of December 31, 2019).

7.2.	Breakdown of trade accounts receivable by maturity

	December 31, 2020	December 31, 2019
Current	2,603,229	2,552,459
Overdue
Up to 30 days	209,210	180,909
From 31 to 60 days	51,420	148,388
From 61 to 90 days	2,062	20,448
From 91 to 120 days	6,665	20,680
From 121 to 180 days	8,618	17,899
More than 180 days	34,002	95,034
	2,915,206	3,035,817

7.3.	Rollforward of the expected credit losses

	December 31, 2020	December 31, 2019
Beginning balance	(41,996)	(37,179)
Business combination		(5,947)
Addition	(9,350)	(18,650)
Reversal	3,328	6,364
Write-off	7,737	13,383
Exchange rate variation	(1,608)	33
Ending balance	(41,889)	(41,996)

The Company maintains guarantees for overdue securities in its commercial operations, through credit insurance policies, letters of credit and other guarantees. These guarantees avoid the need to recognize expected credit losses, in accordance with the Company's credit policy.

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2020 and 2019

7.4.	Main customers

The Company has no customer responsible for more than 10% of net sales of pulp segment for the year ended December 31, 2020. As of December 31, 2019, only 1 (one) customer was responsible for 10% of net sales of pulp segment.

8.	INVENTORIES

	December 31, 2020	December 31, 2019
Finished goods
Pulp
Domestic (Brazil)	553,229	575,335
Foreign	1,102,994	2,229,206
Paper
Domestic (Brazil)	225,058	199,635
Foreign	87,638	70,199
Work in process	81,465	75,377
Raw material	1,450,507	1,047,433
Spare parts and other	508,444	488,410
	4,009,335	4,685,595

Inventories are shown net of estimated losses.

8.1.	Rollforward of estimated losses

	December 31, 2020	December 31, 2019
Beginning balance	(106,713)	(33,195)
Business combination		(11,117)
Addition (1)	(77,173)	(111,077)
Reversal	11,498	9,734
Write-off (2)	92,503	38,942
Ending balance	(79,885)	(106,713)

1)	The addition of inventory in the year ended December 31, 2020, refers substantially to the raw material in the amount of R$56,305 (R$57,384 as of December 31, 2019).

2)	The write-off of inventory, in the year ended December 31, 2020, refers mainly to the amounts of (i) finished pulp product of R$32,018 (R$666 as of December 31, 2019) and (ii) raw material of R$49,550 (R$26,083 as of December 31, 2019).

For the year ended December 31, 2020, and 2019 there were no inventory items pledged as collateral.

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2020 and 2019

9.	RECOVERABLE TAXES

	December 31, 2020	December 31, 2019
IRPJ/CSLL – prepayments and withheld taxes	223,754	575,351
PIS/COFINS – on acquisition of property, plant and equipment (1)	126,990	61,376
PIS/COFINS – operations	287,206	507,919
PIS/COFINS – exclusion ICMS (2)	128,115	128,115
ICMS – on acquisition of property, plant and equipment (3)	112,672	115,560
ICMS – operations (4)	1,393,260	1,515,840
Reintegra program (5)	110,121	108,657
Other taxes and contributions	24,089	18,758
Provision for loss of ICMS credits (6)	(1,164,782)	(1,304,329)
Provision for loss of PIS/COFINS credits		(21,132)
	1,241,425	1,706,115

Current	406,850	997,201
Non-current	834,575	708,914

1)	Social Integration Program (“PIS”) and Social Security Funding Contribution (“COFINS”): Credits whose realization is in connection with depreciation year of the corresponding asset.

2)	The Company filed legal actions claiming the exclusion of ICMS from the PIS and COFINS contribution tax basis, in relation to certain operations for certain periods starting from March 1992. Regarding this subject, the Federal Supreme Court (“STF”) initially decided on March 15th, 2017, that ICMS is not included in the tax basis of the aforementioned contributions. The Federal Government made an appeal (“Embargos de Declaração”) in October 2017, requesting the reversal of the Supreme Court’s initial decision among other items. The appeal has yet to be judged.

Based on the Supreme Court’s initial decision and the legal opinion provided by external legal consultants, the Company believes that the probability of the Supreme Court altering its decision is remote. The Company thus started to exclude the ICMS from the tax basis of the referred contributions since August 2018, a practice also supported by court decisions.

For certain PIS and COFINS credits to be recovered, the Company has received final favorable court decisions. The balance recognized in the statement of income (loss) in 2019 within other operational results, regarding certain claims for the calculation period from 2006 to July 2018. The Company has estimated the amount attributable to these claims based on the available relevant fiscal documents, and this amount is subject to adjustments to be recorded by management in the future periods.

The Company has additional claims for which a final decision has not been received and for which no asset or gain have been recorded (Note 20.3.1).

3)	Tax on Sales and Services (“ICMS”): Credits from the acquisition of property, plant and equipment are recovered on a linear basis over a four period, from the acquisition date, in accordance with the relevant regulation, ICMS Control on Property, Plant and Equipment (“CIAP”).

4)	ICMS credits accrued due to the volume of exports and credit generated in operations of entry of products: Credits are concentrated in the state of Espírito Santo, Maranhão, Mato Grosso do Sul, São Paulo and Bahia, where the Company realizes the credits through sale of credits to third parties, after approval from the State Ministry of Finance. Credits are also being realized through consumption in its consumer goods (tissue) operations in the domestic market that are already operational in Maranhão.

5)	Special Regime of Tax Refunds for Export Companies ("Reintegra"): Reintegra is a program that aims to refund the residual costs of taxes paid throughout the exportation chain to taxpayers, to make them more competitive in foreign markets.

6)	Includes the provision for discount on sale to third parties of the accumulated ICMS credit in Maranhão and the provision for full loss of the low probability of realization of the units of Espírito Santo, Mato Grosso do Sul and Bahia due to the difficulty of its realization.

9.1.	Rollforward of provision for loss

	ICMS	PIS/COFINS	Total
Balance as of December 31, 2018	(10,792)		(10,792)
Business combination with Fibria	(1,211,109)		(1,211,109)
Addition	(82,428)	(21,132)	(103,560)
Balance as of December 31, 2019	(1,304,329)	(21,132)	(1,325,461)
Addition	(64,107)		(64,107)
Write-off	57,254	21,132	78,386
Reversal (1)	146,400		146,400
Balance as of December 31, 2020	(1,164,782)		(1,164,782)

1)	Refers to the reversal of the provision for loss resulting from the recovery of ICMS credits from the State of Espírito Santo through sale to third parties.

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2020 and 2019

10.	ADVANCE TO SUPPLIERS

	December 31, 2020	December 31, 2019
Forestry development program	1,015,115	1,087,149
Advance to suppliers	43,162	170,481
	1,058,277	1,257,630

Current	43,162	170,481
Non-current	1,015,115	1,087,149

The forestry development program consists of an incentive partnership for regional forest production, where independent producers plant eucalyptus in their own land to supply the agricultural product wood to Company. Suzano provides eucalyptus seedlings, input subsidies and cash advances, and the latter are not subject to valuation at present value since they will be settled, preferably, in forests. In addition, the Company supports producers through technical advice on forest management but does not have joint control over decisions effectively implemented. At the end of the production cycles, the Company has contractually guaranteed the right to make an offer to purchase the forest and/or wood for market value, however, this right does not prevent producers from negotiating the forest and / or wood with other market participants, provided that the incentive amounts are fully paid.

11.	RELATED PARTIES

The Company's commercial and financial operations with controlling shareholder and Companies owned by controlling shareholder Suzano Holding S.A. ("Suzano Group"). For transactions with related parties, it is determined that the usual market prices and conditions for these transactions are observed, as well as the corporate governance practices adopted by the Company and those recommended and/or required by the legislation.

For the year ended December 31, 2020, there were no material changes in the terms of the agreements, deal and transactions entered into, nor were there any new contracts, agreements or transactions of different natures entered into between the Company and its related parties.

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2020 and 2019

11.1.	Balances recognized in assets and liabilities

		Balances receivable (payable)
	Nature	December 31, 2020	December 31, 2019
Transactions with controlling shareholders
Suzano Holding S.A.	Granting of guarantees and administrative expenses	3	3
		3	3
Transactions with companies of the Suzano Group and other related parties
Management	Reimbursement for expenses	(5)	(1)
Bexma Participações Ltda.	Reimbursement for expenses	1	1
Bizma Investimentos Ltda.	Reimbursement for expenses	1	1
Ensyn Technologies	Reimbursement for expenses	2,829
Ibema Companhia Brasileira de Papel	Sale of pulp	47,685	23,755
Ibema Companhia Brasileira de Papel	Sale of other products	695
Ibema Companhia Brasileira de Papel	Purchase of products	(2,834)	(2,467)
Ibema Companhia Brasileira de Papel	Dividends receivable	6,415
Ibema Companhia Brasileira de Papel	Interest on shareholders’ equity	1,218
Instituto Ecofuturo - Futuro Para o Desenvolvimento Sustentável	Social services	1	(9)
Nemonorte Imóveis e Participações Ltda.	Consultori imobiliária	(15)
		55,991	21,280
		55,994	21,283

Assets
Trade accounts receivable		47,685	23,760
Other accounts receivable		11,163
Liabilities
Trade accounts payable		(2,849)	(2,477)
Other accounts payable		(5)
		55,994	21,283

11.2.	Amounts transacted in the year

		Expenses (income)
	Nature	December 31, 2020	December 31, 2019	December 31, 2018
Transactions with controlling shareholders
Suzano Holding S.A.	Granting of guarantees and administrative expenses	(5,029)	(5,945)	(12,723)
		(5,029)	(5,945)	(12,723)
Transactions with companies of the Suzano Group and other related parties
Management	Reimbursement for expenses	(392)	(8,415)	541
Bexma Participações Ltda.	Reimbursement for expenses	11	11	10
Bizma Investimentos Ltda.	Reimbursement for expenses	12	10
Ensyn Corporation	Loan charges	689
Ficus Empreendimentos e Participações Ltda.	Reimbursement for expenses	(655)	(763)
Fundação Arymax	Reimbursement for expenses	2
Ibema Companhia Brasileira de Papel	Sale of paper	117,305	111,325	107,252
Ibema Companhia Brasileira de Papel	Purchase of products	(5,464)	(7,744)	16
Instituto Ecofuturo - Futuro para o Desenvolvimento Sustentável	Social services	(4,168)	(5,272)	(4,184)
IPFL Holding S.A.	Reimbursement for expenses	5	4	4
Lazam MDS Corretora e Adm. Seguros S.A.	Sale of paper	3	7	(31)
Mabex Representações e Participações Ltda.	Aircraft services	(50)	(100)	(390)
Nemonorte Imóveis e Participações Ltda.	Real estate advisory	(191)	(330)	(491)
		107,107	88,733	102,727
		102,078	82,788	90,004

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2020 and 2019

11.3.	Management compensation

Expenses related to the compensation of key management personnel, which include the Board of Directors, Fiscal Council and Board of Statutory Executive Officers, recognized in the statement of income for the year, are set for the below:

	December 31, 2020	December 31, 2019	December 31, 2018
Short-term benefits
Salary or compensation	47,089	39,459	48,663
Direct and indirect benefits	852	1,747	2,828
Bonus	11,326	8,007	16,752
	59,267	49,213	68,243
Long-term benefits
Share-based compensation plan	75,022	45,739	62,150
	75,022	45,739	62,150
	134,289	94,952	130,393

Short-term benefits include fixed compensation (salaries and fees, vacation, mandatory bonus and “13th salary” bonus), payroll charges (Company share of contributions to social security – INSS) and variable compensation such as profit sharing, bonus and benefits (company car, health plan, meal voucher, market voucher, life insurance and private pension plan).

Long-term benefits include the stock option plan and phantom shares for executives and key members of the Management, in accordance with the specific regulations as disclosed in Note 22.

12.	INCOME AND SOCIAL CONTRIBUTION TAXES

The Company and its wholly-owned subsidiaries located in Brazil are subject to the tax regime based on taxable income. The wholly-owned subsidiaries located abroad are taxed in their respective jurisdictions, according to local regulations.

In Brazil, the Law nº. 12,973/14 revoked article 74 of Provisional Measure nº.2,158/01 and determines that the parcel of the adjustment of the value of the investment in wholly-owned subsidiary, direct and indirect, located abroad, equivalent to the profit earned by it before income tax, except for exchange rate variation, must be added in the determination of taxable income and the social contribution calculation basis of the controlling entity located in Brazil, at the each year ended.

Management’s Company believes on the validity of the provisions of international treaties entered into Brazil to avoid double taxation. In order to guarantee its right to non-double taxation, the Company filed a lawsuit in April 2019, which aims at a non-double taxation, in Brazil, of profit earned by its wholly-owned subsidiary located in Austria, according to Law n°. 12,973/14. Due to the preliminary injunction granted in favor of the Company in the records of the aforementioned lawsuit, the Company decided not to add the profit from Suzano International Trading GmbH, located in Austria, in determining of taxable income and social contribution basis of the net profit of the Company for the year ended December 31, 2020. There is no provision for tax related to the profit of such wholly-owned subsidiary in 2020.

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2020 and 2019

12.1.	Deferred income and social contribution taxes

	December 31, 2020	December 31, 2019
Tax loss carryforwards	1,013,008	600,249
Negative tax base	329,412	146,346

Assets temporary differences
Provision for judicial liabilities	233,100	265,571
Operating provisions and other losses	1,051,096	914,696
Exchange rate variation (1)	6,112,906	2,001,942
Losses on derivatives (“MtM”) (1)	2,303,833	618,427
Fair value adjustment on business combination – Amortization	718,645	713,656
Unrealized profit on inventories	176,847	293,322
Lease	287,066	22,044
Provision of deferred taxes on results of subsidiaries abroad	33,893
Other temporary differences (3)	158,172
	12,417,978	5,576,253

Liabilities temporary differences
Goodwill - Tax benefit on unamortized goodwill	469,875	216,857
Property, plant and equipment - deemed cost adjustment	1,385,642	1,506,220
Accelerated tax depreciation	1,025,136	1,113,200
Borrowing cost	110,036	104,549
Fair value of biological assets	237,879	53,502
Tax provision on results of subsidiaries abroad (2)		463,850
Fair value adjustment on business combination – Deferred taxes, net	469,419	502,347
Tax credits - gains in tax lawsuit (ICMS from the PIS/COFINS calculation basis)	43,559	43,559
Other temporary differences		17,004
	3,741,546	4,021,088

Non-current assets	8,677,002	2,134,040
Non-current liabilities	570	578,875

1)	The variation is due to the increase in the exchange rate in the year ended December 31, 2020.

2)	Amount reversed as a result of a favorable judgement entered for Company, which ensured Company’s right to calculate and pay the Corporate Income Tax and Social Contribution on Net Income due in Brazil, without adding to its taxable base the profit earned as of January 2019 by its wholly-owned subsidiary Suzano International Trade GmbH (former Fibria International Trade GmbH), in accordance with the terms of the Brazil-Austria Double Taxation Treaty, either with regard to the merged company Fibria Celulose SA (wholly-owned subsidiary merged on April 1, 2019) in relation to the 1st quarter 2019 base period early terminated due to the merger, either with respect to the subsequent calculation base periods when Suzano International Trade GmbH was already a subsidiary of the Company.

3)	On December 29, 2020, with the final decision of CADE's approval related to the purchase and sale agreement of rural property (note 1.2.2), Management and legal advisors understand that all conditions suspensive were implemented, with the tax recognition of capital gain being required, pursuant to art. 117 of the National Taxation Code. As the accounting recognition will only occur at the Closing of the Transaction, on January 5, 2021 (note 32.1) with the fulfillment of the performance obligation and delivery of the ownership of the properties to the client, there was a need to establish the deferred tax asset on this difference temporary, in the amount of R$175,202.

Except for tax loss carryforwards, the negative basis of social contribution and accelerated depreciation are only achieved by the Income Tax (“IRPJ”), other tax bases were subject to both taxes.

The breakdown of accumulated tax losses and social contribution tax loss carryforwards is set forth below:

	December 31, 2020	December 31, 2019
Tax loss carry forward	4,052,013	2,400,998
Social contribution tax loss carryforward	3,660,133	1,626,064

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2020 and 2019

The rollforward of net balance of deferred income tax is set for the below:

	December 31, 2020	December 31, 2019
Beginning balance	1,555,165	(1,029,135)
Tax loss	412,759	270,559
Tax loss carryforwards	183,066	139,719
(Reversal) provision for judicial liabilities	(32,471)	31,262
Operating provision (reversal) and other losses	136,400	(21,757)
Exchange rate variation (1)	4,110,964	552,421
Derivative losses (“MtM”)(1)	1,685,406	319,860
Fair value adjustment on business combination – Amortization	37,917	699,527
Unrealized profit on inventories	(116,475)	65,492
Lease	265,022	(3,274)
Tax benefit on unamortized goodwill	(253,018)	(203,696)
Property, plant and equipment - Deemed cost	120,578	46,359
Accelerated depreciation	88,064	82,982
Borrowing cost	(5,487)	44,727
Fair value of biological assets	(184,377)	(60,778)
Reversal/(provision) of deferred taxes on the result of subsidiaries abroad (2)	497,743	(351,485)
Business combination		1,034,842
Tax credits - gains in tax lawsuit (ICMS from the PIS/COFINS calculation basis)		(43,559)
Other temporary differences	175,176	(18,901)
Ending balance	8,676,432	1,555,165

1)	The variation is due to the increase in the exchange rate in the year ended December 31, 2020.

2)	On December 29, 2020, with the final decision of CADE's approval related to the purchase and sale agreement of rural property (note 1.2.2), Management and legal advisors understand that all conditions suspensive were implemented, with the tax recognition of capital gain being required, pursuant to art. 117 of the National Taxation Code. As the accounting recognition will only occur at the Closing of the Transaction, on January 5, 2021 (note 32.1) with the fulfillment of the performance obligation and delivery of the ownership of the properties to the client, there was a need to establish the deferred tax asset on this difference temporary, in the amount of R$175,202.

12.2.	Reconciliation of the effects of income tax and social contribution on profit or loss

	December 31, 2020	December 31, 2019
Loss before taxes	(17,642,129)	(4,097,203)
Income tax and social contribution benefit (expense) at statutory nominal rate of 34%	5,998,324	1,393,049

Tax effect on permanent differences
Taxation (difference) on profit of wholly-owned subsidiaries abroad (1)	1,373,845	(24,933)
Equity method	12,288	10,878
Thin capitalization (2)	(675,356)	(95,003)
Credit related to Reintegra Program	6,278	4,515
Tax incentives applicable to income tax (3)	10,668	18,919
Director bonus	(7,677)	(43,913)
Offset income tax abroad	72,890
Merger of subsidiaries (4)	67,311
Donations / Fines - Other	68,623	18,949
	6,927,194	1,282,461
Income tax
Current	(173,322)	(220,311)
Deferred	5,225,655	1,093,200
	5,052,333	872,889
Social Contribution
Current	(8,604)	(25,799)
Deferred	1,883,465	435,371
	1,874,861	409,572
Income and social contribution benefits (expenses) on the year	6,927,194	1,282,461
Effective rate of income and social contribution tax expenses	39.27%	31.30%

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2020 and 2019

1)	The effect of the difference in taxation of subsidiaries is substantially due to the difference between the nominal rates of Brazil and subsidiaries abroad.

2)	The Brazilian thin capitalization rules establish that interest paid or credited by a Brazilian entity to a related party abroad may only be deducted for income tax and social contribution purposes if the interest expense is viewed as necessary for the activities of the local entity and when determined limits and requirements are met. On December 31, 2020 the Company did not meet all limits and requirements, therefore a provision for tax payment was recorded.

3)	Tax incentives applicable to ICMS, which is deducted from the calculation basis of Income Tax and Social Contribution.

4)	Merger of legal entities (note 1.1).

12.3.	Tax incentives

Company has a tax incentive for the partial reduction of the income tax obtained by the operations carried out in areas of the Northeast Development Superintendency (“SUDENE”) in the Mucuri (BA), Eunápolis – Veracel (BA) and Imperatriz (MA) regions. The IRPJ reduction incentive is calculated based on the activity profit (exploitation profit) and considers the allocation of the operating profit by the incentive production levels for each product. The incentive of lines 1 and 2 of Mucuri (BA) facility expire, respectively, in 2024 and 2027, Imperatriz facility expire in 2024 and Eunápolis – Veracel (BA) facility expire in 2025.

13.	BIOLOGICAL ASSETS

The rollforward of biological assets is set forth below:

Balances on December 31, 2018	4,935,905
Business combination	4,579,526
Addition	2,849,039
Depletion	(1,905,118)
Gain on fair value adjustment	185,399
Disposal	(23,764)
Other write-offs	(49,488)
Balances on December 31, 2019	10,571,499
Addition	3,392,975
Depletion	(3,094,742)
Transfers (1)	(23,471)
Gain on fair value adjustment	466,484
Disposal	(93,847)
Other write-offs	(57,688)
Balances on December 31, 2020	11,161,210

1)	Includes transfer to assets held for sale as disclosed in note 1.2.2.

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2020 and 2019

The calculation of fair value of the biological assets falls under Level 3 in the hierarchy set forth in IFRS 13 — Measurement of Fair Value, due to the complexity and structure of calculation.

The main assumptions, Average annual growth (“IMA”), discount rate, and average gross selling price of eucalyptus, stand out as being the most sensitive where increases or reductions in these assumptions generate significant gains or losses in the measurement of fair value.

The assumptions used in measurement of the fair value of biological assets were:

i)	Average cycle of forest formation of 6 and 7 years;

ii)	Effective area of forest from the 3rd year of planting;

iii)	IMA consists of the estimated volume of production of wood with bark in m3 per hectare, ascertained based on the genetic material used in each region, silvicultural practices and forest management, production potential, climate factors and ground conditions;

iv)	The estimated average standard cost per hectare includes expenses on silvicultural and forest management applied to each year of formation of the biological cycle of forests, plus costs of land lease agreements and opportunity cost of own land;

v)	The average gross selling prices of eucalyptus were based on specialized research on transactions carried out by the Company with independent third parties; and

vi)	The discount rate used in cash flows is measured based on capital structure and other economic assumptions in an independent market participant in the sale of standing wood (forests).

The following table discloses the measurement of the premises adopted:

	December 31, 2020	December 31, 2019
Planted useful area (hectare)	1,020,176	988,720
Mature assets	111,866	86,352
Immature assets	908,310	902,368
Average annual growth (IMA) – m3/hectare/year	38.43	38.34
Average gross sale price of eucalyptus – R$/m3	70.22	66.81
Discount rate - %	8.9%	8.4%

The pricing model considers net cash flows, after deduction of taxes on profit at the applicable rates.

The fair value adjustment justified by variation of indicators mentioned above, which combined, resulted in a positive variation of R$466,484 recognized under other operating income (expense), net.

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2020 and 2019

	December 31, 2020	December 31, 2019
Physical changes	156,906	(347,409)
Price	309,578	532,808
	466,484	185,399

The Company manages the financial risks related to agricultural activities in a preventive manner. To reducing risks from edaphoclimatic factors, the weather is monitored through meteorological stations and, in the event of pests and diseases, our Department of Forestry Research and Development, an area specialized in physiological and phytosanitary aspects, has procedures to diagnose and act rapidly against any occurrences and losses.

On December 31, 2020, the Company has R$140,142 of biological assets in formation pledged related to the sale of forests to Bracell, as disclosed in the notes 1.2.2 and 32.1.The Company has no biological assets pledged as of December 31, 2019.

14.	INVESTMENTS

14.1.	Investments breakdown

	December 31, 2020	December 31, 2019
Investments in associates and joint ventures	96,373	140,936
Goodwill	236,360	161,462
Other investments evaluated at fair value through other comprehensive income	26,338	20,048
	359,071	322,446

Investments are shown net of estimated losses.

14.2.	Investments in associates and joint ventures

	Information of joint ventures as of			Company Participation
	December 31, 2020			In equity		In the income of the year
	Equity	Income of the year	Participation equity (%)	December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2019
Associate
Ensyn Corporation	21,629	(30,153)	25.30%	5,472	21,437	(7,629)	12,860
Spinnova Oy	65,643	(25,183)	23.44%	15,387	86,969	(5,903)	(1,332)
				20,859	108,406	(13,532)	11,528

Joint ventures
Ibema Companhia Brasileira de Papel	140,893	99,547	49.90%	70,305	28,489	49,674	20,307
F&E Technologies LLC	10,419		50.00%	5,209	4,041		158
				75,514	32,530	49,674	20,465
				96,373	140,936	36,142	31,993

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2020 and 2019

15.	PROPERTY, PLANT AND EQUIPMENT

	Lands	Buildings	Machinery, equipment and facilities	Work in progress	Other (1)	Total
Average rate %		3.52	5.77		15.76

Cost
Balance as of December 31, 2018	5,104,717	3,058,520	16,441,031	466,156	332,089	25,402,513
Additions	337,932	1,943	136,855	1,477,420	47,524	2,001,674
Write-offs	(92,705)	(36,276)	(172,458)	(1,462)	(34,858)	(337,759)
Business combination	2,151,338	3,918,552	20,255,811	425,868	454,759	27,206,328
Fair value adjustment - Fibria	2,637,671	1,502,021	5,109,939		195,684	9,445,315
Fair value adjustment – Facepa			3,072	(883)	(111)	2,078
Fair value adjustment – Ibema			5,448			5,448
Transfer and other (2)	182,621	323,029	740,879	(1,397,398)	(61,761)	(212,630)
Balance as of December 31, 2019	10,321,574	8,767,789	42,520,577	969,701	933,326	63,512,967
Additions	2,274	2,825	194,086	1,289,738	14,332	1,503,255
Write-offs	(213,399)	(26,564)	(92,915)	(18,853)	(25,189)	(376,920)
Transfer and other (2)	(198,144)	459,084	562,747	(1,357,202)	137,126	(396,389)
Balance as of December 31, 2020	9,912,305	9,203,134	43,184,495	883,384	1,059,595	64,242,913

Depreciation
Balance as of December 31, 2018		(906,616)	(7,248,143)		(227,495)	(8,382,254)
Additions		(255,888)	(2,123,193)		(91,170)	(2,470,251)
Write-offs		26,886	115,732		13,944	156,562
Business combination		(1,804,967)	(9,552,825)		(249,087)	(11,606,879)
Additions - Fair value adjustment from business combination – Fibria		(63,495)	(543,468)		(17,364)	(624,327)
Fair value adjustment from business combination – Facepa		(5,742)	(6,481)		(95)	(12,318)
Fair value adjustment from business combination - Ibema			(593)			(593)
Transfer and other (2)		29,906	508,585		9,547	548,038
Balance as of December 31, 2019		(2,979,916)	(18,850,386)		(561,720)	(22,392,022)
Additions		(291,862)	(2,390,583)		(110,012)	(2,792,457)
Write-offs		25,992	64,397		8,067	98,456
Balance as of December 31, 2020		(3,245,786)	(21,176,572)		(663,665)	(25,086,023)

Book value
Balance as of December 31, 2019	10,321,574	5,787,873	23,670,191	969,701	371,606	41,120,945
Balance as of December 31, 2020	9,912,305	5,957,348	22,007,923	883,384	395,930	39,156,890

1)	Includes vehicles, furniture and utensils and computer equipment.

2)	Includes transfers carried out between the items of property, plant and equipment, intangible assets, inventories and non-current assets held for sale as disclosed in note 1.2.2 (On December 31, 2019 includes right of use).

For the year ended December 31, 2020, the Company did not identify any indicators of impairment of property, plant and equipment.

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2020 and 2019

15.1.	Items pledged as collateral

For the year ended December 31, 2020, property, plant and equipment items that are pledge as collateral for loans transactions and lawsuits, consisting substantially of the units of, Imperatriz, Limeira, Mucuri, Suzano and Três Lagoas totaled R$20,903,151 (R$24,985,741 consisting substantially of the units of Aracruz, Imperatriz, Limeira, Mucuri, Suzano and Três Lagoas as of December 31, 2019).

15.2.	Capitalized expenses

For the year ended December 31, 2020, the Company capitalized interest in the amount of R$10,636 (R$4,213 as of December 31, 2019). The weighted average interest rate utilized to determine the capitalized amount was 9.06% p.a. (9.50% p.a. as of December 31, 2019).

16.	INTANGIBLE

16.1.	Goodwill and intangible assets with indefinite useful life

	December 31, 2020	December 31, 2019
Vale Florestar (1)		45,435
Facepa	119,332	119,332
Fibria (2)	7,897,051	7,897,051
Other (3)	1,196	1,196
	8,017,579	8,063,014

1)	Vale Florestar's main asset is eucalyptus forests planted in leased areas, in the State of Pará, which were acquired for the purpose of supplying wood to the Maranhão Unit. On December 31, 2020, the Company tested goodwill on expected future profitability arising from business combinations with Vale Florestar and identified an impairment of R$45,435 recognized in other operating results.

2)	Amount arising from the business combination with Fibria, held on January 3, 2019, when the Company acquired the net assets of Fibria for total consideration of R$37,235,854 (note 1.3.1).

3)	Refer to other intangible assets with indefinite useful life such as servitude and electricity.

The goodwill is based on expected future profitability supported by valuation reports, after purchase price allocation.

Goodwill are allocated to cash-generating units as presented in Note 29.4.

The calculation of the value in use of non-financial assets is done annually using the discounted cash flow method. In 2020, the Company used the strategic plan and annual budget with growing projections until 2025 and the average perpetuity of the cash generating units considering a nominal rate of 3.27% p.a. from this date, based on historical information of previous years, economic and financial projections from each specific market that the Company has operations and additionally include official information disclosed by independent institutions and government agencies.

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2020 and 2019

The discount rate, after taxes, adopted by the Management was 9.19% p.a., calculated based on weighted average cost of capital (“WACC”). The assumptions in the table set forth below were also adopted:

	2021	2022	2023	2024	2025
Net average pulp price – Foreign market (USD/t)
Asia	495,0	651,7	457,5	492,5	502,4
Europa	490,5	640,1	504,7	505,9	516,1
North America	535,9	647,9	510,9	512,0	522,4
Latin America	511,3	637,6	502,8	503,9	514,1
Net average pulp price – Internal market (USD/t)	421,6	641,4	505,7	506,9	517,1
Average exchange rate (R$/U.S.$)	5,01	4,82	4,81	4,82	4,88
Discount rate (pos-tax)	9.19% p.a.	9.19% p.a.	9.19% p.a.	9.19% p.a.	9.19% p.a
Discount rate (pre-tax)	13.0% p.a.	13.0% p.a.	13.0% p.a.	13.0% p.a.	13.0% p.a.

The recoverability of property, plant and equipment was tested in 2020 and no impairment loss was identified.

16.2.	Intangible assets with determined useful life

		December 31, 2020	December 31, 2019
Beginning balance		9,649,789	180,311
Business combination			308,681
Additions		2,307	17,715
Fair value adjustment on business combination			702
Amortization		(980.385)	(74,332)
Fair value adjustment on business combination			10,159,550
Port concession			54,470
Lease agreements			44,371
Supplier agreements			172,094
Port services agreements			694,590
Cultivars			142,744
Customer portfolio			9,030,779
Software			20,502
Fair value adjustment on business combination – Amortization (Fibria)			(956,577)
Port concession			(2,147)
Lease agreements			(7,499)
Supplier agreements			(72,097)
Port services agreements			(29,362)
Cultivars			(20,392)
Customer portfolio			(820,980)
Software			(4,100)
Fair value adjustment on business combination – Amortization (Facepa and Ibema)			(15,454)
Exchange rate variation			2,930
Transfers and others		70,238	26,263
Ending balance		8,741,949	9,649,789
Represented by	Average rate %
Non-compete agreement	46.1 and 5	5,706	2,150
Research and development agreement	5.4	66,272	74,643
Ports concession	4.3	209,506	219,256
Lease agreements	16.9	29,373	36,871
Supplier agreements	12.9	85,182	99,997
Port service contracts	4.2	639,275	665,228
Cultivars	14.3	101,960	122,352
Development and implementation of systems	11.2	1,392	1,687
Trademarks and patents	10.0	16,627	20,649
Customer portfolio	9.1	7,388,820	8,217,192
Supplier agreements	17.6	41,250	51,562
Software	20.0	123,788	135,668
Others	5.0	32,798	2,534
		8,741,949	9,649,789

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2020 and 2019

17.	TRADE ACCOUNTS PAYABLE

	December 31, 2020	December 31, 2019
In local currency
Related party (note 11.1) (1)	2,849	2,477
Third party	1,865,632	1,288,775
In foreign currency
Third party (2)	492,617	1,085,207
	2,361,098	2,376,459

1)	The balance refers to transactions with Ibema and Nemonorte, entities that are not consolidated by the Company.

2)	The Company had a take or pay agreement with Klabin S.A., following the requirements imposed by the European Union's competition authority, this contract expired in July 2019. On December 31, 2019, the amount of R$936,887 in the consolidated refers to purchases of Klabin's pulp.

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2020 and 2019

18.	LOANS, FINANCING AND DEBENTURES

18.1.	Breakdown by type

			Current		Non-current		Total
Type	Interest rate	Average annual interest rate - %	December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2019
In foreign currency
BNDES	UMBNDES	4.84	2,506	26,307	24,486	27,620	26,992	53,927
Bonds (1)	Fixed	5.33	779,046	640,177	37,232,554	27,375,673	38,011,600	28,015,850
Export credits (ACC - pre-payment)	LIBOR/Fixed	1.64	718,623	1,994,868	19,400,208	15,431,478	20,118,831	17,426,346
Others			2,516	3,481			2,516	3,481
			1,502,691	2,664,833	56,657,248	42,834,771	58,159,939	45,499,604
In local currency
BNDES	TJLP	6.77	276,441	283,658	1,254,222	1,517,649	1,530,663	1,801,307
BNDES	TLP	10.04	25,535	18,404	522,367	441,233	547,902	459,637
BNDES	Fixed	4.94	29,115	39,325	47,177	77,333	76,292	116,658
BNDES	SELIC	5.50	98,531	78,458	1,068,959	718,017	1,167,490	796,475
FINAME	TJLP/Fixed			4,781		9,564		14,345
BNB	Fixed			37,815		156,904		194,719
CRA (“Agribusiness Receivables Certificates”)	CDI/IPCA	7.59	32,156	2,860,938	3,025,527	2,952,451	3,057,683	5,813,389
NCE (Export credit note)	CDI	5.52	15,184	131,914	1,275,045	1,270,065	1,290,229	1,401,979
Rural producer Certificate	CDI	7.81	2,738	5,840	273,578	273,303	276,316	279,143
Export credits (“Pre payment”)	Fixed	7.62	77,570	77,694	1,313,661	1,312,586	1,391,231	1,390,280
FCO (“Central West Fund”), FDCO (“Central West Development Fund”) and FINEP	Fixed			76,596		475,905		552,501
Debentures	CDI	6.12	7,590	9,997	5,415,061	5,412,035	5,422,651	5,422,032
Others (Revolving Cost, Working capital and Industrial Development Fund (“FDI”) and fair value adjustment on business combination	Fixed	0.40	(24,165)	(62,302)	3,651	4,559	(20,514)	(57,743)
			540,695	3,563,118	14,199,248	14,621,604	14,739,943	18,184,722
			2,043,386	6,227,951	70,856,496	57,456,375	72,899,882	63,684,326

Interest on financing			935,010	886,886		136,799	935,010	1,023,685
Non-current funding			1,108,376	5,341,065	70,856,496	57,319,576	71,964,872	62,660,641
			2,043,386	6,227,951	70,856,496	57,456,375	72,899,882	63,684,326

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2020 and 2019

18.2.	Rollforward in loans, financing and debentures

	December 31, 2020	December 31, 2019
Beginning balance	63,684,326	35,737,509
Amounts from the business combination		20,667,096
Reclassification - accounts payable from lease operations		(18,225)
Fundraising	14,761,796	18,993,837
Interest accrued	3,286,254	3,362,250
Premium with repurchase of bonds	391,390
Exchange rate variation, net	13,365,471	1,781,562
Settlement of principal	(19,092,810)	(13,994,708)
Settlement of interest	(3,244,949)	(2,977,957)
Settlement of premium with repurchase of bonds	(378,381)
Amortization of fundraising costs	87,959	185,807
Other	38,826	(52,845)
Ending balance	72,899,882	63,684,326

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2020 and 2019

18.3.	Breakdown by maturity – non current

	2022	2023	2024	2025	2026	2027 onwards	Total
In foreign currency
BNDES - Currency basket	13,356	11,130					24,486
Bonds			1,823,773	1,741,909	2,707,642	30,959,230	37,232,554
Export credits (ACC pre-payment)	1,576,020	9,549,933	4,555,079	3,250,602	468,574		19,400,208
	1,589,376	9,561,063	6,378,852	4,992,511	3,176,216	30,959,230	56,657,248
In local currency
BNDES – TJLP	269,029	268,272	240,281	292,870	169,102	14,668	1,254,222
BNDES – TLP	18,866	18,866	18,866	17,618	21,161	426,990	522,367
BNDES – Fixed	24,558	18,606	4,013				47,177
BNDES – Selic	97,511	121,202	113,061	238,538	200,697	297,950	1,068,959
CRA (“Agribusiness Receivables Certificates”)	1,512,680	1,512,847					3,025,527
Export credit note				640,800	634,245		1,275,045
Rural producer certificate				137,500	136,078		273,578
Export credits (“Pre payment”)			1,313,661				1,313,661
Debentures				2,340,550	2,327,011	747,500	5,415,061
Others (Revolving costs, working capital, FIDC and FDI)	3,651						3,651
	1,926,295	1,939,793	1,689,882	3,667,876	3,488,294	1,487,108	14,199,248
	3,515,671	11,500,856	8,068,734	8,660,387	6,664,510	32,446,338	70,856,496

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2020 and 2019

18.4.	Breakdown by currency

	December 31, 2020	December 31, 2019
Brazilian Reais	14,727,803	18,170,261
U.S. Dollar	58,145,087	45,460,138
Currency basket	26,992	53,927
	72,899,882	63,684,326

18.5.	Fundraising costs

The fundraising costs are amortized based on terms agreements and effective interest rate.

			Balance to be amortized
Type	Cost	Amortization	December 31, 2020	December 31, 2019
Bonds	390,104	151,536	238,568	201,467
CRA and NCE	125,222	92,848	32,374	47,443
Export credits (ACC pre-payment)	102,769	46,741	56,028	40,382
Debentures	24,467	8,428	16,039	19,065
BNDES (“IOF”) (1)	62,658	22,047	40,611	38,447
Others	18,147	16,725	1,422	4,590
	723,367	338,325	385,042	351,394

1)	Tax on Financial Operations

18.6.	Relevant transactions entered into the year

18.6.1.	Export Prepayment Agreements (“EPP”)

On February 14, 2020, Suzano, through its wholly-owned subsidiaries Suzano Pulp and Paper Europe S.A., Suzano Austria GmbH and Fibria Overseas Finance Ltd., entered into a syndicated export prepayment agreement in the amount of US$850,000 (equivalent, on the transaction date, to R$3,672,259), with a term of six years and maturity in February 2026, grace period of 4 years, quarterly interest payments of 1.15% p.a. plus LIBOR 3M. This transaction is fully and unconditionally guaranteed by Suzano S.A.

On December 17, 2020, the Company, through its wholly-owned subsidiary Suzano International Trade GmbH, signed in a bilateral export prepayment contract with Banco Santander, in the amount of US$100,000 (equivalent on the transaction date to R$517,402) with a term of one year and with an interest rate of 1.3825% p.a.

On December 23, 2020, the Company, through its wholly-owned subsidiary Suzano Pulp and Paper Europe SA, signed in a bilateral export prepayment contract with the bank Rabobank in the amount of US$140,000 (equivalent on the transaction date to R$709,444) with a term of one year and an interest rate of 1.35% p.a.

All the above operations are fully guaranteed by Suzano S.A.

18.6.2.	Revolving credit facility

On April 2, 2020, the Company through its wholly-owned subsidiary Suzano Pulp and Paper Europe S.A, disbursement of US$500,000 (equivalent, on the transaction date, to R$2,638,221) of its revolving credit facility maintained with certain financial institutions with quarterly payments of 1.30% plus quarterly LIBOR and maturity in February 2024.

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2020 and 2019

18.6.3.	Brazilian National Bank for Economic and Social Development (BNDES)

On June 29, 2020, the Company raised with BNDES the amount of R$400,000 indexed to the Selic interest rate, plus fixed interest of 1.96% p.a., with an average term of 124 months, maturing in February 2040. This funding is in line with the company's strategy of lengthening of the average of its obligations and efficiency in servicing its debt (cost of debt).

On December 22, 2020, the Company raised with BNDES the amount of R$131,774, of which R$ 100,000 referring to a second release of the contract raised above and R$31,774 indexed to the long-term interest rate (“TLP”), plus fixed interest of 1.77% p.a., with an average term of 121 months, maturing in November 2034.

18.6.4.	Issuance of Sustainability-linked Notes 2031 (“Notes 2031”)

On September 14, 2020, the Company, through its wholly-owned subsidiary Suzano Austria GmbH ("Suzano Austria"), issued Senior Notes totaling US$ 750,000 (R$ equivalent to R$3,973,831 on the transaction date) with yield of 3.950% per annum, with a coupon of 3.750% p.a., to be paid semi-annually as of January 15, 2021 and with the principal amount due on January 15, 2031.

The Notes have environmental performance indicators (“KPIs”) associated with a goal of reducing GHG emissions by the Company by 2025, evidencing Suzano’s commitment as part of the solution to the global climate crisis and in convergence to the implementation of its Long Term Goal. Under the terms of the Notes, if the Company does not satisfy the Sustainability Performance Target and provide confirmation thereof to the Trustee together with a related confirmation by the External Verifier at least 30 days prior to July 16, 2026, the interest rate payable on the Notes will be increased by 25 basis points from July 16, 2026 to the Maturity Date. Additionally, pursuant to the Sustainability-Linked Securities Framework, the Company has committed to publish annually a Sustainability Report, together with a verification assurance report issued by the External Verifier. Thus, the new debt securities are characterized as sustainability-linked bonds, according to the principles promulgated by the Capital Markets Association.

18.6.5.	Sustainability-Linked Notes 2031 (“Notes 2031”)

On November 19, 2020, the Company, through its wholly-owned subsidiary Suzano Austria GmbH ("Suzano Austria"), made an additional issue of debt securities under Senior Notes 2031, in the principal amount of US$500,000 (equivalent to R$2,666,484 on the transaction date) coupon of 3.750% p.a. (yield to maturity of 3.100% p.a.), to be paid semi-annually as of January 15, 2021 and with the principal amount due on January 15, 2031.

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2020 and 2019

18.7.	Relevant transactions settled in the year

18.7.1.	Export Prepayment Agreements (“EPP”)

On February 14, 2020, Suzano, through its wholly-owned subsidiary Suzano Pulp and Paper Europe S.A., voluntarily prepaid the export prepayment agreement in the amount of U.S.$755,864 (equivalent, on the transaction date, to R$3,240,229), with quarterly interest payments of 1.15% p.a. plus quarterly LIBOR, which was scheduled to mature in February 2023.

On December 7, 2020, the Company, through its subsidiary Suzano Pulp and Paper Europe S.A., partially settled the export prepayment agreement in the total amount of US$300,000 (equivalent on the transaction date to R$1,355,362), with original maturity in December 2023 and quarterly interest rate of 1.15% p.a. plus quarterly LIBOR.

18.7.2.	Make-whole Senior Notes (“Notes 2021”)

On March 31, 2020, the Company through its wholly-owned subsidiary Suzano Trading Ltd., redeem all of the outstanding of Senior Notes 2021 in the total amount of US$199,864 (equivalent, on the transaction date, to R$1,039,032) considering redemption price of 104.287% plus interest proportional to the period.

18.7.3.	Agribusiness Receivables Certificates (“CRA”)

On April 13, 2020, the Company disbursed the total amount of R$612,779, from this amount R$600,000 was related to the payment of principal and R$12,779 of interest of the Agribusiness Receivables Certificate issued in April 2016, with interest of 98% of the CDI, this payment was made due to the normal maturity of the CRA.

On June 22, 2020, the single installment of the CRA principal of R$880,155, issued in June 2016, with 97% interest on the CDI, matured. The company disbursed R$895,655 as principal (R$880,155) and interest (R$15,500).

On November 14, 2020, the single installment of the CRA principal in the amount of R$1,000,000, issued in November 2016, with interest of 96% of the CDI, matured. The Company disbursed the amount of R$1,009,068, considering the last installment of interest on the operation.

18.7.4.	Revolving credit facility

On August 13, 2020, in accordance with the announced to the market made on March 30, 2020, the Company announced the early return of the revolving credit facility in the amount of US$ 500,000 (equivalent to R$2,638,221 on the date of the transaction) hired on April 1, 2020, at LIBOR + 1.30% p.a., with an average term of 47 months and final maturity in February 2024. The settlement was on August 20, 2020 in the amount of R$ 2,848,097 (principal and interest) and, once realized, these funds became fully available as a source of additional liquidity for the Company, if necessary.

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2020 and 2019

18.7.5.	Notes Tender Offer (“Notes 2024, 2025 e 2026”)

The proceeds obtained from the issuance of Notes 2031, detailed in note 18.6.4., were used for the partial repurchase of Senior Notes issued by Fibria Overseas Finance Ltd and Suzano Austria GmbH, Suzano's wholly-owned subsidiaries, as follows (i) partial settlement of US$247,207 (equivalent to R$1,303,473) at a price of 110.8% of the issue value plus the proportional interest of Senior Notes issued by Fibria Overseas currently in circulation with a coupon (interest) of 5.25% p.a. and maturity in May 2024 ("Notes 2024"); (ii) partial settlement of US$260,348 (equivalent to R$1,372,763) at the price of 106.6% of the issue value plus the proportional interest of Senior Notes issued by Fibria Overseas currently in circulation with a coupon (interest) of 4.00% p.a. and maturity in January 2025 ("Notes 2025"); and (iii) partial settlement of US$183,419 (equivalent to R$967,138 on the payment date) at a price of 115.2% of the issue value plus the proportional interest of Senior Notes issued by Suzano Austria, with a coupon (interest) of 5.75% p.a. and maturity in July 2026 ("Notes 2026").

In the execution of the partial repurchase, premium payments were made in the amounts of US$26,698 (equivalent to R$140,775 on the transaction date), US$17,183 (equivalent to R$90,602 on the transaction date) and US$25,506 (equivalent to R$134,488 on the transaction date) to the bondholders of Notes 2024, 2025 and 2026, respectively, recognized in the financial result.

In the partial repurchase of Notes 2026, the Company determined that there was no substantial change under of the existing bonds, therefore, this transaction was recorded as a modification of the financial liability. The amount of US$2,374 (equivalent R$ 12,518 on the transaction date) paid for the exchange will be amortized over the term of Notes 2031, in accordance with the requirements of IFRS 9.

The settlement of the process of repurchase occurred on September 15, 2020.

18.7.6.	Central West Development Fund (“FDCO”)

On December 28, 2020, the Company prepaid the financing credit agreement raised with the Midwest development Fund in the amount of R$512,012, with original maturity in December 2027 and semiannual interest rate of 8.00% p.a.

18.8.	Guarantees

Some loan and financing agreements have guarantees clauses, in which the financed equipment or other property, plant and equipment are offered by the Company, as disclosed in Note 15.1.

The Company does not have contracts with restrictive financial clauses (financial covenants) to be complied with.

19.	LEASE

19.1.	Right of use

The rollforward of year ended December 31, 2020 is set forth below:

	Lands and Farms	Machines and Equipment’s	Buildings	Ships and boats	Vehicles	Total
Balance as of December 31, 2018
Initial adoption on January 1, 2019	1,762,943	143,685	41,570	1,408,640	1,012	3,357,850
Additions	260,982	1,529	39,794	612,022		914,327
Amortization (1)	(254,280)	(15,163)	(35,365)	(116,207)	(925)	(421,940)
Balance as of December 31, 2019	1,769,645	130,051	45,999	1,904,455	87	3,850,237
Additions	858,085	45,624	90,616	95,768	2,675	1,092,768
Amortization (1)	(265,091)	(18,078)	(43,903)	(122,904)	(313)	(450,289)
Write-offs (2)	(74,578)	(72,332)	(1,728)			(148,638)
Balance as of December 31, 2020	2,288,061	85,265	90,984	1,877,319	2,449	4,344,078

1)	On December 31, 2020, the amount of R$263,613 (R$268,081 as of December 31, 2019) related to land was reclassified to biological assets to compose the formation cost.

2)	Lands and Farms, write-off due to the incorporation of legal entities (note 1.1) and machines and equipment, write-off due to the cancellation of contracts.

For the year ended December 31, 2020, the Company is not committed to lease agreements not yet in force.

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2020 and 2019

19.2.	Lease liabilities

The balance of lease payables for the year ended December 31, 2020, measured at present value and discounted by the respective discount rates are set forth below:

Nature of agreement	Average rate - % p.a. (1)	Maturity (2)	Present value of liabilities
Lands and farms	11.45	July 2048	2,361,538
Machines and Equipment’s	10.62	July 2032	189,061
Buildings	9.80	December 2030	81,144
Ships and boats	11.39	February 2039	2,557,824
Vehicles	10.04	October 2023	2,193
			5,191,760

1)	To determine the discount rates, quotes were obtained from financial institutions for agreements with characteristics and average terms similar to the lease agreements.

2)	Refers to the original maturities of the agreements and, therefore, do not consider eventual renewal clause.

On March 12 and April 12, 2020, for a period of 10 months, two of the ships leased by the Company were made available for chartering from third parties. In the amount of US$7,500 (equivalent, on the transaction date, to R$35,841). In the year ended December 31, 2020, this transaction is effective. Additionally, the Company is evaluating the renewal of this transaction under the same conditions as before, only replacing the ships, due to the need for planned operational maintenance.

The rollforward in the balances in the years ended December 31, 2020 and 2019 are as follows:

Balance as of December 31, 2018
Initial adoption on January 1, 2019	3,428,897
Additions	914,327
Payments	(646,487)
Accrual of financial charges	275,404
Exchange rate variation	11,929
Balance as of December 31, 2019	3,984,070
Additions	1,092,768
Write-offs	(148,638)
Payments	(824,245)
Accrual of financial charges (1)	486,286
Exchange rate variation	601,519
Balance as of December 31, 2020	5,191,760

Current	620,177
Non-current	4,571,583

1)	On December 31, 2020, the amount of R$88,540 related to interest expenses on leased lands was capitalized to biological assets to compose the formation cost (R$50,795 as of December 31, 2019).

The maturity schedule of future payment not discounted to present value related to lease liabilities is disclosed in Note 4.2.

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2020 and 2019

19.2.1.	Amounts recognized in the statement of income for the year

In the year ended December 31, 2020, and 2019 are set for the below:

	December 31, 2020	December 31, 2019
Expenses relating to short-term assets	7,365	37,007
Expenses relating to low-value assets	12,182	14,349
	19,547	51,356

20.	PROVISION FOR JUDICIAL LIABILITIES

The Company is involved in certain legal proceedings arising from the normal course of business, which include tax, labor, civil and environment risks.

The Company classifies the risk of unfavorable decisions in the legal proceedings, based on legal advice, which reflect the estimated probable losses. Contingencies classified as possible loss are disclosed based on reasonably estimated amounts.

The Company’s management believes that, based on the elements existing at the base date of these unaudited condensed consolidated interim financial information, its provision for tax, civil, environment and labor risks, accounted for according to IAS 37 is sufficient to cover estimated losses related to its legal proceedings, as set forth below:

20.1.	Rollforward of provisions for probable losses, net of judicial deposits

	December 31, 2020
Nature of provisions	Judicial deposits	Provision	Provision, net
Taxes and social security	(135,641)	2,984,230	2,848,589
Labor	(57,780)	217,180	159,400
Civil and environment	(3,495)	251,461	247,966
	(196,916)	3,452,871	3,255,955

	December 31, 2019
Nature of provisions	Judicial deposits	Provision	Provision, net
Taxes and social security	(124,133)	3,176,503	3,052,370
Labor	(50,464)	227,139	176,675
Civil and environment	273	283,159	283,432
	(174,324)	3,686,801	3,512,477

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2020 and 2019

20.1.1.	Changes in the provision according to the nature of the proceedings for probable losses

	December 31, 2020
	Tax and social security	Labor	Civil and environment	Contingent liabilities (1) (2)	Total
Beginning balance	492,413	227,139	64,897	2,902,352	3,686,801
Payments	(23,162)	(43,783)	(14,618)		(81,563)
Write-off	(23,106)	(52,333)	(25,223)	(193,099)	(293,761)
Additions	20,560	64,053	17,337		101,950
Monetary adjustment	9,365	22,104	7,975		39,444
Ending balance	476,070	217,180	50,368	2,709,253	3,452,871

1)	Amounts arising from lawsuits with probability of loss possible and remote, of tax nature in the amount of R$2,508,162 and civil in the amount of R$201,091, measured and recorded at the estimated fair value resulting from the business combination with Fibria, in accordance with paragraph 23 of IFRS 3 – Business Combination.

2)	Reversal due to a change in prognosis and/or settlement.

	December 31, 2019
	Tax and social security	Labor	Civil and environment	Contingent liabilities (1)	Total
Beginning balance	296,869	50,869	3,532		351,270
Business combination	139,462	185,157	64,974		389,593
Payments	(34)	(34,794)	(5,532)		(40,360)
Write-off	(3,875)	(55,730)	(13,434)		(73,039)
Additions	46,603	50,521	10,100	2,902,352	3,009,576
Monetary adjustment	13,388	31,116	5,257		49,761
Ending balance	492,413	227,139	64,897	2,902,352	3,686,801

1)	Amounts arising from lawsuits with probability of loss possible and remote, measured and recorded at the estimated fair value resulting from the business combination with Fibria, in accordance with paragraph 23 of IFRS 3 – Business Combination.

20.1.2.	Tax and social security

For the year ended December 31, 2020, the Company was a defendant in 51 (fifty-one) administrative proceedings as well as tax lawsuits in which the disputed matters related, CSLL, IRRF, PIS, COFINS, Social Security Contribution, ICMS, among others whose amounts are provisioned for when the likelihood of loss is deemed probable by the Company’s external legal counsel and the Management.

20.1.3.	Labor

For the year ended December 31, 2020, the Company was a defendant in 1,010 (one thousand and ten) labor lawsuits.

In general, labor lawsuits are related primarily to matters frequently contested by employees in agribusiness companies, such as certain wages and/or severance payments, in addition to suits filed by outsourced employees of the Company.

20.1.4.	Civil and environment

For the year ended December, 2020, the Company is a defendant in approximately in 58 (fifty eight) civil and environmental lawsuits.

Civil proceedings are related primarily to payment of damages, such as those resulting from contractual obligations, traffic-related injuries, possessory actions, environmental restoration obligations, claims and others.

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2020 and 2019

20.2.	Provisions for possible losses

The Company is involved in tax, civil and labor lawsuits, for which losses have been assessed as possible by management with the support from legal counsel and therefore no provision was recorded:

	December 31, 2020	December 31, 2019
Taxes (1)	7,145,147	7,504,398
Labor	263,971	279,934
Civil and environment (1)	3,068,884	2,995,576
	10,478,002	10,779,908

1)	The amounts above does not include the fair value adjustment allocated to probable contingencies of R$2,677,970, which were recorded at fair value resulting from business combinations with Fibria, in accordance with paragraph 23 of IFRS 3 – Business Combination, as presented in note 20.1.1. above.

20.2.1.	Tax and social securities

The Company is a defendant in 782 (seven hundred eighty two ) tax proceedings whose likelihood of loss is considered possible, in the total amount of R$7,145,147 for which there is no provision was recorded.

The other tax and social security lawsuits refer to various taxes, such as IRPJ, CSLL, PIS, COFINS, ICMS, ISS, Withholding Income Tax ("IRRF"), PIS and COFINS, mainly due to differences in interpretation of applicable tax rules and information provided in accessory obligations.

The most relevant tax cases are set forth below:

(i)	Income tax assessment - IRPJ/CSLL - Swap of industrial and forestry assets: in December 2012, the Company received a tax assessment for the collection of income tax and social contribution, alleging unpaid tax on a capital gain in February 2007, closing of the transaction, when the Company executed an agreement with International Paper for the swap of industrial and forestry assets.

On January 19, 2016, the Tax Federal Administrative Court (“CARF - Conselho Administrativo de Recursos Fiscais”) rejected as per the casting vote of CARF’s President, the appeal filed by the Company in the administrative process. The Company was notified of the decision on May 25, 2016 and due to the impossibility of new appeal and the consequent closure of the case at the administrative level, decided to continue the discussion with the Judiciary. The Company presented judicial guarantee, which was accepted, and is now awaiting the judgement of the case. We maintain our position to not constitute provisions for contingencies, based on the Company’s and its external legal advisors’ opinion that the probability of loss on this case is possible. The documents have been concluded for judgment since November 25, 2017. In the year ended December 31, 2020 the amount is R$2,296,032 (R$2,251,462 as of December 31, 2019).

(ii)	Income tax assessment - IRPJ/CSLL - disallowance of depreciation, amortization and depletion expenses – 2010: in December 2015, we received a tax assessment requiring the payment of IRPJ and CSLL, questioning the deductibility of depreciation, amortization and depletion expenses of 2010 included by us in the calculation of income tax expense. We present administrative appeal on the legal period, judged partially valid. The decision was object of voluntary recourse, presented by us in November 2017. On October 16, 2018, the judgement was converted into a diligence, through resolution n. 1402-000723. Currently, the resolution is expected to be formalized. In the year ended December 31, 2020 the amount is R$712,531 (R$695,679 as of December 31, 2019).

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2020 and 2019

(iii)	IRPJ/CSLL - partial approval: the Company requested approval to offset 1997 tax losses with amounts owed to the tax authorities. The authorities approved in March 2009, only R$83,000, which generated a difference of R$51,000. The Company is still awaiting the conclusion of the analysis of the credits discussed at the administrative level following a favorable decision of CARF in August 2019, which granted the Voluntary Appeal filed by the Company. For the remaining credit, the Company has appealed the rejection of the tax credits and obtained a partially favorable decision and the final decision is under discussion in the judicial level. Shortly after, an appeal was filed, which was judged in session, it was determined the conversion of the done in diligence. On November 6, 2018, a decision was filed reinforcing the tax authorities’ conclusion at the first approval and our arguments. In the year ended December 31, 2020 the amount is R$104,873 (R$254,081 as of December 31, 2019).

(iv)	Tax incentive - Agency for the Development of Northeastern Brazil (“ADENE”): in 2002 the Company was granted its request by the Brazilian Federal Revenue Service (“Receita Federal do Brasil”) to benefit from reductions in corporate income tax and non-refundable surcharges calculated on operating profits (as defined) for Aracruz facilities A and B (period from 2003 to 2013) and plant C (period from 2003 to 2012), when the qualification reports for the tax reductions are approved by SUDENE.

In 2004, the Company was served an Official Notice by the liquidator of the former Superintendence for the Development of the Northeast (“SUDENE”), who reported that, the right to use the benefit previously granted is unfounded and would be cancelled. In 2005, the Brazilian Federal Revenue Service served the Company an assessment notice requiring the payment of the amounts of the tax incentive used, plus interest. After administrative discussion, the assessment notice was partially upheld and recognized the Company’s right to the tax incentive through 2003.

The Company's Management, supported by its legal counsel, believes that the decision to cancel the tax benefits is erroneous and should not prevail, either with respect to benefits already used, or with respect to benefits not used until the corresponding final periods. In the year ended December 31, 2020 the amount is R$127,391 (R$125,191 as of December 31, 2019).

(v)	PIS/COFINS – Goods and services – 2009 to 2011: in December 2013, the Company was assessed by the Brazilian Federal Revenue Service demanding the collection of PIS and COFINS credits disallowed because they are not allegedly linked to its operating activities. In the first instance, the objection filed by the Company was dismissed. After the Voluntary Appeal was filed, it was partially provided in April 2016. From this decision, the National Treasury filed a Special Appeal to the Superior Chamber and the Company filed a Statement of Appeal, which are still pending judgment. The updated amount involved up to December 31, 2020 is R$166,355 (R$162,750 as of December 31, 2019).

(vi)	Offsetting - IRRF - period 2000: the Company filed a lawsuit for offsetting IRRF credits measured in the year ended December 31, 2000 with debts owed to the Brazilian Federal Revenue Service. In April 2008, the Brazilian Federal Revenue Service partially recognized the credit in favor of the Company. From this decision, the Company filed a Voluntary Appeal with CARF, which is pending judgment. In the year ended December 31, 2020 the amount is R$109,903 (R$108,320 as of December 31, 2019).

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2020 and 2019

(vii)	Tax assessment - Corporate Income Tax and Social Contribution: on October 5, 2020, the Company was notified about the tax assessment issued by the Brazilian Internal Revenue Service claiming the payment of Corporate Income Tax and Social Contribution, in the total amount of R$454,898, resulting from the remeasurement of profit of its wholly-owned subsidiary Suzano Trading Ltd in the years ended December 31, 2014, 2015 and 2016. Besides the Company, Statutory Executive Officers’ (“Officers”) from Suzano Trading were also included as co-responsible. The legal counsel considered the risk of loss as possible in regards to the Company and, in reference to the Officers, also possible but with more chances of winning (possible to remote).

(viii)	Tax assessment - taxation on a universal basis - year 2015: on November 3, 2020, the Company received a tax assessment for the collection of income tax and social contribution, alleging unpaid tax on calendar year 2015, due to the lack of addition, in determining taxable income and the social contribution calculation basis, of profits earned by subsidiaries abroad. The legal advisors hired by the Company classify the prognosis as a possible loss. Currently, the defense presented at the administrative level is awaiting judgment. In the year ended December 31, 2020 the amount is R$145,026.

20.2.2.	Labor

On December 31, 2020, the Company was a defendant in 1,653 (one thousand, six hundred and fifty-three) labor lawsuits, totaling R$263,971.

The Company also has several lawsuits in which employees’ unions in the states of Bahia, Espírito Santo, Maranhão, São Paulo and Mato Grosso do Sul are included.

20.2.3.	Civil and environmental

On December 31, 2020, the Company is a defendant in approximately 324 (three hundred and twenty-four) civil and environmental lawsuits, totaled the amount of R$3,068,884. Most of these civil lawsuits refers to claims for compensation by former employees or third parties for alleged occupational illnesses and workers' compensation, collection lawsuits and bankruptcy situations, reimbursement of funds claimed from delinquent landowners and possessory actions filed in order to protect the Company's equity. The Company has insurance for public liability that covers, within the limits set in the policy, unfavorable sentences in the civil courts for claims for compensation of losses.

Regarding civil matters, we are involved in 2 (two) Public Civil Claims (“Ação Civil Pública”) filed by the Federal Public Prosecution Office requesting (i) a preliminary injunction to prohibit Company’s trucks from transporting wood in federal highways above legal weight restrictions (ii) an increase in the fine for cases of overweight and (iii) compensation for damages to property allegedly caused to federal highways, the environment and the economic order, and compensation for moral damages. One of the Claims was ruled against the Company. Suzano presented an appeal to the Court of Appeals, requesting an interim relief to stay the effects of such ruling until a final decision is reached. We are currently waiting for the ruling on the interim relief by the 1st Regional Federal Court Appeals.

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2020 and 2019

The Company is still defendant in a 2 (two) Public Civil Claim filed by the Federal Prosecutor’s Office regarding real properties acquired by Company in the northern region of the state of Espírito Santo. In the 1st. the Federal Prosecutor requested (i) the nullity of the deeds (ii) compensation for moral damages and (iii) suspension of financing for Company’s operations in the municipalities of São Mateus and Conceição da Barra, both located in the state of Espírito Santo. A preliminary injunction was granted, which blocked around 6,000 hectares of Company’s land in such municipalities and suspended any financing for Suzano by BNDES for either production or planting of eucalyptus pulp on the properties relating to the Public Civil Claim. In the 2nd, the Federal Prosecutor’s Office, requesting the nullity of the deeds of some other proprieties acquired in the northern of the state of Espírito Santo. A preliminary injunction was granted blocking around 5,601 hectares of Company’s lands in the same municipalities of São Mateus and Conceição da Barra. Suzano presented its judicial defense and an appeal against such injunction, which is still pending decision. Both cases are pending ruling by the Federal District Court of São Mateus and remain in pre-trial phase. The Company believes that are good grounds for our defense since the acquisition of the lands discussed in both Public Civil Claims was made in accordance with applicable laws and practices applicable at the time of purchase.

Regarding environmental matters, we are involved in 3 (three) relevant Public Civil Claims filed by the Federal Public Prosecution Office in the northeast region of Brazil challenging the State’s environmental agency’s jurisdiction to grant environmental licenses. The Federal Public Prosecution Office alleges that the environmental licensing proceedings related to the forest formation and installation of our industrial plant in the state of Maranhão should be carried out by the Brazilian Federal Environmental Agency (“Agência Federal do Meio Ambiente - IBAMA”). The risks involved in such cases are delays in our plantation schedule and the suspension of the Maranhão unit activities until new permit is issued. Although an injunction was granted on one of this claims suspending the forest formation in a certain region of the State of Maranhão, we believe there are good grounds for our defense, since IBAMA does not acknowledge having jurisdiction to perform the licensing proceedings and there is no clear legal ground to sustain such jurisdiction. Superior court’s is still to rule on an appeal against the injunction granted against Suzano and the other claims are still pending a decision by the trial judge.

In addition, we are involved in a dispute related to possible environmental damage in Cubatão city located in the State of São Paulo), allegedly caused by Companhia Santista, a company that was acquired by Ripasa, which in turn was acquired by Suzano in 2008. This lawsuit is ongoing for over 30 (thirty) years and involves more than 20 (twenty) other companies. The lawsuit seeks reparation for the environmental damage allegedly caused in area under environmental protection of Serra do Mar’s State Park by several companies that maintained activities in the industrial district of Cubatão until the 1990s. On September 2017, the lawsuit was ruled in favor of the plaintiff, sentencing the defendant companies to recover the damages allegedly caused or, should the environment be already recovered, to pay a compensation of equal value of the cost of the recovery. This compensation is to be allocated to expand Serra do Mar’s State Park. The ruling, however, did not determined the amount that should be paid as compensation, leaving the definition of this value to a latter procedural stage. This ruling was contested by the companies on an appeal and a decision by the State Supreme Court is still pending.

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2020 and 2019

20.3.	Contingent assets

20.3.1.	Exclusion of VAT (ICMS) from PIS and COFINS tax base

The Company and its wholly-owned subsidiaries have filed lawsuits to discuss their rights to exclude ICMS from the PIS and COFINS tax basis, comprising periods since March 1992 and comprising, eventual amendments in the regulation after the issuance of Law nº 12,973/2014.

Regarding this matter, the Federal Supreme Court (“STF”) ruled on March 15, 2017, at first without the possibility of reversing the understanding on the merits, that the ICMS does not part of the calculation basis of relating contributions. The Federal Government filed an amendment of judgment in October 2017 aiming, among other requests, to modulate the effects of related decision based on the judgment of said amendment of judgment, which are still pending judgment.

Based on the decision of the Supreme Court and the legal opinions of its legal advisors, the Company understands that a change in the outcome of the Supreme Court judgment is unlikely. Accordingly, the ICMS was excluded from the calculation basis of such contributions as from August 2018, based on a favorable decision rendered by the Company, still pending final judgment.

21.	EMPLOYEE BENEFIT PLANS

The Company offers supplementary pension plan and defined benefit plan, such as medical assistance and life insurance, as set forth below:

21.1.	Pension plan

The Company has two current supplementary retirement plans, as disclosed below.

21.1.1.	Pension plan – Suzano Prev

In 2005, the Company established the Suzano Prev pension plan managed by BrasilPrev, an open private pension entity, which serves employees of Suzano Group Companies, in the defined contribution plan.

Under the terms of the benefit plan agreement, for employees who have a salary above 10 URS's, in addition to the 0.5% contribution, the contributions of the company follow the employees' contributions and affect on the portion of the salary that exceeds the 10 URS's, which can vary from 1% to 6% of the nominal salary. This plan is called Basic Contribution1.

The Company's contributions to the employee are 0.5% of the nominal salary that does not exceed 10 Suzano reference units (“URS”), even though there is no contribution from the employee. This plan is called Basic Contribution 2.

From August 2020, for employees who have a salary lower than 10 URS’s, they will be able to invest 0.5 or 1.0% of the nominal salary and the Company will monitor the employee's contributions. The employee can choose to invest up to 12% of the salary in the Suzano Prev pension plan, and the excess of Basic Contribution 1 or 2 may be invested in the supplementary contribution, where there is no counterpart from the Company and the employee must consider the two contributions to limit 12% of the salary.

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2020 and 2019

Contributions made by the Company for the year ended December 31, 2020 totaled R$9,388 (R$5,993 as of December 31, 2019) recognized in under employee benefits.

21.1.2.	Pension plan – FUNSEJEM

Entities from the business combination with Fibria, managed by a private pension entity, which provide post-employment benefits to employees, under defined contribution plans. In this type of plan participants and sponsor contribute to the formation of an individual savings. In 2000, the Company became a sponsor of the Senador José Ermírio de Moraes Foundation (FUNSEJEM), a not-for-profit pension fund for the employees of the Votorantim Group. Under the fund's regulations, employees' contributions to FUNSEJEM, which may range from 0.5% to 6% of nominal salary.

Contributions made by the Company, for Senador José Ermírio de Moraes Foundation (“FUNSEJEM”) pension plan, for the year ended December 31, 2020 amounted to R$5,071 (R$9,920 as of December 31, 2019), recognized under cost of sales, selling and general and administrative expenses.

In July 2020, the Company terminated its relationship with FUNSEJEM. On the occasion that the amounts contributed by employees are released by FUNSEJEM, employees will choose for portability to the Suzano Prev pension plan, to the private pension plan or request the total redemption of the constituted balance. This action is still due to the harmonization of practices arising from the business combination with Fibria.

21.2.	Defined benefits plan

The Company offers the following post-employment in addition to the pension plans, which are measured by actuarial calculation and recognized in the financial statement.

21.2.1.	Medical assistance

The Company guarantees health care program cost coverage for a group of former employees who retired until 1998 and until 2003 at the Suzano, São Paulo administrative office and Limeira and until 2007 at the Jacareí unit, as well as their spouses for life and dependents while they are underage.

For other group of former employees, who exceptionally, according to the Company’s criteria and resolution or according with rights related to the compliance with pertinent legislation, the Company ensures the healthcare program.

Main actuarial risks related are (i) lower interest rates (ii) longer than expected mortality tables, (iii) higher than expected turnover and (iv) higher than expected medical costs growth.

21.2.2.	Life insurance

The Company offers the life insurance benefit to the group of former employees who retired until 2005 at Suzano and São Paulo administrative office and did not choose for the supplementary retirement plan.

Main actuarial risks related are (i) lower interest rates and (ii) higher than expected mortality.

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2020 and 2019

21.2.3.	Rollforward of actuarial liability

The rollforward of actuarial liability prepared based on actuarial report, are set forth below:

Balance at December 31, 2018	430,427
Business combination	147,877
Interest on employee benefits	44,496
Actuarial loss	147,640
Benefits paid in the year	(34,261)
Balance on December 31, 2019	736,179
Interest on employee benefits	53,092
Actuarial loss/gain	33,843
Employee contribution	(88)
Exchange rate variation	487
Benefits paid in the year	(38,468)
Balance on December 31, 2020	785,045

21.2.4.	Economic actuarial assumptions and biometric data

The main economic actuarial assumptions and biometric data used in the actuarial calculations are set forth below:

	December 31, 2020	December 31, 2019
Economic
Discount rate – medical assistance and life insurance	4.39% p.a.	3.56% p.a.
Medical cost growth rate	3.25% p.a.	3.25% p.a.
Nominal inflation	3.25% p.a.	3.50% p.a.
Aging factor	0 to 24 years: 1.50% p.a. 25 to 54 years: 2.50% p.a. 55 to 79 years: 4.50% p.a. Above 80 years: 2.50% p.a.	0 to 24 years: 1.50% p.a. 25 to 54 years: 2.50% p.a. 55 to 79 years: 4.50% p.a. Above 80 years: 2.50% p.a.
Biometric
Table of general mortality	AT-2000	AT-2000
Table of mortality of disable persons	IAPB 57	IAPB 57
Table of entry of disable	Mercer Disability	Mercer Disability
Turnover	1.00% p.a.	1.00% p.a.
Other
Retirement age	65 years	65 years
	90% married	90% married
Family composition	Men 4 years + old	Men 4 years + old
Permanency in the plan	100%	100%

21.2.5.	Sensitivity analysis

The Company made the sensitivity analysis regarding the relevant assumptions of the plans on December 31, 2020, as set forth below:

Relevant assumptions	Changes in premise	Increase in present value, net	Decrease in present value, net
Discount rate	0.50%	Decrease of R$729,203	Increase of R$824,894
Medical costs growth rate	1.00%	Increase of R$876,554	Decrease of 689,324

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2020 and 2019

21.2.6.	Forecast and average duration of payments of obligations

The following amounts represent the expected benefit payments for future years (10 years), from the obligation of benefits granted and the average duration of the plan obligations:

Payments	Medical assistance and life insurance
2021	35,658
2022	38,228
2023	40,886
2024	43,640
2025	46,409
2026 on onwards	274,822

22.	SHARE-BASED COMPENSATION PLAN

For year ended December 31, 2020, the Company had 3 (three) share-based, long-term compensation plans, (i) Phantom stock option plan (“PS”) and (ii) Share Appreciation Rights (“SAR”), both settled in local currency and (iii) common stock options, settled in shares.

22.1.	Long term compensation plans (“PS and SAR”)

Certain executives and key members of the Management have a long-term compensation plan linked to the share price with payment in cash.

Throughout 2020, the Company granted the SAR and PLUS (Share Appreciation Rights) (“SAR”) plans of phantom stock options. In this plan, the beneficiaries should invest 5% of the total amount corresponding to the number of options of phantom shares at the grant date and 20% after 3 (three) years to acquire the option. The Company also granted long-term incentive plans to its key members as part of its retention policy. In this program, the beneficiary does not make any investment.

The vesting period of options may vary from 3 (three) to 5 (five) years, as of the grant date, in accordance with the characteristics of each plan.

The price of the share is calculated based on the average share quote of the 90 previous trading sessions starting from the closing quote on the last business day of the month prior to the month of the grant. The installments of these programs will be adjusted by the variation in the price of the SUZB3 at B3, between the granting and the payment period. On dates when the SUZB3 shares is not traded, the quote of the previous trading session will be considered.

The phantom share options will only be due if the beneficiary is an employee of the Company on the payment date. In case of termination of the employment by initiative of the Company or by initiative of the beneficiary, before the vesting period is completed, the executive will not be entitled to receive all benefits, unless otherwise established in the agreements.

The rollforward is set forth below:

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2020 and 2019

	December 31, 2020	December 31, 2019	December 31, 2018
	Number of shares
Beginning balance	5,996,437	5,045,357	5,055,519
Granted during of the year	1,770,384	2,413,038	1,415,476
Exercised (1)	(1,789,413)	(827,065)	(751,859)
Exercised due to resignation (1)	(21,253)	(106,983)	(153,601)
Abandoned / prescribed due to resignation	(183,799)	(527,910)	(520,178)
Ending balance	5,772,356	5,996,437	5,045,357

1)	The average price for share options exercised and exercised due to termination of employment, for the year ended December 31, 2020 was R$43.14 (forty-three Brazilian Reais and fourteen cents) (R$31.75 (thirty-one Brazilian Reais and seventy-five cents) as of December 31, 2019).

On December 31, 2020, the consolidated outstanding phantom shares option plans are as set forth below:

December 31, 2020
Plan	Grant date	Exercise date	Fair value on grant date (1)	Quantity of outstanding options granted
SAR 2016	April 1, 2016	April 1, 2021	R$15.96	6,972
PLUS 2016	April 1, 2016	April 1, 2021	R$15.96	4,177
SAR 2017	April 3, 2017	April 3, 2022	R$13.30	121,555
PLUS 2017	April 3, 2017	April 3, 2022	R$13.30	25,061
ILP 2017 - 48	April 3, 2017	April 3, 2021	R$13.30	304,512
ILP 2017 - 60	April 3, 2017	April 3, 2022	R$13.30	304,512
Deferral 2017	March 1, 2018	March 1, 2021	R$19.88	162,887
Deferral 2017	March 1, 2018	March 1, 2022	R$19.88	162,887
SAR 2018	April 2, 2018	April 2, 2023	R$21.45	677,627
PLUS 2018	April 2, 2018	April 2, 2023	R$21.45	74,592
ILP 2019 - 24	March 1, 2019	March 1, 2024	R$41.10	520,000
ILP 2019 - 36	March 1, 2019	March 1, 2024	R$41.10	520,000
Deferral 2018	March 1, 2019	March 1, 2022	R$41.10	88,632
Deferral 2018	March 1, 2019	March 1, 2023	R$41.10	88,632
ILP 2019 - 36 H	March 25, 2019	March 25, 2024	R$42.19	7,500
ILP 2019 - 48 H	March 25, 2019	March 25, 2024	R$42.19	7,500
ILP 2019 - 24 Apr	01/ April, 2019	01/ April, 2024	R$42.81	20,000
ILP 2019 - 36 Apr	01/ April, 2019	01/ April, 2024	R$42.81	20,000
SAR 2019	01/ April, 2019	01/ April, 2024	R$42.81	747,848
PLUS 2019	01/ April, 2019	01/ April, 2024	R$42.81	15,572
ILP - Retention 2019 - 24	October 1, 2019	October 1, 2021	R$31.86	93,518
ILP 2019 - 24 Oct	October 1, 2019	October 1, 2021	R$31.75	7,800
ILP 2019 - 36 Oct	October 1, 2019	October 1, 2022	R$31.75	19,500
ILP 2019 - 48 Oct	October 1, 2019	October 1, 2023	R$31.75	11,700
ILP 2020 - 36 Apr	April 1, 2020	April 1, 2023	R$38.50	43,705
ILP 2020 - 12 Apr	April 1, 2020	April 1, 2021	R$38.50	25,500
ILP 2020 - 24 Apr	April 1, 2020	April 1, 2022	R$38.50	21,250
SAR 2020	April 1, 2020	April 1, 2025	R$38.50	729,421
ILP 2020 - 36 Apr	April 1, 2020	April 1, 2023	R$38.50	38,961
ILP 2020 - 12 Jul	July 1, 2020	July 1, 2021	R$37.74	1,060
ILP 2020- 48 Condition A	May 1, 2020	April 30, 2024	R$38.34	595,000
ILP 2020- 48 Condition B	May 1, 2020	April 30, 2024	R$38.34	127,500
ILP 2020- 48 Condition C	May 1, 2020	April 30, 2024	R$38.34	127,500
ILP - Retention 2020 - 36 Oct 1	October 1, 2020	October 1, 2023	R$38.79	36,650
ILP - Retention 2020 - 36 Oct 2	October 1, 2020	October 1, 2023	R$43.14	5,871
ILP Hiring/Retention Bonus 2020 - 36 Oct	October 1, 2020	October 1, 2023	R$43.14	6,954
				5,772,356

(1)	Amounts expressed in Reais.

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2020 and 2019

22.2	Common stock option plan

Additionally, in 2020 the Company established a Restricted Shares plan based on the Company's performance (Program 6). The Plan associates the quantity of Restricted Shares granted to the Company's performance in relation to the operating cash generation target. The quantity of the restricted stock granted is defined in financial terms and is subsequently converted into shares based on the last 60 (sixty) stock exchange trading days on December 31, 2020 of SUZB3 at B3.

After measurement of operating cash generation 2020, the Restricted Shares will be granted immediately, as they not have to comply to the vesting period. However, the beneficiaries of the grant must comply to the lockup period of thirty-six (36) months during which they will not be able to market the shares.

In the event that the beneficiaries leave the Company before the end of the fiscal year for the measurement of operating cash generation, they will lose the right to the grant of Restricted Share.

The position is set forth below:

Program	Date of grant	Deadline for the options to become exercisable	Price on grant date	Shares Granted	Restricted year for transfer of shares
Program 4	01/02/2018	01/02/2019	R$39.10	130,435	01/02/2022

22.3	Measurement assumptions

In the case of the phantom shares plan, since the settlement is in cash, the fair value of options is remeasured at the end of each period based on the Monte Carlo Method (“MMC”), which is multiplied by the Total Shareholder Return (“TSR”) in the period (which varies between 75% and 125%, depending on the performance of SUZB3 in relation to its peers in Brazil).

The fair value of the plan of common shares of Program 6, was estimated based on the binomial probability model, which considers the dividends distribution rate and the following assumptions:

(i)	the expectation of volatility was calculated for each exercise date, considering the remaining time to complete the vesting year, as well as the historical volatility of returns, using the GARCH model for calculating volatility;

(ii)	the expectation of average life of phantom stocks and stock options was defined by the remaining term until the limit exercise date;

(iii)	the expectation of dividends was defined based on historical earnings per share of the Suzano;

(iv)	risk-free weighted average interest rate used was the Brazilian Reais yield curve (DI expectation) observed on the open market, which is the best comparison basis with the Brazilian market risk-free interest rates. The rate used for each exercise date changes according to the vesting year.

The amounts corresponding to the services received and recognized are set forth below:

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2020 and 2019

	Liabilities and equity		Income statement
	December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2019	December 31, 2018
Non-current liabilities
Provision for phantom stock plan	195,135	136,505	(151,985)	(46,389)	(126,439)
Shareholders' equity
Stock option granted	10,612	5,979	(4,632)	(879)	(5,170)
Total general and administrative expenses from share-based transactions			(156,617)	(47,268)	(131,609)

23.	LIABILITIES FOR ASSETS ACQUISITIONS AND SUBSIDIARIES

	December 31, 2020	December 31, 2019
Lands and forests acquisition
Real estate receivables certificates (1)	37,104	78,345
	37,104	78,345
Business combination
Facepa (2)	41,721	42,533
Vale Florestar Fundo de Investimento em Participações ("VFFIP") (3)	423,403	420,737
	465,124	463,270
	502,228	541,615

Current	101,515	94,414
Non-current	400,713	447,201

1)	Refers to obligations with the acquisition of land, farms, reforestation and houses built in Maranhão, updated by IPCA.

2)	Acquired in March 2018, for the amount of R$307,876, upon payment of R$267,876 and the remaining updated at IPCA, adjusted by possible losses incurred up to the payment date, with maturities in March 2023 and March 2028.

3)	On August 2014, the Company acquired the Vale Florestar S.A. through VFFIP, for the total amount of R$528,941 with a upon payment of R$44,998 and remaining with maturity to August 2029. The monthly settlements are subject to interest and updated by the variation of the U.S. Dollar exchange rate and partially updated by the IPCA.

24.	LONG-TERM COMMITMENTS

The Company entered into long-term take-or-pay agreements with chemicals, electricity transportation and natural gas suppliers. These agreements contain termination and supply interruption clauses in the event of default of certain essential obligations. Generally, the Company purchases the minimum agreed under the agreements, hence there is no liability recorded at December 31, 2019. The total contractual obligations assumed at December 31, 2020 equivalent to R$12,429,229 per year (R$7,335,609 at December 31, 2019).

25.	SHAREHOLDERS’ EQUITY

25.1	Share capital

On December 31, 2020, the Suzano’s share capital is R$9,269,281 divided into 1,361,263,584 common shares, all nominative, book-entry shares without par value. The share capital is net of the public offering expenses of R$33,735. The breakdown of the share capital is set forth below:

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2020 and 2019

		Ordinary
Shareholder	Quantity	(%)
Controlling Shareholders
Suzano Holding S.A.	367,612,329	27.01
Controller	194,809,797	14.31
Managements	34,400,167	2.53
Alden Fundo de Investimento em Ações	26,154,741	1.92
	622,977,034	45.77
Treasury	12,042,004	0.88
Votorantim S.A.	50,180,059	3.69
Other shareholders	676,064,487	49.66
	1,361,263,584	100.00

On October 6, 2020 the Company closed, the secondary public offering of 150,217,425 common shares, without par value, of Suzano held by BNDES Participações S.A. – BNDESPAR, including 13,180,000 securities in the form of American Depositary Shares (“ADSs”), at a price per Security to the public of R$46.00 (forty-six Brazilian Reais), resulting in an aggregate sale price of R$6,910,002. The ADSs were offered and sold to the public at a price of U.S.$8.15 (eight U.S. Dollars and fifteen cents) per ADS. The price per security in the form of ADS corresponds to the price per security translated into U.S. Dollars, based on the selling exchange rate for U.S. Dollars (PTAX).

By resolution of the Board of Directors, the share capital may be increased, irrespective of any amendment to the Bylaws, up to the limit of 780,119,712 common shares, all exclusively book-entry shares.

For the year ended December 31, 2020, SUZB3 common shares ended the year quoted at R$58.54 (fifty-eight Brazilian Reais and fifty-four cents) (R$39.68 (thirty-nine Brazilian Reais and sixty-eight cents) on December 31, 2019).

25.2	Dividends

The Company´s bylaws establishes that the minimum annual dividend is the lowest value between:

(i)	25% of adjusted net income for the year pursuant to Article 202 of Brazilian Law nº.6,404/76, or

(ii)	10% of the Company's consolidated operating cash generation for the year.

In the year ended December 31, 2020, and 2019 no dividends were distributed, due to the loss in both year.

25.3	Reserves

25.3.1	Income reserve

They are constituted by the allocation of the Company's profits, after the allocation for the payment of the minimum mandatory dividends and after the allocation to the various profit reserves, as set forth below:

(i)	legal: it is measured based on 5% (five percent) of net profit of each fiscal year as specified in article 193 of Brazilian Law nº.6,404/76, which shall not exceed 20% (twenty percent) of the share capital, whereas in the year in which the balance of the legal reserve plus the capital reserve amounts exceeds 30% (thirty percent) of the share capital, the allocation of part of the profit will not be mandatory. The use of this reserve is restricted to loss compensation and capital increase and aims to ensure the integrity of the share capital. On December 31, 2020, the reserve of R$317,144 was fully absorbed by the loss of the year.

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2020 and 2019

(ii)	capital increase: it is measured basis of up to 90% (ninety percent) of the remaining balance of net income for the year and limited to 80% (eighty percent) of the share capital, pursuant to the Company's Bylaws, after the allocation to the legal reserve and minimum mandatory dividends. The constitution of this reserve aims to ensure to the Company adequate operating conditions. This reserve was absorbed in full in 2019.

(iii)	special statutory: it is measured basis of up to 10% (ten percent) of the remaining balance of net income for the year and aims to ensure the continuity of the semiannual distribution of dividends, up to the limit of 20% (twenty percent) of the share capital. This reserve was absorbed in full in 2019.

(iv)	tax incentives: it is measured as specified in article 195-A of the Brazilian Law No. 6,404/76, modified by Brazilian Law nº.11,638/07, based on donation or the amounts of government grants for investment. This reserve was absorbed in full in 2019.

25.3.2	Capital reserve

They consist of amounts received by the Company arising from transactions with shareholders that do not pass through the income statement and may be used to absorb losses when they exceed profit reserves and redemption, reimbursement and purchase of shares.

The breakdown of capital reserves is arising from stock options in the amount of R$10,612 and the issuance of shares related to the business combination with Fibria in the amount of R$6,410,885. As of December 31, 2020, this reserve absorbed R$6,410,885 due to the loss for the year and the balance corresponded to 0.11% of the share capital.

25.4	Other reserves

These are changes that occur in shareholders' equity arising from transactions and other events that do not originate with shareholders and are disclosed net of tax effects, as set forth below:

	Debenture conversion 5th issue	Actuarial loss	Exchange variation and fair value of financial assets	Exchange variation on conversion of financial statements of foreign subsidiaries	Deemed cost	Total
Balances at December 31, 2018	(45,746)	(98,490)		164,168	2,301,776	2,321,708
Actuarial loss		(95,628)				(95,628)
Gain on conversion of financial asset and fair value			2,360			2,360
Gain on conversion of financial statements and on foreign investments				45,819		45,819
Realization of deemed cost, net of taxes					(52,918)	(52,918)
Balances at December 31, 2019	(45,746)	(194,118)	2,360	209,987	2,248,858	2,221,341
Actuarial loss		(22,037)				(22,037)
Gain on conversion of financial asset and fair value			4,151			4,151
Loss on conversion of financial statements and on foreign investments				(2,857)		(2,857)
Partial realization of deemed cost, net of taxes					(70,654)	(70,654)
Balances at December 31, 2020	(45,746)	(216,155)	6,511	207,130	2,178,204	2,129,944

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2020 and 2019

25.5	Treasury shares

	Quantity	Average cost per share	Historical value	Market value
Balances at December 31, 2018	12,042,004	18.13	218,265	458,560
Balances at December 31, 2019	12,042,004	18.13	218,265	477,827
Balances at December 31, 2020	12,042,004	18.13	218,265	704,939

25.6	Result absorption

	Limit on	Result absorption		Reserve balances
	share capital%	December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2019
Realization of deemed cost, net of taxes		(70,654)	(52,918)
Tax incentive reserve			(684,563)
Special statutory reserve			(242,612)
Legal reserve	20%	(317,144)	(105,670)		317,144
Capital increase reserve	80%		(1,730,629)
Capital reserve		(6,410,885)		10,612	6,416,864
Unclaimed dividends forfeited		(130)	(1,126)
		(6,798,813)	(2,817,518)	10,612	6,734,008

26.	EARNINGS (LOSS) PER SHARE

26.1	Basic

The basic (loss) earnings per share is measured by dividing the profit attributable to the Company’s shareholders by the weighted average common shares issued during the year, excluding the common shares acquired by the Company and held as treasury shares.

	December 31, 2020	December 31, 2019	December 31, 2018
Resulted of the year attributable for controlling shareholders’	(10,724,828)	(2,817,518)	319,693
Weighted average number of shares in the year	1,361,264	1,361,264	1,105,826
Weighted average treasury shares	(12,042)	(12,042)	(12,333)
Weighted average number of outstanding shares	1,349,222	1,349,222	1,093,493
Basic loss per common share - R$	(7.94890)	(2.08825)	0.29236

26.2	Diluted

The diluted earnings per share is measured by adjusting the weighted average of outstanding common shares, assuming the conversion of all common shares that would cause dilution.

	December 31, 2020	December 31, 2019	December 31, 2018
Resulted of the year attributed to controlling shareholders’	(10,724,828)	(2,817,518)	319,693
Weighted average number of shares in the year (except treasury shares)	1,349,222	1,349,222	1,093,493
Adjustment by stock options			1,386
Weighted average number of shares (diluted)	1,349,222	1,349,222	1,094,879
Diluted loss per common share - R$	(7.94890)	(2.08825)	0.29199

Due to the loss in the year, the Company does not consider the dilution effect in the measurement.

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2020 and 2019

27.	NET FINANCIAL RESULT

	December 31, 2020	December 31, 2019	December 31, 2018
Financial expenses
Interest on loans, financing and debentures (1)	(3,275,618)	(3,358,806)	(1,033,485)
Premium with repurchase of bonds	(391,390)
Amortization of fundraising costs (2)	(101,741)	(220,642)	(44,499)
Amortization of fair value adjustment on business combination	(38,826)	1,548
Adjustment to present value - lease	(486,286)	(275,404)
Other financial expenses	(165,564)	(325,544)	(422,390)
	(4,459,425)	(4,178,848)	(1,500,374)
Financial income
Cash and cash equivalents and marketable securities	146,930	392,018	442,378
Amortization of fair value adjustment on business combination	95,238	37,412
Other financial income	85,307	63,816	17,329
	327,475	493,246	459,707
Income from derivative financial instruments
Income	7,283,864	2,711,394	588,049
Expenses	(16,706,546)	(3,786,646)	(3,323,245)
	(9,422,682)	(1,075,252)	(2,735,196)
Monetary and exchange rate variation, net
Exchange rate variation on loans, financing and debentures	(13,365,471)	(1,781,562)	(1,311,061)
Lease	(601,519)	(19,327)
Other assets and liabilities (3)	1,436,099	(164,038)	244,411
	(12,530,891)	(1,964,927)	(1,066,650)
	(26,085,523)	(6,725,781)	(4,842,513)

1)	Does not include the amount of R$10.636 arising from capitalized interest in the year ended on December 31, 2002 (R$4,213 in the year ended on December 31, 2019).

2)	Includes an expense of R$13,783 arising from transaction costs with loans and financing that were recognized directly to the income statement (R$34,836 as of December 31, 2019).

3)	Includes effects of exchange rate variations of trade accounts receivable, trade account payable, cash and cash equivalents, marketable securities and other.

28.	NET SALES

	December 31, 2020	December 31, 2019	December 31, 2018
Gross sales	35,663,758	31,395,955	14,802,821
Sales deductions
Adjustment to present value		(5,316)	(4,984)
Returns and cancelations	(68,367)	(109,641)	(75,477)
Discounts and rebates	(3,830,267)	(3,835,140)	(15,695)
	31,765,124	27,445,858	14,706,665

Taxes on sales	(1,304,847)	(1,432,908)	(1,263,289)

Net sales	30,460,277	26,012,950	13,443,376

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2020 and 2019

29.	SEGMENT INFORMATION

29.1	Criteria for identifying operating segments

The Company evaluates the performance of its business segments through the operating result. The information disclosed under “Not Segmented” is related to income statement and balance sheet items not directly attributed to the pulp and paper segments, such as, net financial result and income and social contribution taxes expenses, in addition to the balance sheet classification items of assets and liabilities.

The operating segments defined by Management are set forth below:

i)	Pulp: comprises production and sale of hardwood eucalyptus pulp and fluff pulp mainly to supply the foreign market, with any surplus sold in the domestic market.

ii)	Paper: comprises production and sale of paper to meet the demands of both domestic and foreign markets. Consumer goods (tissue) sales are classified under this segment due to its immateriality.

Information related to total assets by reportable segment is not disclosed, as it is not included in the set of information made available to the Company’s administration, which makes investment decisions and determine allocation of resources on a consolidated basis.

In addition, with respect to geographical information related to non-current assets, the Company does not disclose such information, as all of our property, plant and equipment, biological and intangible assets are located in Brazil.

29.2	Information of operating segments

	December 31, 2020
	Pulp	Paper	Not segmented	Total
Net sales	25,578,265	4,882,012		30,460,277
Domestic market (Brazil)	1,609,449	3,358,186		4,967,635
Foreign market	23,968,816	1,523,826		25,492,642
Asia	12,921,081	196,266		13,117,347
Europe	6,409,879	262,924		6,672,803
North America	4,340,956	263,328		4,604,284
South and Central America	184,590	723,603		908,193
Africa	112,310	77,705		190,015
Cost of sales	(15,754,930)	(3,211,401)		(18,966,331)
Gross profit	9,823,335	1,670,611		11,493,946
Gross margin (%)	38.4%	34.2%		37.7%

Operating income (expenses)	(2,409,483)	(641,069)		(3,050,552)
Selling	(1,770,036)	(404,616)		(2,174,652)
General and administrative	(1,016,093)	(427,099)		(1,443,192)
Other operating, net	390,178	140,972		531,150
Income(loss) from associates and joint ventures	(13,532)	49,674		36,142
Operating profit before net financial income (“EBIT”) (1)	7,413,852	1,029,542		8,443,394
Operating margin (%)	29.0%	21.1%		27.7%

Financial result, net			(26,085,523)	(26,085,523)

Net income (loss) before taxes	7,413,852	1,029,542	(26,085,523)	(17,642,129)

Income taxes			6,927,194	6,927,194

Net income (loss) for the year	7,413,852	1,029,542	(19,158,329)	(10,714,935)
Profit (loss) margin for the year (%)	29.0%	21.1%		(35.2%)

Result of the year attributable to controlling Shareholders	7,413,852	1,029,542	(19,168,222)	(10,724,828)
Result of the year attributed to non-controlling shareholders			9,893	9,893

Depreciation, depletion and amortization	6,232,376	540,404		6,772,780

1)	Earnings before interest and tax.

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2020 and 2019

	December 31, 2019
	Pulp	Paper	Not segmented	Total
Net sales	21,027,686	4,985,264		26,012,950
Domestic market (Brazil)	1,833,936	3,480,279		5,314,215
Foreign market	19,193,750	1,504,985		20,698,735
Asia	9,605,799	136,882		9,742,681
Europe	5,950,832	221,697		6,172,529
North America	3,592,563	382,628		3,975,191
South and Central America	44,556	710,086		754,642
Africa		53,692		53,692
Cost of sales	(17,440,018)	(3,303,464)		(20,743,482)
Gross profit	3,587,668	1,681,800		5,269,468
Gross margin (%)	17.1%	33.7%		20.3%

Operating income (expenses)	(2,089,286)	(679,719)	128,115	(2,640,890)
Selling	(1,503,775)	(401,504)		(1,905,279)
General and administrative	(806,774)	(366,584)		(1,173,358)
Other operating, net	209,577	68,062	128,115	405,754
Income from associates and joint ventures	11,686	20,307		31,993
Operating profit before net financial income (“EBIT”) (1)	1,498,382	1,002,081	128,115	2,628,578
Operating margin (%)	7.1%	20.1%		10.1%

Financial result, net			(6,725,781)	(6,725,781)

Net income (loss) before taxes	1,498,382	1,002,081	(6,597,666)	(4,097,203)

Income taxes			1,282,461	1,282,461

Net income (loss) for the year	1,498,382	1,002,081	(5,315,205)	(2,814,742)
Profit (loss) margin for the year (%)	7.1%	20.1%		(10.8%)

Result of the year attributable to controlling Shareholders	1,498,382	1,002,081	(5,317,981)	(2,817,518)
Result of the year attributed to non-controlling shareholders			2,776	2,776

Depreciation, depletion and amortization	7,575,630	516,322		8,091,952

1)	Earnings before interest and tax.

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2020 and 2019

	December 31, 2018
	Pulp	Paper	Not segmented	Total
Net sales	8,783,274	4,660,102		13,443,376
Domestic market (Brazil)	744,566	3,307,074		4,051,640
Foreign market	8,038,708	1,353,028		9,391,736
Asia	3,837,998	101,695		3,939,693
Europe	2,810,899	225,111		3,036,010
North America	1,340,907	210,831		1,551,738
South and Central America	48,904	774,730		823,634
Africa		40,661		40,661
Cost of sales	(3,965,912)	(2,956,419)		(6,922,331)
Gross profit	4,817,362	1,703,683		6,521,045
Gross margin (%)	54.8%	36.6%		48.5%

Operating income (expenses)	(626,887)	(886,347)		(1,513,234)
Selling expenses	(212,869)	(385,857)		(598,726)
General and administrative expenses	(275,859)	(549,350)		(825,209)
Other operating income (expenses), net	(138,159)	41,284		(96,875)
Income from associates and joint ventures		7,576		7,576
Operating profit before net financial income (“EBIT”) (1)	4,190,475	817,336		5,007,811
Operating margin (%)	47.7%	17.5%		37.3%

Financial result, net			(4,842,513)	(4,842,513)

Net income (loss) before taxes	4,190,475	817,336	(4,842,513)	165,298

Income taxes			154,516	154,516

Net income (loss) for the year	4,190,475	817,336	(4,687,997)	319,814
Profit margin for the year (%)	47.7%	17.5%		2.5%

Result of the year attributable to controlling shareholders	4,190,475	817,336	(4,688,118)	319,693
Result of the year attributed to non-controlling shareholders			121	121

Depreciation, depletion and amortization	1,105,381	457,842		1,563,223

1)	Earnings before interest and tax.

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2020 and 2019

With regard to the foreign market revenues of the pulp operating segment, China and USA are the main countries in relation to net revenue, 47.97% and 16.54%, respectively, for the year ended December 31, 2020 (China and USA represented 40.00% and 16.54%, respectively, on December 31, 2019).

With regard to the foreign market revenues of the paper operating segment, Argentina and USA are the main countries in relation to net revenue, representing 18.06% and 17.92%, respectively, for the year ended December 31, 2020 (USA, Peru e Argentina represented 24.64%, 12.70% e 11.61% , respectively, on December 31, 2019).

There is no other individual foreign country that represents more than 10% of net revenue in the foreign market for the years ended December 31, 2020 and December 31, 2019.

29.3	Net sales by product

The following table set forth the breakdown of consolidated net sales by product:

Products	December 31, 2020	December 31, 2019	December 31, 2018
Market pulp (1)	25,578,265	21,027,686	8,783,274
Printing and writing paper (2)	3,891,002	4,100,502	3,834,380
Paperboard	935,047	823,360	764,701
Other	55,963	61,402	61,021
Net sales	30,460,277	26,012,950	13,443,376

1)	Net sale from fluff pulp represents approximately 0.6% of total net sales and, therefore, was included in market pulp net sales.

2)	Tissue is a recently launched product and its revenues represent approximately 2.6% of total net sales and, therefore, was included in printing and writing paper net sales.

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2020 and 2019

29.4	Goodwill based on expected future profitability

The goodwill based on expected future profitability arising from the business combination were allocated to the disclosable segments, which correspond to the Company's cash-generating units (“CGU”), considering the economic benefits generated by such intangible assets. The allocation of intangibles is set forth below:

	December 31, 2020	December 31, 2019
Pulp	7,897,051	7,942,486
Consumer goods	119,332	119,332
	8,016,383	8,061,818

30.	RESULTS BY NATURE

	December 31, 2020	December 31, 2019	December 31, 2018
Cost of sales (1)
Personnel expenses	(997,080)	(1,374,331)	(649,741)
Variable cost	(7,533,152)	(10,067,716)	(3,197,895)
Logistics cost	(4,156,096)	(2,776,021)	(1,044,899)
Depreciation, depletion and amortization (2)	(5,773,088)	(7,135,049)	(1,523,935)
Operating expenses COVID-19 (3)	(95,024)
Other (4)	(411,891)	609,635	(505,861)
	(18,966,331)	(20,743,482)	(6,922,331)
Selling expenses
Personnel expenses	(205,636)	(215,640)	(145,844)
Services	(114,143)	(85,161)	(78,227)
Logistics cost	(852,562)	(618,089)	(297,129)
Depreciation and amortization	(905,880)	(904,748)	(4,471)
Other (5)	(96,431)	(81,641)	(73,055)
	(2,174,652)	(1,905,279)	(598,726)
General and Administrative expenses
Personnel expenses	(862,308)	(642,543)	(469,661)
Services	(311,975)	(323,841)	(235,544)
Depreciation and amortization	(78,275)	(26,221)	(34,817)
Social actions COVID-19	(48,590)
Operating expenses COVID-19 (3)	(41,076)
Other (6)	(100,968)	(180,753)	(85,187)
	(1,443,192)	(1,173,358)	(825,209)
Other operating (expenses) income net
Rents and leases	4,303	5,805
Result from sale of other products, net	56,791	15,229	8,785
Result from sale and disposal of property, plant and equipment and biological assets, net (4)	56,984	(63,454)	4,523
Result on fair value adjustment of biological assets	466,484	185,399	(129,187)
Insurance reimbursement	5,025	7,917
Amortization of intangible assets	(15,537)	(20,336)	(9,947)
Trade agreement credits (5)		87,000	51,846
Result on disposal of investmets	(9,404)
Tax credits - gains in tax lawsuit (ICMS from the PIS/COFINS calculation basis) (6)		128,115	335
Provision for loss and write-off of property, plant and equipment and biological assets			(18,103)
Other operating income (expenses), net	(33,496)	60,079	(5,127)
	531,150	405,754	(96,875)

1)	Includes R$524,411 related to idle capacity and maintenance downtime (R$615,394 as of December 31, 2019).

2)	In the year ended December 31, 2020 includes amortization of the inventories step up, arising from the business combination with Fibria, in the amount of R$2,178,903.

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2020 and 2019

3)	Includes, mainly, expenses in the facilities units for the upgrading of cafeterias and workplaces, expansion of the frequency of conservation, cleaning, hygiene and maintenance of common areas, public transport with more space between passengers, distribution of masks and realization rapid tests on employees working in facilities units.

4)	Includes R$3,177 related to dismantling cost arising from land lease agreement used in the formation of the cost of biological assets.

5)	Includes expected credit losses, insurance, materials of use and consumption, travel, accommodation, trade fairs and events.

6)	Includes corporate expenses, insurance, materials of use and consumption, social programs and donations, travel and accommodation.

31.	INSURANCE COVERAGE

The Company has insurance coverage for operational risks, with a maximum coverage of US$1,000,000 corresponding to R$5,196,700. Additionally, the Company has insurance coverage for civil general liabilities in the amount of US$20,000 corresponding to R$103,934 on December 31, 2020.

Company's Management considers these amounts adequate to cover any potential liability, risks and damages to its assets and loss of profits.

The Company does not have insurance coverage for its forests. To mitigate the risk of fire, the Company maintains internal fire brigades, a watchtower network, and a fleet of fire trucks. There is no history of material losses from forest fires.

The Company has a domestic and international transportation insurance policy effective through May 2021, renewable for additional 12 months.

In addition, it has insurance coverage for civil responsibility for Directors and Executives (D&O) for amounts considered adequate by Management.

The assessment of the sufficiency of insurance coverage is not part of the scope of the examination of the financial statements by our independent auditors.

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2020 and 2019

32.	SUBSEQUENT EVENTS

32.1	Conclusion of commitment to purchase and sale of rural properties and forests with conditions precedent (“Closing”)

On January 5, 2021, through a Notice to the Market, the Company informs the conclusion of the transaction with Bracell SP Celulose Ltda. and Turvinho Participações Ltda., receiving the final purchase price of R$1,056,755 in connection with the terms of the purchase and sale of rural properties and forests, with the conditions precedent agreement signed between the parties (Note 1.2.2).

From the total amount received:

i)	R$375,850 was recognized in other liabilities, since it is related to the sale of eucalyptus forests (mature) and biological assets in formation (immature), which will be recognized in other operating results upon delivery of the wood; and

ii)	R$680,895 was recognized other operating results, in compliance with the obligation to delivery and transfer the possession of the rural properties. The cost of properties in the amount of R$ 289,867, previously classified non-current assets held for sale, was realized and recognized in other operating results, generating a net income of R$391,028.

The transfer of lease agreements in the amount of R$1, mentioned in note 1.2.2, was deducted from the amount received, without impacting the object of purchase and sale of the Transaction mentioned above.

In addition, of the amount received for the sale of rural properties, R$50,415 was classified as marketable securities of long-term as escrow account, whose amount will only be released after compliance with the documentary regularization of certain rural properties as defined in the terms of the purchase and sale. Regularization costs were estimated at R$ 8,000 and were provisioned in the other operating results.

32.2	Early settlement of financing with BNDES

On February 9, 2021, the Company early settled a financing contract with BNDES, in the principal amount of R$1,453,842, with original maturity in May 2026 and monthly interest rate indexed to SELIC + 3% p.a. and TJLP + 2% and transaction cost in the amount of R$30,000.